                                                              Filed Pursuant to
                                                              Rule 424(b)(1)
                                                              Reg. No. 333-29077




     COYOTE SPORTS, INC.

                        1,050,000 SHARES OF COMMON STOCK

             [LOGOS OF REYNOLDS, APOLLO, AND ICE.USA APPEAR HERE]

  Coyote Sports, Inc. (the "Company" or "Coyote") is offering 1,050,000 shares of Common Stock of the Company (the "Shares"). In addition, an aggregate of 75,000 shares of Common Stock owned by certain shareholders of the Company (the "Bridge Lenders") and Warrants to purchase an additional 125,000 shares are being registered simultaneously with this offering for resale by such shareholders from time to time. See "Additional Registered Securities."

  Prior to the offering of the Company's securities as described herein, there has been no public market for the Shares and there can be no assurance that any such market will develop. The initial offering price has been determined by negotiation between the Company and Cohig & Associates, Inc., the Representative of the Underwriters (the "Representative"). For a discussion of the factors considered in determining the initial public offering price, see "Underwriting." The Shares have been approved for quotation on The Nasdaq SmallCap Market.
                                  -----------

  THIS OFFERING INVOLVES SPECULATIVE SECURITIES WITH A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.
                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION   OR   ANY   STATE  SECURITIES   COMMISSION   NOR   HAS
  THE COMMISSION OR ANY STATE  SECURITIES COMMISSION PASSED UPON THE ACCURACY
   OR ADEQUACY OF  THIS PROSPECTUS. ANY REPRESENTATION TO THE  CONTRARY IS A
    CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                               PUBLIC   DISCOUNTS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share..................................  $     5.00   $   0.50   $     4.50
--------------------------------------------------------------------------------
Total(3)...................................  $5,250,000   $525,000   $4,725,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The Company has agreed to pay the Representative a non-accountable expense allowance equal to 3% of the gross offering proceeds, and to issue to it, the Representative's Warrants (as defined herein). The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated offering expenses payable by the Company of $870,000, including the non-accountable expense allowance. The Bridge Lenders are not responsible for any of these expenses.
(3) The Company has granted the Representative an option, exercisable within 45 days from the date of this Prospectus, to purchase up to an additional 157,500 Shares on the same terms as set forth above solely to cover overallotment, if any. If the overallotment option is exercised in full, the total Price to Public, Underwriting Discounts and Proceeds to Company will be $6,037,500, $603,750 and $5,433,750 respectively. See
    "Underwriting."
                                  -----------

  The Shares are being offered severally, and not jointly, by the Underwriters, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part and certain other conditions. It is expected that delivery of the certificates representing the Shares will be made on or about September 23, 1997.

                            COHIG & ASSOCIATES, INC.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 18, 1997.

 COYOTE SPORTS, INC. DESIGNS, ENGINEERS, MANUFACTURES, MARKETS AND DISTRIBUTES
       BRAND NAME SPORTS EQUIPMENT AND RECREATIONAL PRODUCTS WORLDWIDE.

                      [PHOTO OF GOLF SHAFTS APPEARS HERE]

                         [REYNOLDS LOGO APPEARS HERE]

                       [PHOTO OF SKI POLES APPEARS HERE]

                          [APOLLO LOGO APPEARS HERE]

                    [PHOTO OF BICYCLE FRAMES APPEARS HERE]

                          [ICE.USA LOGO APPEARS HERE]


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The Company intends to furnish its security holders with annual reports containing audited financial statements and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

  On the effective date of the Registration Statement of which this Prospectus forms a part, the Company became a "reporting company" under the Exchange Act. The Company has registered the Common Stock under the Exchange Act as of the effective date of the Registration Statement. The Company is a "small business issuer" as defined under Regulation S-B adopted under the Securities Act of 1933, as amended (the "Securities Act"), and will file reports with the Commission pursuant to the Exchange Act on forms applicable to small business issuers.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere in this Prospectus. Coyote conducts all of its operations through its subsidiaries, Apollo Sports Technologies, Limited ("Apollo"), Apollo Golf, Inc. ("Apollo U.S."), Reynolds Cycle Technology, Limited ("Reynolds"), ICE*USA LLC ("ICE"), Cape Composites, Inc., a wholly-owned subsidiary of Sierra Materials, LLC (which collectively shall be referred to herein as "Sierra Materials") and Pentiumatics Sdn., Bhd. ("Pentiumatics"). As used in this Prospectus, unless the context otherwise requires, the term Company includes Coyote and all of its subsidiaries. Unless otherwise indicated, all share and per share data and information contained in this Prospectus relating to the number of shares of Common Stock outstanding (i) reflects a 3,450 to one forward stock split effected June 11, 1997; (ii) reflects the return to the Company for cancellation of 850,000 shares of Common Stock by the Company's two existing shareholders on July 23, 1997 ("Share Return"); (iii) assumes the issuance upon consummation of this offering of an aggregate of 75,000 shares of Common Stock and warrants to purchase 125,000 shares of Common Stock to the Bridge Lenders in connection with a private placement financing in April 1997 (see "Private Placement"); (iv) assumes no exercise of the overallotment option (up to 157,500 Shares); (v) does not include up to 500,000 shares of Common Stock reserved for issuance upon exercise of options available for grant under the Company's 1997 Stock Option Plan (the "Option Plan") and (vi) does not include up to 105,000 Shares reserved for issuance to the Representative pursuant to this offering (the "Representative's Warrants"). See "Description of Securities" and "Underwriting."

                                  THE COMPANY

  Coyote Sports, Inc. designs, engineers, manufactures, markets and distributes brand name sports equipment and recreational products worldwide. The Company's products include steel and graphite golf shafts, premium grade cycle tubing, composite ski poles and javelins. The Company also produces graphite and other advanced composite materials for use in the production of golf shafts, fishing poles, ski poles, hockey sticks and other third party manufactured products. The Company will be producing aluminum extruded alloys for such products as cycle tubing, ski poles and tennis rackets. The Company manufactures its Apollo golf shafts in its manufacturing facility in Oldbury, England, its Reynolds cycle tubing in Tyseley, England, and graphite and other advanced composite materials in California and will be manufacturing extruded aluminum alloys in Southeast Asia for such products as cycle tubing, ski poles and tennis rackets.

  During the year ended December 31, 1996, the greatest portion of the Company's sales were derived from its Apollo steel golf shafts and Reynolds cycle tubing. Apollo is the only manufacturer of seamless steel golf shafts in the world. Management believes that the physical integrity of the seamless golf shaft is superior to the welded golf shafts made by its competitors. Seamless tubes can be manufactured using a greater variety of high carbon alloys which the Company believes increase golf shaft consistency and permits greater design versatility. Apollo has a strong OEM customer base, including in alphabetical order, such brand names as Callaway Golf, Inc., Cobra Golf, Inc., Focus Golf, Harris International, Karsten, Knight Golf, MacGregor Golf, Mizuno Golf Company, Northwestern Golf, and Wilson Sporting Goods Company. Reynolds ranks as one of the leading suppliers of premium brand cycle tubing serving such customers as GT Bicycle, Inc., Kona Bicycles USA, Raleigh Bicycle Company, Ltd. and Trek Bicycle Corp. Twenty-seven of the last 39 Tour de France races were won with bicycles made from Reynolds tubing.

  Coyote's business objective is to become a leading provider of sports equipment and recreational products. Coyote management intends to build a consolidated group of companies engaged in related and complementary businesses that work together to compete effectively in the sports equipment and recreational products industry. The Company intends to continue to purchase undervalued companies within the sports equipment and recreational products industry with experienced management, that have well-established brand names and product lines, and strong engineering and design capabilities. Management intends to strengthen and foster the growth of these companies through the introduction of additional manufacturing capabilities and techniques, expanded sales and marketing efforts and vertical integration of company-wide manufacturing and distribution capabilities. Since September 1996, Coyote has acquired sole ownership of three operating companies and has a controlling interest in three other operating companies in furtherance of this strategy.

  The Company's strategies to achieve its objective and facilitate its growth are to: (i) continue to evaluate and acquire businesses compatible with the Company's objective; (ii) expand further into the graphite golf shaft market;
(iii) increase the production of steel golf shafts to the optimal manufacturing plant production output so as to realize cost efficiencies; (iv) shift the manufacturing mix to products with higher value to increase per unit profitability; (v) introduce aluminum alloy cycle tubing and other products through a new manufacturing facility in Southeast Asia; (vi) increase the capacity of the Company's graphite and other advanced composite materials manufacturing facility; and (vii) expand product offerings into new and existing markets.

  The Company was incorporated in Nevada on October 24, 1994. The Company's principal offices are located at 2291 Arapahoe Avenue, Boulder, Colorado 80302, and its telephone number is (303) 417-0942.

                                  THE OFFERING

Securities offered......  1,050,000 Shares.

Common Stock
 outstanding before
 offering...............  2,600,000 Shares

Common Stock
 outstanding after
 offering...............  3,725,000 Shares(1)

Use of Proceeds.........  Repayment of loan, capital equipment for Sierra
                          Materials, repayment of liabilities for Sierra Materials, repayment of stockholder notes, and working capital. See "Use of Proceeds."

NASDAQ SmallCap symbol
 for Common Stock.......  "COYT"
--------
(1) Includes 75,000 shares to be issued to Bridge Lenders on the effective date of this offering. See "Private Placement."

                                  RISK FACTORS

  This offering involves a high degree of risk and immediate substantial dilution. Prospective investors should carefully consider the matters set forth under "Risk Factors" and "Dilution."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

  The following historical summary consolidated statement of operations data for each of the years in the two-year period ended December 31, 1996 and the historical summary balance sheet data as of December 31, 1996 are taken or derived from the historical consolidated financial statements of the Company included elsewhere herein, which were audited by KPMG Peat Marwick LLP as set forth in their report thereon also included herein. The historical summary consolidated statements of operations data for the six months ended June 30, 1996 and 1997 are taken or derived from the unaudited consolidated financial statements of the Company included elsewhere herein. In the opinion of management, such unaudited interim consolidated financial statements reflect all adjustments (including only normal recurring accruals) which in the opinion of management are necessary for a fair presentation of the results for these periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The following summary unaudited pro forma financial data are taken or derived from the unaudited pro forma condensed combined financial statements of the Company included elsewhere herein. The pro forma data are not necessarily indicative of the results of the operations or financial position that would have been obtained had the acquisitions occurred as of the beginning of the periods covered thereby nor do they purport to be indicative of the future results of operations or financial position of the Company. The summary financial and operating data should be read in conjunction with the financial statements, including notes thereto, included elsewhere in the Prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              YEAR ENDED DECEMBER 31,             SIX MONTHS ENDED JUNE 30,
                         ------------------------------------ ---------------------------------------
                                                 PRO FORMA(1)                            PRO FORMA(2)
                            1995        1996         1996        1996        1997            1997
                         ----------  ----------  ------------ ----------  ----------     ------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Net sales............. $      --        5,453       23,522          20      12,750          13,683
  Cost of goods sold....        --       (4,169)     (17,881)        (23)     (9,784)        (10,622)
                         ----------  ----------   ----------  ----------  ----------      ----------
  Gross profit (loss)...        --        1,284        5,641          (3)      2,966           3,061
  Selling, general and
   administrative
   expenses.............       (371)     (2,308)      (6,856)       (238)     (4,072)         (4,233)
                         ----------  ----------   ----------  ----------  ----------      ----------
  Operating loss........       (371)     (1,024)      (1,215)       (241)     (1,106)         (1,172)
  Other income (ex-
   pense), net..........        --           92         (106)        --         (788)(6)        (760)
  Income tax benefit
   (expense)............        --          --          (248)        --          181             181
  Minority interests....        --           (6)          (6)        --           48              60
                         ----------  ----------   ----------  ----------  ----------      ----------
  Net loss.............. $     (371)       (938)                    (241)     (1,665)
                         ==========  ==========               ==========  ==========
  Net loss per share.... $    (0.11)      (0.27)                   (0.07)      (0.48)
                         ==========  ==========               ==========  ==========
  Pro forma net loss....                          $   (1,575)                                 (1,691)
                                                  ==========                              ==========
  Pro forma net loss per
   share(3).............                          $    (0.46)                                  (0.49)
                                                  ==========                              ==========
  Shares used in
   computing net loss
   per share and pro
   forma net loss per
   share(3)(5)..........  3,450,000   3,450,000    3,450,000   3,450,000   3,450,000       3,450,000

                                                              JUNE 30, 1997
                                                           --------------------
                                              DECEMBER 31,          AS ADJUSTED
                                                  1996     ACTUAL       (4)
                                              ------------ -------  -----------
BALANCE SHEET DATA:
  Cash.......................................   $   305      1,807     3,515
  Working capital (deficit)..................     1,960       (672)    3,136
  Total assets...............................    11,799     19,717    21,425
  Total liabilities..........................     6,563     13,447    11,300
  Minority interests in net assets of subsid-
   iaries....................................       210        756       756
  Total stockholders' equity.................     5,027      5,514     9,369

--------
(1) Pro forma financial information is based upon the historical consolidated financial statements of the Company for the year ended December 31, 1996, the historical combined financial statements of Apollo, Apollo U.S., Reynolds and an acquired manufacturing facility for the nine months ended September 30, 1996 (collectively, the "Apollo Entities"), and the historical financial statements of Sierra Materials for the ten months period ended December 31, 1996.
(2) Pro forma financial information is based upon the historical consolidated financial statements of the Company and the historical financial statements of Sierra Materials for the period January 1, 1997 to March 31, 1997.
(3) Calculated as described in Note 1 of Notes to Consolidated Financial Statements.
(4) As adjusted amounts reflect the sale of 1,050,000 Shares (excluding any Shares which may be sold as a result of the exercise of the overallotment option and excluding 75,000 shares to be issued to the Bridge Lenders) as contemplated by this Prospectus at a price of $5.00 per Share, net of $1,395,000 of estimated offering expenses including the non-accountable expense allowance and underwriting discounts and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(5) Subsequent to June 30, 1997, the Company retired 850,000 shares of Common Stock contributed back by the Company's stockholders.
(6) Approximately $550,000 of this amount is attributable to debt financing costs associated with the Private Placement (See "Private Placement").

                                 RISK FACTORS

  The purchase of the Shares is speculative and involves a high degree of risk and immediate and substantial dilution. Prospective investors should carefully consider all of the information contained in this Prospectus and, in particular, the following factors which could adversely affect the operations and prospects of the Company, before making a decision to purchase any Shares.

RISK FACTORS RELATED TO THE BUSINESS OF THE COMPANY

  Recent Operating Losses and Accumulated Deficit. Coyote has acquired an interest in seven operating companies since inception, one of which was recently dissolved. Of these, Apollo, Apollo U.S., Reynolds and ICE were the only companies with business operations during the year ended December 31, 1996 which had been acquired as of that date. The Company, on a consolidated historical basis, incurred a net loss of $937,954 for the year ended December 31, 1996. Subsequent to December 31, 1996, the Company acquired two additional entities, Sierra Materials and Pentiumatics, in exchange for cash and the assumption of indebtedness. Sierra Materials operated at a loss of $252,782 for the ten month period ended December 31, 1996. Pentiumatics was acquired by the Company in April 1997 and had no prior business operations. From inception through June 30, 1997, the Company has an accumulated deficit of $2,991,075. In order to become profitable, the Company must increase sales while effectively managing costs. There can be no assurance that the Company will be able to achieve these goals or attain profitability. See "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

  Risks Involved With Expansion Strategy and Unspecified Acquisitions. Since inception, the Company has acquired an equity interest in seven operating companies. In May 1997, the Company and its partner dissolved one of the companies whose objective was to evaluate the business opportunities in marketing and selling sporting apparel. An important part of the Company's growth strategy is to increase sales through product innovation and pursuing growth opportunities in domestic and international markets, including growth through acquisitions. In most cases, the Company will not be required to obtain stockholder approval in order to complete its acquisitions. Acquisitions involve numerous risks, including potential difficulties in the assimilation of acquired operations, diversion of management's attention away from normal operating activities, negative financial impact based on the amortization of any acquired intangible assets, potential loss of key employees of the acquired operation and potential financial risks resulting from pre-acquisition liabilities that may exceed any indemnities provided by the seller of the acquired company.

  No Assurance That Acquisitions Will Be Effectively Assimilated. The successful integration of any such acquisition is critical to the future financial performance of the Company. Complete integration of any acquisitions could take several fiscal quarters to accomplish and would require, among other considerations, assimilation of the acquired companies, their management, personnel and procedures as part of the Company's existing consolidated group and coordination of the respective companies' sales and marketing and research and development efforts. There can be no assurance that present and potential customers of the Company and any acquired entity would continue purchasing from the Company. In addition, the process of combining two organizations could cause the interruption of, or loss of momentum in, the activities of either or both companies' businesses, which could have an adverse impact on their combined operations. The Company believes that there may be other acquisition opportunities which could complement its existing businesses. While the Company regularly evaluates acquisition and business combination opportunities, there are no commitments or agreements with respect to any potential additional acquisition as of the date of this Prospectus. There can be no assurance that the recent acquisitions or any other business that the Company may acquire in the future will be effectively and profitably integrated into the Company.

  Further Capital Requirements Associated With Expansion. The Company's capital requirements have been and will continue to be significant. To date, the Company has funded its capital requirements primarily with equity investments from the Company's founders and the gross proceeds of $1,500,000 obtained by the Company pursuant to the Private Placement. The Company anticipates that the proceeds to the Company from this offering, together with projected cash flows from operations, will be sufficient to satisfy its contemplated cash requirements for at least 12 months following the consummation of this offering. However, the Company's growth strategies include acquisitions which, in particular, could create cash requirements beyond those presently contemplated. No portion of the net proceeds from this offering have been specifically designated for any future acquisitions of other companies or the assets of other companies. See "Use of Proceeds." The Company's ability to consummate future acquisitions and execute its growth strategy will depend to a significant degree on its ability to obtain additional debt or equity financing. Other than the proceeds from this offering, the Company has no commitments for additional borrowings or sales of equity securities, and there can be no assurance that the Company will be successful in consummating any such future financing arrangements on terms favorable to the Company or that any such acquisition will not force the Company to acquire additional debt. Certain factors among others could affect the Company's access to the capital markets or the cost of such capital, including the perception in the capital markets of the Company's present businesses, results of operations, leverage, financial condition and business prospects or concerns in the capital markets regarding the potential for growth in the particular industries in which the Company's subsidiaries conduct their businesses. Expansion or acquisition costs could adversely affect the Company's liquidity and financial stability. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Potential Problems Associated With Growth. The Company has experienced significant growth in the past two years and expects such growth to continue. The Company's growth may place significant strains on the Company's future management, staff, working capital, and operating and financial control systems. There can be no assurance that the Company's management, staff, working capital and systems will be adequate to support its future anticipated growth. The failure to continue to upgrade operating and financial control systems, to recruit qualified staff or to respond effectively to difficulties encountered during expansion could have a material adverse effect on the Company's business, results of operations and financial condition.

  Dependence on Foreign Manufacturing Operations; Country Risks and Exchange Rate Fluctuations. For the year ended December 31, 1996, and the six months ended June 30, 1997, substantially all of the Company's revenues were from products manufactured in foreign countries. The Company's business is highly dependent upon steel golf shaft and cycle tubing products that are manufactured in England utilizing raw materials furnished by a foreign supplier. Apollo's steel golf shaft business and Reynolds cycle tubing business accounted for approximately 91% of the Company's sales for the year ended December 31, 1996. In the future, the Company expects that an expanded number of its products will be manufactured in Southeast Asia. The Company's business is subject to the risks generally associated with doing business abroad, such as delays in shipment, foreign governmental regulation, adverse fluctuations in foreign exchange rates, embargoes, tariffs, exchange controls, trade disputes, expropriation, changes in economic conditions and governmental instability in the countries in which the Company's manufacturing plants are located. The Company's business is also subject to the risks associated with the enactment of additional United States or foreign legislation and regulations relating to exports or imports, including quotas, duties, taxes or other charges or restrictions that could be imposed upon the import or export of the Company's products in the future which, if imposed, could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Dependence on Economic Conditions and Consumer Trends. The Company's business is subject to economic cycles and changing consumer trends. Purchases of discretionary sports equipment and recreational products tend to decline in periods of economic uncertainty. The Company's products are generally used by its customers in manufacturing finished goods for sale. Any significant decline in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending could have a material adverse effect on the Company's business, results of operations and financial condition. In the past ten years, there has been increased consumer spending on golf, cycle and skiing products. There can be no assurance that consumer spending for golf, cycle and skiing products will continue. Any general decline in the size of the market for golf shafts, cycle tubing or ski poles, whether from general economic conditions, or otherwise or any adverse change in the sale of products manufactured for the Company's customers would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business."

  Seasonality and Dependence on Customers' Markets. Golf equipment, cycle tubing and ski poles are seasonal products. The Company's results of operations may be materially adversely affected by quarter-to-quarter changes in unit sales to individual customers. Such changes may result from either decisions by the customer to increase or decrease purchases or from the traditional volatility in consumer demand for products. The Company believes that this volatility is likely to continue in the future as customers seek to gain competitive advantage through increased technology, innovation and design. The mix of products may also contribute to quarterly or other periodic fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Limited Supply of Carbon Fiber. The business of the Company's subsidiary, Sierra Materials, is dependent on the availability of carbon fiber raw materials. There are a limited number of carbon fiber suppliers worldwide. In recent years, carbon fiber has, from time to time, been subject to limited supply. Sierra Materials is, and expects to remain throughout 1997, on allocation from its suppliers for carbon fiber materials used in its products. Although it is anticipated in the future that the supply of carbon fiber will increase, there can be no assurance that the carbon fiber supply currently committed to Sierra Materials will be available when required or that Sierra Materials' allocation will be sufficient to meet currently projected demand or additional opportunities. Because Sierra Materials purchases large volumes of carbon fiber, any decrease in the supply or increase in the cost of Sierra Materials' carbon fiber could have a material adverse effect on the business, results of operations and financial condition of Sierra Materials. See "Business--Sierra Materials."

  Continued Control by Management and Principal Stockholders. Following the completion of this offering, the Company's executive officers and directors and founding stockholders together will beneficially own 2,600,000 shares (69.8% of the shares outstanding after this offering assuming the overallotment option is not exercised). As a consequence, management will be in control of the Company, including the ability to elect all of the persons serving on the Company's Board of Directors, following completion of this offering. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders."

  Substantial Purchase Obligation Could Negatively Impact Company Assets. ICE was formed on September 18, 1996, by the transfer of certain assets from Expedition Trading Company ("Expedition") which also retained a 20% ownership interest in ICE. The Company owns an 80% ownership interest in ICE which entitles the Company to receive 80% of the allocations of profits and losses and 80% of all cash and in-kind distributions, if any, which may be made by ICE to members in the future, including distributions of assets or the proceeds from the sale of assets in a liquidation of ICE. Expedition is entitled to receive 7% of gross sales from ICE from 1997 through 2002, with a minimum payment of $100,000 per year and a maximum payment of $200,000 per year. In 2003, ICE must pay Expedition $1.5 million less all amounts previously paid to date under the agreement. Expedition retains a security interest in all of the ICE assets. No assurance can be given that ICE can be profitable in the future with the burden of the Expedition payment or that the Company will be able to meet its substantial payment obligation to Expedition in 2003. Failure to meet that obligation would cause a default under the agreement and possible loss of the ICE assets, including its trade name, customer lists, and proprietary information which the Company will have developed over the period of time prior to 2003. (See "Business--ICE" and "Business--Acquisition History.")

  Substantial Portion of Proceeds Used for Debt Repayment Owed to Officer. A substantial portion of the proceeds of this offering after deduction of estimated offering expenses and underwriting discounts of $1,395,000 ($2,350,155 or 61%) will be used for repayment of debt, including $200,155 to be paid to Mr. Stonebraker, the President of the Company. Interest rates under Mr. Stonebraker's notes range from 12% to 25% per annum, which generally reflect the interest costs incurred by Mr. Stonebraker to enable him to advance the funds to the Company.

  Broad Discretion by Management in Application of Proceeds. Of the approximate $3,855,000 net proceeds from this offering, $554,845 has been allocated to working capital and other general corporate purposes. In addition, approximately $468,000 of the offering expenses estimated to be $870,000 have been prepaid by the

Company as of September 10, 1997 and will be available for additional working capital to the Company. Furthermore, while the Company has allocated approximately $3,300,000 of the net proceeds of this offering to the repayment of the Bridge Loans, the purchase of capital equipment, the repayment of liabilities and the repayment of notes to a stockholder, the Board of Directors has the right, in its discretion, to reallocate the net proceeds for purposes in furtherance of the Company's business strategy. Accordingly, management will have broad discretion concerning the exact nature of the application of the net proceeds of this offering.

  Dependence on Key Personnel. The Company's success depends to a considerable extent on the performance of its senior management team. The loss of the services of a limited number of key management personnel, particularly Mel S. Stonebraker, Chief Executive Officer, James M. Probst, Chief Operating Officer, or certain key employees of the Company or its subsidiaries, could have a material adverse effect on the Company. Although the Company has employment agreements with Messrs. Stonebraker and Probst which extend through the year 2000, and which contain a non-competition clause prohibiting such employees from competing for nine months after termination, such agreements are difficult to enforce against employees. The Company has key-person life insurance policies in the amounts of $1,000,000 each on the lives of Messrs. Stonebraker and Probst. See "Management--Employment Agreements."

  Environmental Considerations. The Company's operations are subject to governmental, environmental and health and safety laws and regulations, including the laws of the United Kingdom and Southeast Asia, that impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. The environmental laws in the United Kingdom are presently being redrafted and, although no assurance can be given, the Company believes that its facilities in the United Kingdom will be in compliance with the new legislation as anticipated to be enacted. The nature of the Company's heavy industrial manufacturing and assembly operations in Oldbury and Tyseley, England, its manufacturing facility in California and its future operations in Southeast Asia could expose the Company to the risk of claims with respect to environmental matters. Although compliance with governmental requirements relating to the protection of the environment has not had a material adverse effect on the Company's business results of operations or financial condition to date, there can be no assurance that material costs or liabilities will not be incurred in connection with such environmental matters in the future. The Company's Oldbury facility has a permit to discharge waste effluent into a settling pond located on-site. The Company believes it is in compliance with the discharge permit. In addition, expenditures for upgrades to Apollo's effluent treatment system, if required, may be material. The Company holds an indemnity from the seller of this property for certain remediation attributable to the settling pond which is limited to five years and 500,000 Pounds Sterling. The existence of the settling pond on future events, such as changes in existing laws and regulations or enforcement policies or the discovery of contamination on sites owned or operated by the Company, may give rise to additional compliance costs or operational interruptions which could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--Governmental Regulation."

  Highly Competitive Industry. The sports equipment and recreational products industry is highly competitive. The Company faces competition, from companies, many of which have greater financial and management resources, research and development facilities and manufacturing and marketing capabilities, including brand name recognition, than the Company. There can be no assurance that technological and other developments by the Company's competitors or potential competitors will not make the Company's products less competitive in the market. The Company's ability to compete effectively will depend upon its ability to attract and retain qualified personnel, innovate its manufacturing techniques and processes, make adequate provision for its raw material requirements and supplies through long-term supply agreements, maintain and expand its technological capabilities, continue the process of vertically integrating its manufacturing and distribution capabilities through further acquisitions of companies whose businesses complement those of the Company, market and sell existing products to new customers, develop new products for existing and new customers, service its products and further develop its sales force. Golf product sales are driven, in significant part, by technological improvements and innovations which will require that the Company maintain its ability to compete in this area. No assurance can be given that the Company will be able to compete effectively. See "Business."

  Labor Unions; Risk of Work Stoppage. The Company's employees at its Oldbury and Tyseley, England facilities are represented by several trade unions for collective bargaining purposes. Approximately 223 of Apollo's employees and approximately 19 additional Reynolds employees are covered by different trade union agreements, representing individual trade unions, regarding such issues as grievance procedures and safety. These union agreements may be renegotiated at various times in the future, depending on a variety of circumstances. Although the Company believes its relations with its employees are good, there can be no assurance that the Company will not experience work stoppages or slowdowns in the future. Any such work stoppage or slowdown could have a material adverse effect on the business results of operations and financial condition of the Company's Apollo and Reynolds subsidiaries. In addition, there is no assurance that the Company's non-union facilities will not at sometime in the future become subject to labor disputes and union organizational efforts. See "Business--Employees and Consultants."

  Dependence on Proprietary Technology. The Company relies primarily on trademark and trade secret laws and confidentiality procedures to protect its trade secrets, goodwill, proprietary processes and product designs. Although the Company intends to protect its intellectual property, there can be no assurance that the steps that are taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology. Furthermore, litigation may be necessary to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement could have a material adverse effect on the Company's business, results of operations and financial condition. Such litigation could result in substantial costs and diversion of resources and personnel. See "Business-- Intellectual Property."

  Product Liability Risk; Limited Insurance Coverage and Uninsured Risks. Due to the nature of the Company's golfing, cycling and skiing products, the Company is subject to product liability claims involving personal injuries allegedly related to Apollo's golf shafts, Reynolds' cycle tubing and ICE ski poles. The Company's Apollo, Reynolds and ICE subsidiaries currently carry occurrence-based product liability insurance policies. The Company believes that its insurance has been and continues to be adequate to cover product liability claims. Nevertheless, any future claims are subject to the uncertainties related to litigation, and the ultimate outcome of such proceedings or claims cannot be predicted. Due to the uncertainty with respect to the nature and extent of manufacturers' and distributors' liability for personal injuries, there is no assurance that the product liability insurance of the Company's subsidiaries is or will be adequate to cover such claims. Further, there can be no assurance that insurance will remain available or, if available, that it will not be prohibitively expensive. Although the Company believes it has adequate insurance coverage against hazards and risks which are typical in the businesses conducted by its subsidiaries and that such coverage is in reasonable amounts, there can be no assurance that due to certain unforeseen circumstances that such insurance will be adequate in every instance. In addition, certain hazards and risks may be specifically excluded from coverage under the policies maintained by the Company or otherwise may be unavailable to the Company or other companies within the industry. The loss of insurance coverage or claims exceeding that coverage or uninsured risks or hazards could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Industrial Injury Claims. The Company is subject to the normal kind of claims from employees in heavy industrial manufacturing operations. Several employees at Apollo's heavy industrial manufacturing facility have filed claims concerning a variety of work related ailments, including a condition which results from prolonged exposure to machinery which vibrates. The Company is intent on remedying this exposure by replacing certain equipment. Apollo's Employers Liability Insurance Policy and related insurance company are involved with processing and settlement of these claims. No assurance can be given that these claims can be settled at reasonable cost to the Company or that repair or replacement of certain machinery will not cost more than expected or be required in a manner other than as contemplated by management. It is possible that the incidence of claims may have an effect on the terms of which insurance becomes available in the future. See "Business-- Governmental Regulations."

RISK FACTORS RELATED TO THIS OFFERING

  Offering Prices Not Necessarily Indicative of the Actual Value of the Company. The offering price of the Shares was determined by negotiation between the Company and the Representative and is not necessarily related to the Company's assets, book value or financial condition, and may not be indicative of the actual value of the Company. See "Underwriting."

  Dilution to Investors. At June 30, 1997, after giving effect to the Share Return, the Company had net tangible book value of $4,545,962 or $1.75 per Share based upon 2,600,000 shares of Common Stock outstanding. Net tangible book value per share is determined by dividing the number of outstanding shares of Common Stock into the net tangible book value of the Company (total assets less total liabilities and intangible assets). After giving effect to the receipt of the net proceeds therefrom, the adjusted net tangible book value at June 30, 1997, would have been $8,400,962 or $2.30 per Share. This represents an immediate increase of $0.55 per Share to current stockholders and an immediate dilution of $2.70 per Share or 54% to the investors in this offering. See "Dilution."

  Underwriters' Influence on the Market. A significant number of Shares may be sold to customers of the Underwriters. Such customers may subsequently engage in transactions for the sale or purchase of such Shares through or with the Underwriters. Although they have no legal obligation to do so, the Underwriters from time to time in the future may make a market in and otherwise effect transactions in the Shares. To the extent the Underwriters do so, they may be a dominating influence in any market that might develop and the degree of participation by the Underwriters may significantly affect the price and liquidity of the Shares. Such market making activities, if commenced, may be discontinued at any time or from time to time by the Underwriters without obligation or prior notice. Depending on the nature and extent of the Underwriters' market making activities and retail support of the Shares at such time, the Underwriters' discontinuance could adversely affect the price and liquidity of the Shares.

  Lack of Dividends. The Company has not paid any dividends since inception. The Board of Directors does not intend to declare payment of any dividends in the foreseeable future. See "Dividend Policy."

  Possible Illiquidity of Trading Market and Application of Penny Stock
Rules. The Shares are eligible for initial quotation on the NASDAQ SmallCap Market upon completion of this offering which may be a significantly less liquid market than the NASDAQ National Market. Moreover, if the Company should experience losses from operations, it may be unable to maintain the standards for continued quotation on the NASDAQ SmallCap Market, and the Shares could be subject to removal from the NASDAQ SmallCap Market. Trading, if any, in the Common Stock would therefore be conducted in the over-the-counter market on an electronic bulletin board established for securities that do not meet the NASDAQ SmallCap Market Listing requirements, or in what are commonly referred to as the "pink sheets." As a result, an investor would find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's Common Stock. In addition, if the Company's Common Stock were removed from the NASDAQ SmallCap Market, it would be subject to so-called "penny stock" rules that impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities. As such, broker-dealers at any date after the offering, to the extent that the Company's Common Stock were to become subject to the "penny stock" rules, would be required in connection with transactions in the Company's Common Stock, to provide customers with required risk disclosure documents, disclose quotation and compensation information and provide monthly price information and other required information. Consequently, removal from the NASDAQ SmallCap Market, if it were to occur, could affect the ability or willingness of broker-dealers to sell and/or make a market in the

Company's Common Stock and the ability of purchasers of the Company's Common Stock to sell their securities in the secondary market. In addition, if the market price of the Company's Common Stock is less than $5.00 per share, the Company may become subject to certain "penny stock" rules even if still quoted on the NASDAQ SmallCap Market. While such "penny stock" rules should not affect the quotation of the Company's Common Stock on the NASDAQ SmallCap Market, such rules may further limit the market liquidity of the Common Stock and the ability of purchasers in this offering to sell such securities in the secondary market.

  Currently Restricted Shares Will Be Eligible for Future Sale. Upon consummation of this offering, the Company will have 3,725,000 Shares outstanding (including 75,000 shares of Common Stock issuable to the Bridge Lenders) of which the 1,050,000 Shares offered hereby will be freely tradeable without restriction or further registration under the Securities Act and as discussed below, 75,000 of the Shares are subject to a lock up. The remaining 2,600,000 outstanding Shares, are "restricted securities" and under certain circumstances may, in the future, be sold in compliance with Rule 144 adopted under the Securities Act. Holders of all said 2,600,000 shares of restricted stock, including all officers and directors of the Company who hold such restricted stock, have agreed that they will not, without the written consent of the Representative, offer to sell, contract to sell, or otherwise sell or dispose of their stock for one year following the date of this Prospectus. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company, who has beneficially owned restricted Shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the total number of outstanding shares of the same class, or (ii) if the Common Stock is quoted on NASDAQ or a stock exchange, the average weekly trading volume during the four calendar weeks immediately preceding the sale. A person who presently is not and who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned the Shares for at least two years is entitled to sell such shares under Rule 144 without regard to any of the volume limitations described above.

  Upon the consummation of this offering, the Company will issue 75,000 shares of Common Stock and warrants to purchase an additional 125,000 shares to the Bridge Lenders. These shares, warrants and shares underlying the warrants are being registered simultaneously with this offering for resale by the holders thereof from time to time. The Bridge Lenders have agreed that they will not offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares, the 250,000 warrants to purchase 125,000 shares or the 125,000 shares underlying the warrants for a period of six months following the effective date of the offering and will not, without the written consent of the Representative, offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares for one year following the offering, provided, however, that they will be released from the second six month lockup if the Common Stock trades at 150% or more of the public offering price for three consecutive days.

  The Company is authorized to issue additional options to purchase up to 500,000 shares of Common Stock under the Company's Option Plan. The Company plans to register for sale under the Securities Act all shares issuable upon exercise of options granted under the Option Plan. Following completion of the offering, in addition to the warrants issuable to the Bridge Lenders, the Company will have outstanding warrants exercisable to purchase 100,000 Shares which will be issued to the Representative. The Company has undertaken to register for sale under the Securities Act all shares issuable upon exercise of those warrants. No prediction can be made to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market in the future may adversely affect prevailing market prices of the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Actual sales or the prospect of future sales of Shares under Rule 144 may have a depressive effect upon the price of the Common Stock.

  Warrants May Create Dilution of Ownership. In connection with the offering, the Company will sell to the Underwriter, for a nominal cost, warrants (the "Representative's Warrants") to purchase up to 105,000 Shares. In addition, the Bridge Lenders will receive 250,000 warrants to purchase 125,000 shares. The Representative's Warrants will be exercisable commencing one year after the date of this Prospectus and for four years thereafter, at an exercise price equal to 125% of the initial public offering price of the Shares. The Bridge Lender warrants will be exercisable commencing with the date of this Prospectus and for three years thereafter, at an exercise price equal to 150% of the initial public offering price of the Shares. Holders of these warrants are given the opportunity to profit from a rise in the market price of the Shares with a resulting dilution of the percentage ownership of the then stockholders. Furthermore, the Company will grant certain registration rights with respect to the Representative's Warrants and such registration could result in substantial expense to the Company. See "Underwriting--Representative's Warrants" and "Additional Registered Shares."

  Forward Looking Statements May Materially Differ from Actual Financial Results. To the extent that the Prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, investors should be aware that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, general decreases in consumer spending for sports equipment and recreational products, intense competition, including entry of new competitors, increased or adverse governmental regulation, inadequate capital, unexpected costs, lower sales and net income than forecasted or greater losses than forecasted, loss of significant customers, price increases for raw materials, inability to raise prices, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, labor disputes, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, adverse currency exchange rates, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Prospectus.

  No Prior Public Market; Determination of Offering Price May Bear No Relationship to Market Price After Offering; Possible Volatility of Stock Price. Prior to this offering, there has been no public market for the Company's Shares and there can be no assurance that an active trading market for the Shares will develop or be sustained after this offering. In the event that the Company's Shares are thinly traded, stockholders may not be able to sell a significant amount of Shares at the price quoted, or at all. The initial public offering price for the Shares will be determined by negotiation between the Company and the Representative based on several factors and may bear no relationship to the market price of the Shares subsequent to this offering. Following this offering, the market price for the Shares may be highly volatile depending on various factors, including the general economy, stock market conditions, announcements by the Company or its competitors and fluctuations in the Company's operating results. In addition, the securities market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. The trading price of the Shares could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products by the Company or its competitors, changes in earnings estimates by analysts, governmental regulatory action, other developments or disputes with respect to proprietary rights, general trends in the industry and overall market conditions, and other factors. See "Underwriting."

  Anti-takeover Considerations May Deter Change of Control. The Board of Directors, without any action by the Company's stockholders, is authorized under the terms of its Restated Articles of Incorporation, to designate shares of preferred stock in such classes or series as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividend, liquidation and voting rights. This ability of the Board of Directors would permit the Company to adopt a stockholders' rights plan which would deter a hostile takeover or issue shares which could entrench the Board of Directors and deter an unsolicited tender offer. Either event may deprive current stockholders of the ability to sell shares at a premium over the market price or adversely affect the voting power and other rights of holders of Common Stock. These provisions could have the effect of discouraging, delaying, deferring or preventing a change in control of the Company. See "Description of Securities."

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering, after deduction of estimated offering expenses and underwriting discounts of $1,395,000 will be approximately $3,855,000, ($4,642,500 if the over-allotment option on the Shares is exercised in full). Management anticipates that the net proceeds will be applied with the following priority during the next twelve month period:

    DESCRIPTION OF USE                                          AMOUNT   PERCENT
    ------------------                                        ---------- -------
Repayment of Loans(1) ....................................... $1,500,000  38.9
Capital Equipment--Sierra Materials(2).......................    950,000  24.6
Repayment of Liabilities--Sierra Materials(3)................    650,000  16.9
Repayment of notes to stockholder(4).........................    200,155   5.2
Working Capital(5)...........................................    554,845  14.4
                                                              ----------  ----
    Total.................................................... $3,855,000   100
                                                              ==========  ====

--------
(1) In April 1997, as a result of the Private Placement, the Company obtained two loans in the aggregate principal amount of $1,500,000 from unaffiliated third parties. The loans are due on the earlier of December 31, 1997, or five days subsequent to the Company's completion of an initial public offering. The interest rate on each of the loans is 8% per annum. The loans are secured by a Stock Pledge Agreement for the Company's shares in Apollo and Apollo U.S. and by personal guarantees by Mel Stonebraker and James Probst. The proceeds of these loans were used by the Company as follows: Apollo and Reynolds working capital, $808,000; Sierra Materials working capital, $360,000; and general corporate expenses of $332,000.
(2) The Company intends to purchase certain capital equipment necessary for an additional production line.
(3) The Company intends to use these funds to repay certain liabilities of Sierra Materials which include $534,000 needed to eliminate the personal guarantees of the prior shareholders of Sierra Materials and to eliminate the obligation of the Company to make future royalty payments. See "Consolidated Financial Statements" Note 2, Acquisitions.
(4) The Company had outstanding notes payable to Mel Stonebraker in the amount of $112,496 at June 30, 1997. Subsequent to June 30, 1997 the Company entered into an additional note payable to Mr. Stonebraker in the amount of $87,659. The notes are unsecured and bear interest at rates ranging from 12% to 25% per annum which approximates Mr. Stonebraker's cost of the money lent to the Company. Interest is payable monthly on the notes and any principal amounts outstanding are due between August 1998 and October 1999. The Company used the proceeds of Mr. Stonebraker's loans for working capital. See "Certain Transactions."
(5) Part of the working capital may be used for Apollo marketing and sales, for the Pentiumatics manufacturing facility, or for additional capital equipment for Sierra Materials. Working capital will be increased by an amount equal to the expenses of the offering that have been prepaid. The Company had prepaid approximately $468,000 as of September 10, 1997.

  The amounts set forth above represent the Company's present intentions for the use of the proceeds from this offering. However, actual expenditures could vary considerably depending upon many factors, including, without limitation, unanticipated complications, delays or expenses, in developing Pentiumatic's manufacturing facility. Any reallocation of the net proceeds of this offering will be made at the discretion of the Board of Directors but will be in furtherance of the Company's strategy to achieve growth and profitable operations, including through the acquisition of products or businesses which are complementary to the Company's current products and businesses. Although the Company anticipates that the proceeds from this offering will be sufficient for twelve months, the Company's working capital requirements are a function of its future sales growth and expansion plans, neither of which can be predicted with any reasonable degree of certainty, especially growth resulting from business acquisitions. The Company may need to seek funds through loans or other financing arrangements in the future, and there can be no assurance that the Company will be able to make such arrangements in the future should the need arise. See "Risk Factors."

  Pending use of the net proceeds of the offering, the funds may be invested temporarily in certificates of deposit, short-term government securities or similar investments. Any income from these short-term investments will be used for working capital.

                                CAPITALIZATION

  The following table sets forth, cash, short term debt and capitalization of the Company as of June 30, 1997, and as adjusted to give effect to the sale of the Shares offered hereby and the initial application of the net proceeds therefrom and giving effect to the Share Return. See "Use of Proceeds." For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this Prospectus.

                                                             JUNE 30, 1997
                                                         -----------------------
                                                                         AS
                                                           ACTUAL    ADJUSTED(3)
                                                         ----------  -----------
Cash.................................................... $1,806,705   3,514,985
Short term debt and current portion of long term
 debt(1)(2).............................................  5,508,824   3,408,913
                                                         ==========  ==========
Long term debt, excluding current portion(1)............  1,892,123   1,845,314
Minority interests in net assets of subsidiaries........    755,823     755,823
Stockholders' equity:
 Preferred stock, $.001 par value, 4,000,000 shares
  authorized, no shares issued or outstanding...........        --          --
 Common Stock, $.001 par value, 25,000,000 shares
  authorized, 3,450,000 shares issued and outstanding;
  3,650,000 shares issued and outstanding, as adjusted..      3,450       3,650
Additional paid-in capital..............................  8,347,333  12,202,133
Accumulated deficit..................................... (2,991,075) (2,991,075)
Foreign currency translation adjustment.................    154,000     154,000
                                                         ----------  ----------
Total stockholders' equity..............................  5,513,708   9,368,708
                                                         ----------  ----------
Total capitalization.................................... $8,161,654  11,969,845
                                                         ==========  ==========

--------
(1) Certain obligations are in connection with the Company's acquisition of intangible assets by ICE. See Consolidated Financial Statements included herein.
(2) Notes payable to stockholder and partial repayment of Sierra Material's indebtedness.
(3) As adjusted amounts reflect the sale of 1,050,000 Shares (excluding any Shares which may be sold as a result of the exercise of the overallotment option and excluding 75,000 shares to be issued to the Bridge Lenders) as contemplated by this Prospectus at $5.00 per Share, net of $1,395,000 of estimated offering expenses including the non-accountable expense allowance and underwriting discounts and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                DIVIDEND POLICY

  The Company has paid no dividends since inception. The payment of dividends on the Shares rests with the discretion of the Board of Directors. There are no restrictions on payment of dividends under any agreements to which the Company is a party other than in the agreements relating to the Private Placement, which restrictions will cease when the bridge loans are paid with the proceeds of this offering. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions, and other factors which cannot now be predicted. The Board of Directors does not intend to declare payment of any dividends in the foreseeable future. There can be no assurance that the future operations of the Company will be profitable or that dividends will ever be paid by the Company.

                                   DILUTION

  The following gives effect to the issuance of the Shares offered hereby at a Price to Public of $5.00. The net tangible book value of the Company's Common Stock at June 30, 1997 was $4,545,962 or $1.75 per share. "Net tangible book value" represents the tangible assets less total liabilities of the Company, and "net tangible book value per share" was determined by dividing the net tangible book value of the Company by the number of shares of Common Stock outstanding on June 30, 1997, as adjusted for the Share Return. See "Capitalization." "Pro forma net tangible book value dilution per share" represents the difference between the Price to Public per Share and the net tangible book value per share after this offering. Without taking into account any changes in the Company's net tangible book value per share after June 30, 1997 other than to give effect to the sale of the Shares offered hereby (net of underwriting discounts and estimated offering expenses of $1,395,000), the net tangible book value of the Company at June 30, 1997 would have been $8,400,962 or $2.30 per share. This represents an immediate increase in net tangible book value to the existing stockholders of $0.55 per share and an immediate net tangible book value dilution to purchasers of the Shares of $2.70 per Share, as illustrated by the following table:

   Price to Public per Share.....................................        $5.00
   Net tangible book value per share of Common Stock before of-
    fering.......................................................  $1.75
   Increase per share of Common Stock attributable to new invest-
    ors..........................................................   0.55
   Adjusted net tangible book value per Share of Common Stock af-
    ter offering.................................................   2.30
   Dilution in net tangible book value per Share of Common Stock
    to new investors.............................................        $2.70
                                                                         =====
   Dilution per share of Common Stock as a percentage of offering
    price........................................................           54%

  The following table summarizes as of September 15, 1997, the difference between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share to the Company hereby (before deducting underwriting discounts and estimated offering expenses):

                            SHARES PURCHASED  TOTAL CONSIDERATION      AVERAGE
                            ----------------- ------------------------PRICE PER
                             NUMBER   PERCENT   AMOUNT      PERCENT     SHARE
                            --------- ------- ------------- -------------------
   Existing stockholders... 2,600,000   70%   $   8,500,000       62%   $3.27
   New stockholders(1)..... 1,125,000   30%       5,250,000       38%    5.00
                            ---------  ----   -------------   ------
     Total................. 3,725,000  100%      13,750,000      100%
                            =========  ====   =============   ======

--------
(1) Represents a Price to Public of $5.00 per Share with 1,050,000 Shares sold in this offering and 75,000 shares issued to Bridge Lenders and excludes warrants to purchase 125,000 shares which will be issued after this offering in connection with the Private Placement. See "Private Placement."

                     SELECTED CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)

  The following historical selected consolidated statement of operations data for each of the years in the two-year period ended December 31, 1996 and the historical selected balance sheet data as of December 31, 1996 are taken or derived from the historical consolidated financial statements of the Company included elsewhere herein, which were audited by KPMG Peat Marwick LLP as set forth in their report thereon also included herein. The historical selected consolidated statement of operations data for the six months ended June 30, 1996 and 1997 are taken or derived from the unaudited consolidated financial statements of the Company included elsewhere herein. In the opinion of management, such unaudited interim consolidated financial statements reflect all adjustments (including only normal recurring accruals) which in the opinion of management are necessary for a fair presentation of the results for these periods. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. The following selected unaudited pro forma financial data are taken or derived from the unaudited pro forma combined financial statements of the Company included elsewhere herein. The pro forma data are not necessarily indicative of the results of the operations or financial position that would have been obtained had the acquisitions occurred as of the beginning of the periods covered thereby nor do they purport to be indicative of the future results of operations or financial position of the Company. The selected financial and operating data should be read in conjunction with the financial statements, including notes thereto, included elsewhere in the Prospectus and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              YEAR ENDED DECEMBER 31,           SIX MONTHS ENDED JUNE 30,
                          ---------------------------------- -------------------------------------
                                                PRO FORMA(1)                          PRO FORMA(2)
                            1995       1996         1996       1996       1997            1997
                          ---------  ---------  ------------ ---------  ---------     ------------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Net sales...............  $     --       5,453      23,522          20     12,750         13,683
Cost of goods sold......        --      (4,169)    (17,881)        (23)    (9,784)       (10,622)
                          ---------  ---------   ---------   ---------  ---------      ---------
Gross profit (loss).....        --       1,284       5,641          (3)     2,966          3,061
Selling, general and
 administrative
 expenses...............       (371)    (2,308)     (6,856)       (238)    (4,072)        (4,233)
                          ---------  ---------   ---------   ---------  ---------      ---------
Operating loss..........       (371)    (1,024)     (1,215)       (241)    (1,106)        (1,172)
Other income (expense),
 net....................        --          92        (106)        --        (788)(6)       (760)
Income tax benefit
 (expense)..............        --         --         (248)        --         181            181
Minority interests......        --          (6)         (6)        --          48             60
                          ---------  ---------   ---------   ---------  ---------      ---------
Net loss................  $    (371)      (938)                   (241)    (1,665)           --
                          =========  =========               =========  =========
Net loss per share......  $   (0.11)     (0.27)                  (0.07)     (0.48)           --
                          =========  =========               =========  =========
Pro forma net loss......                         $  (1,575)                               (1,691)
                                                 =========                             =========
Pro forma net loss per
 share(3)...............                         $   (0.46)                                (0.49)
                                                 =========                             =========
Shares used in computing
 net loss per share and
 pro forma net loss per
 share(3)(5)............  3,450,000  3,450,000   3,450,000   3,450,000  3,450,000      3,450,000

                                                              JUNE 30, 1997
                                                            -------------------
                                              DECEMBER 31,          AS ADJUSTED
                                                  1996      ACTUAL      (4)
                                              ------------- ------  -----------
BALANCE SHEET DATA:
Cash........................................  $         305  1,807     3,515
Working capital (deficit)...................          1,960   (672)    3,136
Total assets................................         11,799 19,717    21,425
Total liabilities...........................          6,563 13,447    11,300
Minority interests in net assets of subsidi-
 aries......................................            210    756       756
Total stockholders' equity..................          5,027  5,514     9,369

--------
(1) Pro forma financial information is based upon the historical consolidated financial statements of the Company for the year ended December 31, 1996, the historical combined financial statements of Apollo, Apollo U.S., Reynolds and an acquired manufacturing facility for the nine months ended September 30, 1996 (collectively, the "Apollo entities"), and the historical financial statements of Sierra Materials for ten month period ended December 31, 1996.
(2) Pro forma financial information is based upon the historical consolidated financial statements of the Company and the historical financial statements of Sierra Materials for the period January 1, 1997 to March 31, 1997.
(3) Calculated as described in Note 1 to Consolidated Financial Statements.
(4) As adjusted amounts reflect the sale of 1,050,000 Shares as contemplated by this Prospectus at a price of $5.00 per Share, net of $1,395,000 of estimated offering expenses including the non-accountable expense allowance and underwriting discounts and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."
(5) Subsequent to June 30, 1997, the Company retired 850,000 shares of Common Stock contributed back by the Company's stockholders.
(6) Approximately $550,000 of this amount is attributable to debt financing costs associated with the Private Placement (see "Private Placement").

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto and the Pro Forma Consolidated Statements of Operations and Notes thereto, which appear elsewhere in this Prospectus. Certain statements contained in this Prospectus are "forward looking statements." Such statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from the Company's current expectations. The differences may be caused by a variety of factors, including but not limited to adverse economic conditions, general decreases in consumer spending for sports equipment and recreational products, intense competition, including entry of new competitors, increased or adverse governmental regulation, inadequate capital, unexpected costs, lower revenues and net income than forecasted, loss of significant customers, price increases for raw materials, inability to raise prices, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, labor disputes, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, adverse currency exchange rates, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this Prospectus.

OVERVIEW

  Coyote designs, engineers, manufactures, markets and distributes brand name sports equipment and recreational products. The Company's products include steel and graphite golf shafts, premium grade cycle tubing, composite ski poles and javelins. The Company also produces graphite and other advanced composite materials for use in the production of golf shafts, fishing poles, ski poles, hockey sticks and other third party manufactured products. The Company manufactures its Apollo golf shafts in its manufacturing facility in Oldbury, England, its Reynolds cycle tubing in Tyseley, England, its advanced composite materials in San Diego, California and intends on manufacturing extruded aluminum alloys in Southeast Asia for such products as cycle tubing, ski poles and tennis rackets. The Company's ICE products are assembled in Heber City, Utah.

  Management anticipates that technology, price, quality and service will be determining factors in the future success of the Company's current brand name products which principally include golf shafts, ski poles and cycle tubing. With this strategy in mind, the Company made two investments in 1997. The Company acquired an 80% interest in Sierra Materials in March and acquired its interest in Pentiumatics in April. See "Acquisition History."

  Located in San Diego, California, Sierra Materials manufactures advanced composite materials made primarily from carbon fiber, fiberglass and Kevlar. Sierra Materials sells its products to manufacturers of sports and recreation equipment. In the future, Sierra Materials intends on selling product to a third party in Southeast Asia who will use the product, in part, to manufacture graphite golf shafts to be distributed by Apollo under an exclusive distribution agreement. See "Apollo Golf Shafts." The Company intends on using a portion of the proceeds from the offering for capital equipment purchases to expand Sierra Materials' manufacturing capacity. See "Use of Proceeds."

  Pentiumatics is in the process of constructing a thirty thousand square foot aluminum extrusion factory in Southeast Asia. Pentiumatics will manufacture aluminum cycle tubes and aluminum ski poles to be sold under the Reynolds and ICE brand names, respectively. In addition, Pentiumatics intends to sell extruded aluminum to unrelated third parties.

  The addition of Pentiumatics is expected to enhance the Company's strategy by adding extruded aluminum alloy to its manufacturing base. This would mean that the Company could produce steel tubing, graphite and other advanced composite pre-preg and extruded aluminum alloy. These are the main materials used in most sporting goods products worldwide. If the Company is successful in completing the construction of the factory to be located in Southeast Asia, the Company would be in a position to be vertically integrated in all the main materials used in the manufacturing of golf shafts, cycle tubing and ski poles, the main businesses of the Company. Management believes that the completion of the factory will not require significant additional Company resources. However, there can be no assurance that the Company will finish the construction of the aluminum extrusion factory or that the Company will produce extruded aluminum alloy.

Source of Sales

  During the year ended December 31, 1996, the greatest portion of the Company's sales were derived from its Apollo steel golf shafts and Reynolds' cycle tubing. Apollo's steel golf shaft business and Reynold's cycle tubing business accounted for approximately 91% of the Company's sales for the year ended December 31, 1996. In March 1997, the Company acquired an 80% interest in Sierra Materials which manufactures advanced composite materials. In April 1997, the Company purchased all of the outstanding stock of Pentiumatics, a Southeast Asian company, which expects to manufacture extruded aluminum alloys. The combination of these two acquisitions is anticipated to lessen the Company's dependence on the sale of golf and cycle products as the principal source of its sales. During the year ending December 31, 1997 and thereafter, management believes that the golf and cycle businesses will represent a progressively lower percentage of its total sales. The Company's future acquisitions strategy is to focus on the sports equipment and recreation industry with no single product line representing a majority of its total sales.

Apollo Golf Shafts

  The steel golf shaft market has three significant manufacturers: True Temper (U.S.A.), Apollo (UK) and FM Precision (U.S.A.). Nippon Steel has progressively withdrawn from the market and Apollo has purchased equipment from Nippon Steel at favorable prices. There are large capital entry barriers associated with the manufacturing of steel golf shafts and the Company does not anticipate additional capacity coming on line from any new competitors. Apollo is the only manufacturer of seamless steel golf shafts in the world. Management believes that the physical integrity of the seamless golf shaft is superior to a welded golf shaft made by its competitors. Seamless tubes can be manufactured using a greater variety of high carbon alloys which the Company believes increase golf shaft consistency and permits greater design versatility. Currently, Apollo has a small market share of the graphite golf shaft business. The Company's future plans are to increase sales in the graphite golf shaft business utilizing Apollo's sales and distribution channels. Initially, the Company plans to expand its presence in the graphite golf shaft business by purchasing finished graphite golf shafts from an independent graphite manufacturer for resale through equipment catalogs and custom club makers ("retail after market"). Additionally, the Company will act as sales agent for this same third party manufacturer for sales to original equipment manufacturers ("OEMs"). The Company has signed an exclusive distribution agreement with a Southeast Asian company whereby the Company will distribute graphite golf shafts utilizing the Company's technology and specifications and believes that with Apollo's established sales and distribution channels that it will increase sales in this segment by providing competitive pricing, quality and service.

  Graphite golf shafts are manufactured by approximately 30 companies worldwide and competition is intense. The industry is maturing and management anticipates a consolidation will occur and as such, the number of competitors will be reduced. Management anticipates that technology, price, quality and service will be determining factors in effectively competing in this market. The major competitors today are Aldila, HST, Unifiber, Fujikura, Grafalloy and True Temper.

  The Company's results of operations could be materially adversely affected by the traditional volatility in consumer demand for specific golf club brands. The Company also believes that while it will often be impossible to predict such shifts in advance, the Company's broad range of customers should reduce the extent of the impact on the Company's financial results. Traditionally, the Company has focused its attention on the OEM market. The Company plans to continue devoting a majority of its research and development efforts on developing new innovations for the OEM market which today represents a large portion of the Company's sales. The Company believes that its strong presence in the OEM market has helped to position it as a leader in the design, development and manufacture of golf shafts. The Company believes that its strong historical position with respect to OEM manufacturers gives it credibility in the retail after market as well. Expanding the Company's market share in the retail after market is a significant component of its growth strategy.

  Apollo has a strong OEM customer base, including in alphabetical order, such brand names as Callaway Golf, Inc., Cobra Golf, Inc., Focus Golf, Harris International, Karsten, Knight Golf, MacGregor Golf Company, Mizuno Golf Company, Northwestern Golf, and Wilson Sporting Goods Company. For the year ended December 31, 1996, Apollo had approximately 700 customers in the U.S.A. and 70 in Europe. No one customer accounted for more than 10% of the Company's sales for the year ended December 31, 1996. Accordingly, the Company is not economically dependent on any one key customer.

Reynolds Cycle Tubing

  Reynolds ranks as one of the leading suppliers of premium brand cycle tubing serving such customers as GT Bicycle, Inc., Kona Bicycles USA, Raleigh Bicycle Company, Ltd. and Trek Bicycle Corp. Twenty-seven of the last 39 Tour de France races were won with bikes made from Reynolds' tubing. The Reynolds cycle tubing business is seasonal and had only a small impact on the financial results of the Company for the period from acquisition (September 18, 1996) through December 31, 1996. The Company plans to expand the Reynolds cycle tubing business through its investment in Pentiumatics and the introduction of an aluminum cycle tubing product line.

ICE Ski Poles

  The ICE ski pole business represented approximately 7% of the Company's total sales during the period from acquisition (September 18, 1996) through December 31, 1996. In the future, the Company expects winter sports products to become a larger portion of its business and as such, ICE expects that its products will be in greater demand. By expanding its product line of winter sports products, management expects greater cash flows for the Company throughout the year.

Effects on Results of Operations

  The acquisition of Apollo and Sierra Materials, both of which require significant machinery and equipment to manufacture their respective products, will result in depreciation charges to operations of approximately $600,000 per year.

  ICE's intangible assets were recorded at approximately $815,000, net of the minority interest in ICE. The Company is amortizing these assets, using the straight-line method, over a 15-year period which will result in a non-cash charge to operations of approximately $55,000 per year.

RESULTS OF OPERATIONS

  The Company analyzes its results from operations in two categories: (1) "United Kingdom (UK)" which consists of sales and corresponding cost of sales of all product sold from the United Kingdom, with the exception of product sold to Apollo U.S., and all selling, general, administrative, interest and other expenses incurred by Apollo and Reynolds and (2) "U.S." which consists of sales and corresponding cost of sales of all product sold from the United States and all selling, general, administrative, interest and other expenses incurred by Apollo U.S., Sierra Materials and ICE and general corporate expenses incurred in the United States. Pentiumatics is not yet operational.

  The Company accounts for its foreign operations in the local functional currency, the Pound Sterling for United Kingdom operations and the Malaysian Ringgit for Pentiumatics. These amounts are translated into the U.S. dollar for financial reporting purposes. Balance Sheet amounts are translated using the period end exchange rate. Statement of Operations amounts are translated using the average exchange rate for the period. Translation gains/losses are reflected in Stockholders' equity (deficit) in the line item, "Foreign currency translation adjustment." The risks inherent in maintaining assets and liabilities and entering into transactions denominated in foreign currencies increases volatility in reported results of operations and Stockholders' equity due to exchange rate differences between the U.S. dollar and the other currencies. The Company enters into forward foreign exchange contracts, from time to time, to "fix" the exchange rate for specific sales from the U.K. to the U.S. The contracts are "marked" to market at each period end. Gains and losses on the contracts are recognized currently in the Statement of Operations. Due to significant volatility between the U.S. dollar and the U.K. Pound Sterling, the Company's Statement of Operations could be significantly impacted by exchange rate changes in these currencies.

  Prior to 1996, the Company was a development stage enterprise as it was devoting most of its activities to financial planning and identifying and evaluating acquisitions. Management's Discussion and Analysis includes primarily discussions of operations subsequent to the acquisition of Apollo, Reynolds, Apollo U.S., ICE, Sierra Materials and Pentiumatics. See "Acquisition History." Accordingly, as discussed in greater detail below, these acquisitions have resulted in material increases in the Company's net sales, cost of goods sold and selling, general and administrative costs and resulting net operating loss for the six months ended June 30, 1997 in comparison to the six months ended June 30, 1996 and for the year ended December 31, 1996 compared to the year ended December 31, 1995. Apollo, Reynolds, Apollo U.S. and ICE were acquired in September 1996. The operating results of these acquired entities are reflected only in the six months ended June 30, 1997 and not for the six months ended June 30,1996 and from October 1, 1996 to December 31, 1996 for the year ended December 31, 1996. In March and April of 1997 the Company acquired its interest in Sierra Materials and Pentiumatics, respectively. The effects of these acquisitions are included in the interim consolidated balance sheet of the Company as of June 30, 1997 and in the interim consolidated statement of operations for the six months ended June 30, 1997.

Six months ended June 30, 1997 and 1996.

  The Company had net sales of $12,750,000 for the six months ended June 30, 1997 compared to $20,000 for the comparable period in 1996. Net sales for the six months ended June 30, 1997 from UK operations were $4,339,000. The Company did not have any UK sales, cost of sales or selling, general and administrative costs for the six months ended June 30, 1996. Net sales from U.S. operations were $8,411,000 for the six months ended June 30, 1997 compared to $20,000 for the comparable period in 1996.

  The Company had a gross profit of $2,966,000 for the six months ended June 30, 1997 compared to $(3,000) for the comparable period in 1996. Gross profit from UK operations was $1,158,000 for the six months ended June 30, 1997. Gross profit from U.S. operations was $1,808,000 for the six months ended June 30, 1997 compared to $(3,000) for the comparable period in 1996.

  The Company's selling, general and administrative expenses increased to $4,072,000 for the six months ended June 30, 1997 compared to $238,000 for the comparable period in 1996. Selling, general and administrative expenses from UK operations were $2,623,000 for the six months ending June 30, 1997. Selling, general and administrative expenses from U.S. operations were $1,449,000 for the six months ended June 30, 1997 compared to $238,000 for the comparable period in 1996.

  The Company incurred an operating loss of $1,106,000 for the six months ended June 30, 1997 compared to a $241,000 operating loss for the comparable period in 1996. Operating loss from UK operations was $1,465,000 for the six months ended June 30, 1997. The Company did not have UK operating income for the six months ended June 30, 1996. Operating income from U.S. operations was $359,000 for the six months ended June 30, 1997 compared to an operating loss of $241,000 for the comparable period in 1996.

  The disproportionate operating loss from UK operations compared to U.S. operations is due to the organizational structure of Apollo and Apollo U.S. (collectively the "Group"). All of the Group's manufacturing facilities, the vast majority of the Group's employees and the majority of the Group's selling, general and administrative expenses are in the UK, whereas most of the Group's sales occur in the U.S.

  The Company had $200,000 in interest expense for the six months ended June 30, 1997; $77,000 from UK operations and $123,000 from U.S. operations. No interest expense was incurred for the six months ending June 30, 1996. The increase in interest expense is primarily the result of the Company's credit facilities in the United States and the United Kingdom and interest on the remaining purchase obligation for ICE.

  The Company has entered into certain forward currency exchange contracts to hedge its exposures to changes in currency exchange rates primarily between the U.S. dollar and the UK pound sterling. These transactions resulted in $39,000 in losses from UK operations for the six months ended June 30, 1997. No such transactions took place for the six months ended June 30, 1996.

  The Company entered into two secured promissory notes with Bridge Lenders in 1997 for $1,500,000. For the six months ended June 30, 1997, the Company incurred $550,000 in debt financing costs from U.S. operations in consideration of the notes payable. No such transactions took place for the six months ended June 30, 1996.

  The Company recorded an income tax benefit of $181,000 for the six months ended June 30, 1997 primarily as a result of losses generated by Apollo in the United Kingdom. Taxable income (loss) by country is determined under the tax regulations of the respective taxing authorities, and varies significantly from the measurement bases utilized for financial reporting purposes.The losses will be utilized to offset future taxable income in the United Kingdom. No such income tax benefits existed for the six months ended June 30, 1996.

  The Company incurred a net loss of $1,665,000; $1,400,000 from UK operations and $265,000 from U.S. operations, for the six months ended June 30, 1997 compared to a net loss of $241,000 for the comparable period in 1996. Management attributes the increase in loss primarily to lower than expected sales of Apollo and ICE, manufacturing material usage inefficiencies at Sierra Materials, debt financing costs and other general corporate expenses.

  In order to become profitable, the Company must increase sales while effectively managing costs. Profitability depends to a large extent on management's ability to increase sales, reduce selling, general, and administrative costs, outsource the manufacturing of graphite shafts, more efficiently utilize existing plant capacities at Apollo and Reynolds and expand manufacturing capacity at Sierra Materials, commencing manufacturing at Pentiumatics, and by acquiring companies whose businesses would be complementary to, and compatible with, the existing business of the Company's subsidiaries. Management does not expect the Company to attain profitability in 1997. There can be no assurance that the Company will be able to achieve these goals or attain profitability in the future.

Years Ended December 31, 1996 and 1995

  The Company had net sales of $5,453,000 for the year ended December 31, 1996, of which $2,499,000 were from UK operations and $2,954,000 were from U.S. operations. The Company did not have any sales or cost of sales for the year ended December 31, 1995.

  The Company had a gross profit of $1,284,000 for the year ended December 31, 1996, of which $626,000 was from UK operations and $658,000 was from U.S. operations.

  The Company's selling, general and administrative expenses increased to $2,308,000 for the year ended December 31, 1996 compared to $371,000 for the comparable period in 1995. Selling, general and administrative expenses were $1,348,000 from UK operations and $960,000 from U.S. operations for the year ended December 31, 1996. All selling, general and administrative costs for the year ended December 31, 1995 were from U.S. operations.

  The Company incurred an operating loss of $1,024,000 for the year ended December 31, 1996 compared to an operating loss of $371,000 for the comparable period in 1995. Operating loss from UK operations was

$722,000 for the year ended December 31, 1996. Operating loss from U.S. operations was $302,000 for the year ended December 31, 1996 compared to an operating loss of $371,000 for the comparable period in 1995. The operating loss of $371,000 for the year ended December 31, 1995 was from U.S. operations.

  Interest expense for the year ended December 31, 1996 was $35,000; $16,000 from UK operations and $19,000 from U.S. operations. The Company did not have interest expense for the year ended December 31, 1995.

  The Company incurred a gain of $127,000 on forward currency exchange contracts for the year ended December 31, 1996, all of which was from UK operations. The Company did not have any forward currency exchanges gains or losses for the year ended December 31, 1995.

  The Company incurred a net loss of $938,000; $611,000 from UK operations and $327,000 from U.S. operations for the year ended December 31, 1996, compared to a net loss of $371,000 for the year ended December 31, 1995 entirely from U.S. operations.

  Inflation has not had a significant impact on the Company's operations during the two year period ended December 31, 1996.

  The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of net sales. The 1996 data is attributable to Apollo, Reynolds, Apollo U.S., ICE and general corporate expenses and the pro forma 1996 data reflects the pro forma combined results of those entities as though the acquisitions were effective January 1, 1996. The June 30, 1997 data is attributable to Apollo, Reynolds, Apollo U.S., ICE, Sierra Materials, Pentiumatics and general corporate expenses. The pro forma 1997 data reflects the combined results of those entities and of Sierra Materials and Pentiumatics as though these two acquisitions were effective January 1, 1997.

                                           YEAR ENDED        SIX MONTHS ENDED
                                       DECEMBER 31, 1996      JUNE 30, 1997
                                      -------------------- --------------------
                                      HISTORICAL PRO FORMA HISTORICAL PRO FORMA
                                      ---------- --------- ---------- ---------
Net sales...........................     100%       100       100        100
Cost of goods sold..................     (77)       (76)      (77)       (78)
  Gross profit......................      23         24        23         22
Selling, general and administrative
 expenses...........................     (42)       (29)      (32)       (31)
Operating loss......................     (19)        (5)       (9)        (9)
Interest expense....................      (1)        (1)       (2)        (1)
Gains on forward exchange contracts,
 net................................       3         --        --         --
Debt financing costs................      --         --        (4)        (4)
Loss before income taxes and
 minority interest..................     (17)        (6)      (15)       (14)
Income tax benefit (expense)........      --         (1)        2          2
Minority interests..................      --         --        --         --
  Net loss..........................     (17)%       (7)      (13)       (12)

RECENT ACCOUNTING PRONOUNCEMENTS

  In February of 1997, the Financial Accounting Standards Board (the "FASB") issued Statements of Financial Accounting Standards, No.128, Earnings per Share, (Statement No. 128) and No. 129, Disclosure of Information about Capital Structure, (Statement No. 129), effective for years ending after December 15, 1997. Statement No. 128 specifies the computation, presentation, and disclosure requirements for earnings per share ("EPS") for entities with publicly held common stock or potential common stock. The Company will adopt Statement No. 128 in the December 31, 1997 consolidated financial statements. Management believes that the effect of such adoption will not have a significant impact on the earnings per share of the Company. Statement No. 129 specifies and aggregates various disclosures which were previously required for certain entities. The Company has adopted the disclosure requirements under this statement.

SEASONALITY

  As a result of the Company's present operations being primarily dependent upon Apollo sales, management expects for the foreseeable future that the Company's business will remain seasonal. Because the Company's customers have historically built inventory in anticipation of purchases by golfers in the spring and summer, the principal selling season for golf shafts, the Company's primary product, the Company's operating results have been affected by seasonal demand for golf clubs, which has generally resulted in higher sales in the spring and summer months. The success of certain customers' products, patterns of product introduction, and customer acceptance thereof, coupled with a generally increasing overall demand for golf shafts, may mitigate the impact of this seasonality. The Company acquisitions strategy will in part be driven by its intention to moderate seasonality and balance cash flows.

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1997, the Company had a working capital deficit of $672,000. As of June 30, 1997 the Company had two outstanding notes payable. One note payable provides for borrowings under a foreign line of credit up to 750,000 PS ($1,285,000 U.S.) plus cash on deposit with the bank with an interest rate of 1.5% over the bank's prime rate (7% as of September 10, 1997). Amounts outstanding on the note are secured by substantially all Apollo's assets. At June 30, 1997, amounts outstanding under the note payable were $1,122,000, net of $1,456,000 cash on deposit. The credit facility is due on demand and subject to review in May 1998.

  The second note payable provides for borrowings under a line of credit up to a maximum of $500,000, with an interest rate equal to the bank's prime rate. Amounts outstanding on the line of credit are secured by substantially all assets of Apollo U.S. At June 30, 1997, $500,000 was outstanding. The line of credit expires on May 31, 1998.

  In August 1997 the Company borrowed $285,000 from an unrelated third party. Principal is repayable on demand. Interest is agreed to as 8,000 shares of common stock in the Company to be transferred equally from the Chief Executive Officer and the Chief Operating Officer.

  Management believes that the combination of remaining borrowings under the foreign line of credit of $163,000, the Company's cash on hand of $351,000, excluding the cash offset against the foreign line of credit, the $285,000 borrowing in August 1997, and the sale of Shares will provide sufficient cash to meet the Company's financial obligations as they come due. However, there can be no assurance that the Company will be able to meet its financial obligations as they come due.

  The Company incurred a loss of $938,000 in the year ended December 31, 1996 and $371,000 in the year ended December 31, 1995. At December 31, 1996, amounts outstanding on the foreign line of credit were $738,000 and amounts outstanding on the second note payable were $300,000.

  Subsequent to December 31, 1996, the Company acquired a controlling interest in two additional entities in exchange for the assumption of indebtedness and entered into two new debt agreements which contractually terminate in 1997. Management believes that the combination of extending the due dates of debt agreements and the sale of the Shares will provide sufficient cash to meet its obligations as they come due. However, there can be no assurance that the debt agreements will be extended.

  As of December 31, 1996, the Company had $305,000 in cash. Working capital as of December 31, 1996, totaled $1,960,000.

  Net cash used in operating activities was $345,000 and $1,117,000 in 1995 and 1996, respectively. The primary uses of cash were to fund the Company's losses, to fund the build-up of inventory for the 1997 golf season, and to reduce outstanding payables and accruals. Cash received from the collection of receivables from sales prior to acquisition was also used to fund these uses of cash.

  Net cash used in investing activities of $5,046,000 was principally the acquisition of businesses in 1996.

  Net cash provided by financing activities was $351,000 and $6,226,000 in 1995 and 1996, respectively. The primary source of cash was capital contributions by one of the Company's prior stockholders. The Company also increased certain amounts payable to banks to finance its seasonal fluctuations in working capital demand.

  The Company continues to consider the acquisition of additional businesses complementary to the Company's business. The Company would require additional debt or equity financing, if it were to engage in a material acquisition in the future.

                                   BUSINESS

OVERVIEW

  Coyote was incorporated under the laws of the State of Nevada on October 24, 1994. For a further discussion concerning the capitalization and development of the Company, see "Acquisition History."

  Coyote designs, engineers, manufactures, markets and distributes brand name sports equipment and recreational products. The Company's products include steel and graphite golf shafts, premium grade cycle tubing, composite ski poles and javelins. The Company also produces graphite and other advanced composite materials for use in the production of golf shafts, fishing poles, ski poles, hockey sticks and other manufactured third party products. The Company intends to produce aluminum extruded alloys for such products as cycle tubing, ski poles and tennis rackets. The Company manufactures its Apollo golf shafts in its manufacturing facility in Oldbury, England, its Reynolds cycle tubing in Tyseley, England, and graphite and other advanced composite materials in California and intends to manufacture extruded aluminum alloys in Southeast Asia.

  During the year ended December 31, 1996, the greatest portion of the Company's sales were derived from its Apollo steel golf shafts and Reynolds cycle tubing. Apollo is the only manufacturer of seamless steel golf shafts in the world. Management believes that the physical integrity of the seamless golf shaft is superior to a welded golf shaft made by its competitors. Seamless tubes can be manufactured using a greater variety of high carbon alloys which the Company believes increase golf shaft consistency and permits greater design versatility. Apollo has a strong OEM customer base, including in alphabetical order, such brand names as Callaway Golf, Inc., Cobra Golf, Inc., Focus Golf, Harris International, Karsten, Knight Golf, MacGregor Golf, Mizuno Golf Company, Northwestern Golf, and Wilson Sporting Goods Company. Reynolds ranks as one of the leading suppliers of premium brand cycle tubing serving such customers as GT Bicycle, Inc., Kona Bicycles USA, Raleigh Bicycle Company, Ltd. and Trek Bicycle Corp. Twenty-seven of the last 39 Tour de France races were won with bikes made from Reynolds' tubing.

  Coyote's business objective is to become a leading provider of sports equipment and recreational products. Coyote management intends to build a consolidated group of companies engaged in related and complementary businesses that work together to compete effectively in the sports equipment and recreational product industry. The Company intends to purchase companies in the sports equipment and recreational products industry, which it believes are undervalued, having experienced management that have well-established brand names and product lines, and strong engineering and design capabilities. Management intends to strengthen and foster the growth of these companies through the introduction of additional manufacturing capabilities and techniques, expanded sales and marketing efforts and vertical integration of Company wide manufacturing and distribution capabilities. In furtherance of this strategy, Coyote has acquired sole ownership of three companies (i.e., Apollo, Apollo U.S., and Reynolds) and a controlling interest in three other companies (i.e., ICE, Sierra Materials and Pentiumatics) since September 1, 1996. The following table provides summary information about each of these acquired companies.

                                                                                                % OF PRO FORMA(/1/)
                                                                                                      REVENUE
                                                             % OWNED BY        PRINCIPAL        -----------------------
          NAME                LOCATION       DATE ACQUIRED   THE COMPANY  PRODUCTS OR ACTIVITY   12/31/96      6/30/97
          ----            ----------------- ---------------- ----------- ---------------------- ----------    ---------
Apollo Golf, Inc.         New Jersey        9/18/96             100%     U.S. distributor          47%           49%
                          corporation                                    for certain
                          located in                                     Company
                          Chicago, IL                                    products,
                                                                         primarily golf
                                                                         shafts
Apollo Sports             UK (Oldbury,      9/18/96             100%     Steel golf shafts;        28%           25%
Technologies,             England)                                       javelins
Limited


Sierra Materials, LLC(2)  Colorado limited  3/27/97 (Date of     80%     Graphite                  14%           18%
                          liability company acquisition of               composite
                          located in San    shares of Cape               materials;
                          Diego, CA         Composites Inc.)             advanced
                                                                         composite
                                                                         materials
Reynolds Cycle            UK (Tyseley,      9/18/96             100%     Steel cycle tubesets       9%            7%
Technology, Limited       England)
ICE*USA LLC               Colorado limited  9/18/96              80%     Composite ski              2%            1%
                          liability company                              poles; aluminum
                          located in Utah                                ski poles; ski helmets
                          and San Diego,
                          CA
Pentiumatics Sdn., Bhd.   Malaysia          4/1/97               77%     Extruded aluminum         --            --

--------
(1) Pro forma financial information for the year ended December 31, 1996 is based upon the historical consolidated financial statements of the Company for the year ended December 31, 1996, the historical combined financial statements of Apollo, Apollo U.S., Reynolds and an acquired manufacturing facility for the nine months ended September 30, 1996 (collectively, the "Apollo entities"), and the historical financial statements of Sierra Materials for the period March 1, 1996 to December 31, 1996. Pro forma financial information for the six months ended June 30, 1997 is based upon the historical consolidated financial statements of the Company for the six months ended June 30, 1997 and the historical financial statements of Sierra Materials for the three months ended March 31, 1997. See "Financial Statements--Pro Forma Combined Financial Statements (unaudited)." For geographic operating information, see Note 11 to Consolidated Financial Statements.
(2) Owns 100% of Cape Composites Inc.

THE APOLLO GROUP--GOLF PRODUCTS

 Acquisition Opportunities

  Management perceives that the acquisition of Apollo presents the Company with a number of opportunities: (i) to be a participant in the growing market for golf equipment spawned by the recent popularity in this sport; (ii) to capture a larger share of the golf shaft market by concentrating its marketing efforts on the unique features and advantages of the seamless golf shaft in comparison to its competitors' welded golf shafts, advantages that historically have not been well communicated to its customers; (iii) to increase manufacturing capability and profitability through more efficient utilization of plant capacity; and (iv) to penetrate the growing graphite golf shaft business by using its strong OEM customer base, its well recognized brand name and established sales and distribution channels to increase sales and profitability.

 History and Market

  In 1913, Accles and Pollock of England, the predecessor to Apollo, secured the first patent for seamless tapered steel golf shafts. Unfortunately, the Royal and Ancient, golf's governing body in the United Kingdom, banned the use of steel golf shafts and Accles and Pollock had to sell overseas. As steel golf shafts grew in popularity, the future King of England agreed to play a round with them in 1929. Subsequently, the Royal and Ancient found the golf shafts to be acceptable after all. Apollo remains the only steel golf shaft manufacturer using a seamless tube, preferring its versatility and consistency.

  Most golf clubs have golf shafts constructed from steel or graphite. Although some other materials are used, they represent an insignificant percent of the total world-wide market. Apollo sells its golf shafts to golf club manufacturers, and in the retail after market through catalogs and custom club makers. According to management estimates, steel golf shafts represent a total worldwide wholesale market of approximately 29.5 million units, representing $74 million in gross sales. The market for steel golf shafts has decreased over the last ten years due to the introduction of graphite golf shafts. In spite of this market decrease, Apollo's unit sales have remained relatively constant, and as a result management believes that Apollo's market share has significantly increased. Management believes that the decline in the steel golf shaft market has stopped and that both the size and the overall value of the steel golf shaft segment will grow over the next few years. This is largely due to the introduction of new innovative steel golf shaft products.

  Graphite golf shafts were introduced in the early 1970's as the first major change in golf shaft technology since steel replaced wood in the 1930's. According to the Company's internally prepared market study, graphite golf shafts accounted for approximately 46% of all golf shaft unit sales in calendar 1996. Management believes that the exploitation of the graphite golf shaft market segment is a major opportunity for Apollo. According to management estimates, graphite golf shafts represent a total worldwide wholesale market of approximately 26 million units, representing approximately $164 million in gross revenues.

  Apollo manufactures, in its 132,000 square foot Oldbury, England facility, seven to eight million steel golf shafts a year, representing, in management's estimate, approximately 24% of the world's supply of steel golf shafts by units. Approximately 58% of Apollo's steel golf shaft products are sold in the United States through Apollo U.S., which management believes represents approximately 18% of the U.S. market. Approximately 42% are sold in Europe and the rest of the world, which management believes represents approximately 47% of the steel golf shaft market in Europe and approximately 25% of the steel golf shaft market in the rest of the world.

  Sales of golf equipment is highly seasonal with models traditionally introduced in October and phased out by September of the following year. Selling concentration is somewhat weighted towards the first half of the year, when component purchase decisions are made for the following season. Larger manufacturers place orders by schedule for future delivery, but as much as 40% of Apollo U.S.'s sales can be generated by spot sales for immediate delivery to small and medium sized assemblers.

  Historically, Apollo focused almost exclusively on the steel golf shaft market. Today, Apollo is positioning itself to penetrate the larger, in sales, graphite golf shaft market. To leverage its sales and distribution channels, Apollo has contracted with a third party manufacturer to supply graphite golf shafts made and engineered to Apollo's specifications and under Apollo's supervision and quality control.

  According to the National Golf Foundation, U.S. golfers spend more than $15 billion a year on equipment, related merchandise and playing fees. World demand for golf shafts is forecast to grow from 55.6 million golf shafts in 1996 to 59.0 million golf shafts in 1998 in line with the increase in golfer population in the U.S.A. The European golfer population has grown 56% from 1.6 million in 1988 to 2.5 million in 1995 and is forecast to grow to 2.9 million by 1998. According to the United States Golf Association, golf is played today by people from all walks of life. Approximately 43% of all golfers come from households headed by professionals or managers and another approximately 38% come from homes headed by blue-collar and clerical workers. The remaining approximately 19% consists of retirees and other persons. The U.S. golfer population currently stands at approximately 25 million players, of which approximately 11 million are core golfers, those that play 8 or more rounds per year. Of these core golfers, approximately 5 million play 25 or more rounds per year. Approximately 48% of all golfers are between the ages of 18 and 39. Senior golfers (over age 50) make up approximately 26% of the golf population.

 Apollo Products

  Apollo is the only manufacturer of seamless steel golf shafts in the world. Management believes that the physical integrity and consistency of the golf shaft is superior using a seamless tube. For this reason, a seamless tube is usually specified for safety-critical applications, such as power generation plants. Seamless tubes provide a more homogeneous shaft which produces a more consistent product and reduces the potential for structural defects. Seamless tubing also gives more opportunities to use a greater variety of high carbon, high strength alloy steels as compared to welded shafts. Apollo also uses high carbon alloys to maximize strength for golf shafts which are not obtainable in a welded form.

  Apollo manufactures a variety of unique steel golf shafts tailored to each customer's needs and specifications. Its golf shafts are used by some of the most well known golf club manufacturers. The Company's steel golf shafts are generally designed and engineered by Apollo in partnership with its club manufacturer customers. Although the majority of the Company's sales have been concentrated among its top ten golf club manufacturer customers, no one customer accounted for more than 10% of the Company's sales for the year ended December 31, 1996.

  Apollo also manufactures unique products to meet the needs of the retail after market consisting of the catalog and custom club maker market. For this market, Apollo manufactures eleven varieties of steel golf shafts and markets five varieties of graphite golf shafts. Each variety is available in differing flexes, kick points, torques and weights. Apollo provides a range of innovative, high-quality products designed to maximize the performance of golfers at every skill level. Additionally, Apollo supplies high performance alloy steel tubing for use by Reynolds in the manufacture of cycle frame tubesets and specialized tubing for other uses, such as wheelchairs and javelins.

 Apollo Engineering, Design and Manufacturing

  The larger golf club manufacturers each require exclusively designed golf shafts for their club systems which comprise golf shafts, heads and grips engineered to work together. Apollo also designs specialty putter golf shafts which involve a high level of manufacturing complexity. Apollo's activities in the areas of product and process development are managed by its Technical Director, Graeme Horwood, an industry recognized expert. Apollo has an advanced test and inspection facility, which uses "in-house" designed test equipment and a computer aided design package for golf shaft design. Apollo U.S. has its own test and inspection laboratory. Considerable technical support is provided to sales by product development engineers, involving frequent customer visits and presentations. Development of manufacturing processes is crucial to new product initiatives and is carried out by a senior development engineer with the support of two development engineers and a design engineer. The Company's manufacturing processes involves a number of specialized processes requiring specific know-how.

  Apollo manufactures its steel golf shafts in a 132,000 sq. ft. facility in Oldbury, England. The Company owns the land, building and equipment used in manufacturing its steel golf shafts. In the manufacturing process, the tube is drawn down to produce the blank for forming the golf shaft through a series of highly productive draw benches. Intermediate heat treatment, lubrication and cleaning processes are crucial to achievement of final golf shaft characteristics. High quality golf shafts are subjected to a final draw pass on benches customized by Apollo's own engineers to guarantee close control of weight and weight distribution. Premium golf shafts are manufactured to within weight tolerance of +/- 2 grams. Tube lengths are precision cut to produce blanks for step forming. Sophisticated heat treatment is conducted in a furnace, which creates the resilience required for the application, while keeping the component straight. Golf shaft straightness is crucial and automatic straightening machines are an important feature of the process. Final production operations include polishing, nickel/chromium plating, inspection and packing.

  All other manufacturers of steel golf shafts in the world produce steel golf shafts using a weld mill. A weld mill starts with a flat sheet of steel which is then rolled into the shape of a tube which is then welded, producing a tube shaped product with a seam. Management believes that Apollo's seamless golf shaft production methods provides a more uniform and consistent product.

 Apollo Sales and Marketing

  Apollo ranks as one of the three leading steel golf shaft manufacturers in the world and is the only one which has a manufacturing facility located in Europe. Management believes that Apollo dominates the European market for steel golf shafts. The market for golf clubs, and therefore golf shafts, is driven not only by the growth in the golfing population, but also by the frequency of club purchases, which is determined principally by product innovation. In the United States and Europe, the Company sells and markets its steel golf shafts through a salaried sales force directly to golf club manufacturers and custom club makers. Apollo's sales force consists of four full time employees in the United States and one full time employee in Europe. Apollo U.S., responsible for U.S. sales, has expanded its sales force to strengthen its sales and marketing efforts for steel golf shafts and to expand into the marketing and sale of graphite golf shafts. Apollo's investment in promotional activities has succeeded in strengthening its image with new products. Current strategy focuses on the use of Apollo golf shafts by European and U.S. Tour professionals. Apollo's Tour professional conversion program includes one European consultant and two U.S. consultants who follow the professional circuits in order to promote the use of Apollo golf shafts.

 Competition

  The steel golf shaft market has three significant competitors consisting of True Temper (U.S.A.), FM Precision (U.S.A.) and Apollo (UK). Nippon Golf Shaft has progressively withdrawn from the market and Apollo has purchased from it equipment at economical prices. There are large capital entry barriers associated with the manufacture of steel golf shafts and Apollo does not anticipate additional capacity coming on line in the foreseeable future.

  Graphite golf shafts are manufactured by approximately 30 companies worldwide and competition is intense. The industry is maturing and management anticipates a consolidation will occur over the next three years. In the end, management believes that the number of competitors will be reduced significantly as consolidation within the industry takes place. Technology, price, quality and service will be determining factors. The major competitors today are Aldila, HST, Unifiber, Fujikura, Grafalloy and True Temper.

REYNOLDS CYCLE TECHNOLOGY LIMITED--CYCLE PRODUCTS

 Acquisition Opportunities

  Management perceives that the acquisition of Reynolds presents the Company with a number of opportunities. Reynolds is one of the oldest established premium brands in cycling and its name recognition provides an opportunity to introduce new products, principally aluminum cycle tubesets, bike parts, handle bars and wheel frames into new and existing markets.

 History and Market

  Reynolds and its predecessor businesses have been manufacturing steel tubing for high end bicycle frames for 99 years. Reynolds cycle tubing has been the winning bike in 27 of the last 39 Tour De France races. Currently, Reynolds has under contract the U.S.A. National Road Racing Team (which generally comprises a significant portion of the U.S.A. Olympic Team), the Saturn Racing Team and the Shaklee Racing Team. Using Reynolds cycle tubing, these teams have consistently finished within the top five places in the U.S.A. and within the top ten places worldwide. Through Reynolds' strong brand name recognition and reputation for innovation, Reynolds has established itself as a supplier to many major OEM customers including, alphabetically, such brands as GT Bicycle, Inc., Kona Bicycles USA, Raleigh Bicycle Company, Ltd., and Trek Bicycle Corp.

  According to the 1995 Interbike industry report, more than 100 million Americans of all ages rode bicycles in 1993, which was up from approximately 72 million in 1983. The worldwide cycle industry produces approximately 108 million bicycles annually. Of those, 86% (93 million) are utility, low price point bikes sold primarily in low income countries for transportation at under $200 per cycle. Approximately 9% (10 million) of all bicycles sold are in the $200 to $400 range. While in general these bikes use lower cost steel and are sold through mass merchants for recreational use, there are some examples of branded components appearing on the higher end of these models. Approximately 5% (5 million) of all bicycles sold are sold for greater than $400, mainly through specialist dealer networks. The latter models are Reynolds targeted market since these bikes are sold on a combination of performance, tensile strength, endurance, brand and price to sports and recreation enthusiasts with above average income and education levels. Both bicycle brands and branded components tend to predominate in this segment, as potential purchasers will research competing specifications. In addition, the specialist dealer network also sells high margin aftermarket accessories (for example, stems, seat posts, and wheels). These items often provide over 40% of the cycle revenue to the specialist dealer and represent a market into which Reynolds can extend its brand through introduction of new products. Geographically, the major markets for the top 5% of bicycles sold are Western Europe and the U.S., while the largest producers are physically in Taiwan and Italy. Management believes that the tubeset market has annual revenue of approximately $50 to $100 million worldwide. This includes steel, aluminum, titanium and carbon fiber. Steel and aluminum tubesets account for approximately 90% of such annual revenues.

 Reynolds Products

  Reynolds produces cycle tubing for a wide variety of cycle applications. The tubing is used for road racing bicycles, road track bicycles and time trial bicycles, competition touring bicycles, all-terrain bicycles and tandems. Reynolds shares its research and development function with its main steel tubing supplier, Apollo. Through this joint effort, the Reynolds 853(TM)/631(TM) "Air Hardened" products were developed. These products give an exceptional weight to strength and stiffness ratio not normally seen with conventional steel alloys that is achieved by a unique air hardening process that concentrates the stiffness in the frame geometry and strength in the joint, where it is most needed. Reynolds cycle tubes are all manufactured from high quality alloy steels, which also contributes to the high strength and stiffness to weight ratio. In addition to the 853(TM)/631(TM) products, Reynolds also manufactures its 753(TM)/531(TM) manganese molybdenum series and its 725(TM)/525(TM) and its 501(TM)/500(TM) chrome molybdenum series tubesets. The higher the number the higher the tensile strength and stiffness to weight ratio. As a consequence, the 853(TM) gives the greatest tensile strength and stiffness to weight ratio and the greatest performance features of tubesets in Reynolds product line.

 Reynolds Engineering, Design and Manufacturing

  Reynolds currently manufactures its tubesets in a 20,000 square foot leased facility in Tyseley, England. The Company designs unique tubesets or various pieces of a frame set to the specifications of its customers. Typically, the tubesets are bid and specified twelve months before the actual production of the cycle takes place. For example, in early 1997, the design and engineering team at Reynolds was prototyping tubes sets for 1998 models. Once specified into a specific bike model, manufacturing the tubeset is accomplished by a series of cold forming, butting, heat treating and manipulations. The engineers at Reynolds work closely with the design teams of its customers to ensure compliance with tight tolerances and quality specifications.

  In the future the Company plans to expand its manufacturing into Southeast Asia for both aluminum and steel. This will provide a competitive advantage to increase market share, primarily with the U.S. OEM customers.

 Reynolds Sales and Marketing

  In the U.S. and Europe, sales and marketing is accomplished using a salaried sales force located in Elk Grove Village, Illinois for its U.S. sales and in its Tyseley, England factory for its European sales. The design engineers work closely with the Reynolds sales staff and the OEM customers. Reynolds markets its product line through advertising in several cycling trade journals. Reynolds plans to introduce a line of aluminum cycle tubes in 1998, through the Pentiumatics facility in Southeast Asia, targeting its marketing at the premium branded aluminum cycle tube market. Sales and marketing for Southeast Asia will be done from the Pentiumatics facility.

 Reynolds Competition

  The majority of branded cycle tubing is supplied by six manufacturers worldwide. Easton is a U.S. based manufacturer, specializing in aluminum; Columbus is an Italian-based manufacturer, primarily using steel; Dedacciai is an Italian-based manufacturer, primarily using steel; True Temper, is a U.S. based manufacturer, primarily using steel; Tange, is a Japanese based manufacturer, primarily using steel; and Reynolds, a U.K. based manufacturer primarily using steel and is planning to introduce an aluminum cycle tubing product line.

SIERRA MATERIALS--ADVANCED COMPOSITE MATERIALS

 Acquisition Opportunities

  Management perceives that the acquisition of Sierra Materials presents the Company with a number of opportunities. Sierra Materials is a manufacturer of graphite and other advanced composite materials, and a supplier of products that are essential to ever expanding uses by manufacturers. The market for Sierra Materials products is expanding because the products are being used in a greater variety of applications. A significant portion of the production capacity of Sierra Materials has been sold and management believes that the additional manufacturing capacity planned to be acquired, in significant part through the proceeds of this offering, will result in increased sales and profitability.

 Overview and Markets

  Sierra Materials is a supplier of graphite and other advanced composite materials primarily for use in the sports and recreational markets. A composite material is a structural system comprised of different types or forms of materials. In common usage today, the term "composite" refers to a matrix of one type of material, such as an epoxy resin, reinforced with a fibrous form of another material, such as carbon fiber, fiberglass, or Kevlar(TM). Nature has successfully used this structural concept in its own composite structural material--wood. Wood is comprised of a fibrous material (cellulose) which reinforces a matrix of lignin (sap). The most common type of composite used commercially today is glass fiber reinforced plastic ("GFRP"). Commonly referred to as fiberglass, GFRP has been used for decades in boats, pickup truck caps and sporting goods, among other items.

  Advanced composites is a term given to high performance fibers combined with polymers (resins). Fibers which fall into this category include carbon fiber, boron, Kevlar(TM) and Spectra(TM), along with high strength glass fibers and some ceramics. Sierra Materials is a manufacturer of unidirectional pre-impregnated material ("prepreg") made primarily from carbon fiber and fiberglass; and coated fabrics, primarily woven fiberglass and Kevlar(TM). The Company's finished composite materials are principally sold in rolls and are subsequently incorporated by Sierra Materials' customers into manufactured products.

  Advanced composites have been used for years in military and aerospace applications. Now that these advanced materials have been proven in the demanding environments of military and aerospace applications, an increasing number of manufacturers are implementing composite materials in their products. Commercial aircraft, including the new Boeing 777, are using composite materials in primary structural elements such as the tail wings and floor beams.

  Because carbon fiber is as strong and durable as metal but lighter and more versatile, it is used in many sporting goods applications where weight and performance are critical factors. Sierra Materials' composite materials are capable of being incorporated in a wide range of sports equipment and recreational product applications. Uses of advanced composites currently include the manufacture of golf shafts, fishing rods, hockey sticks, skis, ski poles, snow boards, water skis, surfboards, sailboats, and tennis racquets. Commercial applications other than sporting equipment include automotive components such as drive shafts and body panels; medical devices, such as prosthetics; industrial uses, such as tanks and containers; electronic components, such as circuit boards and antennae; infrastructure projects such as reinforcements; and security systems, such as body armor and armored vehicles.

  Over the last two decades, there has been significant growth in the use of graphite and other advanced composite materials as a result of improvements in applications engineering, advances in composites technology and declining costs to the customer in manufacturing final products.

 Sierra Materials Engineering, Design and Manufacturing

  The most common method of advanced composites fabrication involves the use of prepreg. This is a term given to preimpregnated materials, either unidirectional fiber material or woven fabrics impregnated with resins. The raw graphite comes into the factory in the form of a spool of yarn, where each strand of yarn has between 1,000 to 50,000 filaments, depending on the specifications ordered. The unidirectional prepreg is manufactured by spreading these thousands of filaments (carbon or fiberglass) onto a resin coated paper and, by using pressure and heat, impregnating the filaments with the resin. Both types of materials are sold in roll form to meet specific customer requirements for size and weight. The woven fabric prepreg is manufactured primarily of fiberglass, carbon fiber or Kevlar(TM).

  In 1997, the limiting factor affecting Sierra Materials' sales and earnings growth is expected to be the availability of carbon fiber yarn. In 1995, sports equipment and recreational products companies were fully embracing carbon fiber as the material of choice. Usage of carbon fiber in the aerospace industry was up significantly, and signs of an impending shortage of fiber began to appear. However, the fiber manufacturers which had been burdened by overcapacity in the past were hesitant to invest once again in new plant and equipment. No plans for additional capacity were announced until late 1996. At present, most of the new capacity will not be available to meet anticipated customer demand for carbon fiber until early in 1998.

  In 1997, management estimates that, on an industry basis, up to 30% of total carbon fiber demand will go unfilled. Aerospace programs which command higher margins are being supplied first, with any remaining capacity going to commercial and recreational suppliers.

  Sierra Materials is presently operating at near manufacturing capacity and its sales are, accordingly, limited. A portion of the proceeds of this offerng will be used to expand its manufacturing capacity.

 Sierra Materials Sales and Marketing

  According to the Suppliers of Advanced Composites Materials Association, worldwide shipments of carbon fiber materials for the first half of 1995 was over 12,000,000 pounds valued at over $280,000,000 with annual growth estimates averaging 15% over the next 5 years. This growth is being fueled by two primary industries; the aerospace industry which accounts for approximately 78% of total sales, and sporting goods manufacturers which account for approximately 18% of total sales. The remaining sales were divided between a variety of developmental projects, including automotive, medical, and infrastructure applications.

  The composite materials market can be broken down into three segments: raw materials suppliers, such as suppliers of carbon fiber and resins; converters (prepreggers), such as Sierra Materials, which convert the raw materials into a useable state; and end users, such as golf club shaft manufacturers, which form the prepreg into a finished product. While some companies, such as the golf shaft manufacturer Aldila, have integrated into producing its own prepreg materials, very few companies have fully integrated from basic materials to end product.

  Sierra Materials' sales to date have been realized with a limited formal marketing program. Its sales have been primarily accomplished by industry reputation. As of June 30, 1997, backlog of unfulfilled orders exceeded $4,000,000.

 Sierra Materials Competition

  There are approximately 24 suppliers of carbon fiber prepreg worldwide. Large suppliers include ICI Fiberite, Inc., Toray Composites America, Hexcel Corp., Cytec Engineered Materials, Inc. and Newport Adhesive and Composites, Inc. Currently, Toray Composites America, Hexcel Corp. and Newport Adhesives and Composites, Inc. all have parent companies which own fiber manufacturing facilities.

ICE--SKI PRODUCTS

 Acquisition Opportunities

  Management perceives that the acquisition of ICE presents the Company with a number of opportunities. ICE is a recognized brand name in that portion of the composite ski pole market that is serviced through a large number of specialty shops selling premium high end sports equipment. The ICE brand name can be expanded to other premium products for distribution through this unique channel.

  ICE is a manufacturer and marketer of premium composite and aluminum ski poles. ICE markets its ski poles in the United States directly to approximately 450 speciality shops nationwide and in Canada and Japan through independent distributors. During the 1996-1997 ski season, ICE had approximately 3% of the unit market share and approximately 6% of the dollar market share for specialty shops in the United States according to the March 1997 U.S. Ski and Snowboard Industry Report. ICE has a limited presence in chain stores.

  Most ski poles are manufactured from extruded aluminum alloys. In recent years, graphite ski poles have been introduced and have grown in unit sales each year. As in most sporting goods categories, the use of carbon fiber composites is growing due primarily to lighter weight, superior strength and greater versatility.

  In 1996-1997, ICE introduced a line of ski helmets to the market. The Company plans to introduce a new aluminum ski pole line which it intends to manufacture at Pentiumatics. See "Business--Pentiumatics--Extruded Aluminum Alloys."

  The key strategy for ICE is to expand its existing product line. Over the past few years, the use of helmets in the ski industry has increased dramatically. Management believes that this trend will continue and that in the next few years helmets will be the single fastest growing segment in ski equipment. During the 1996-1997 season and in response to this increased demand, ICE introduced a new line of Department of Transportation approved helmets which it purchases for resale. Aluminum poles have historically been the largest single segment of the ski pole business. Previously, ICE has not manufactured a ski pole for this market. During the 1997-1998 season, ICE will introduce a line of high end aluminum poles to augment its traditional composite product.

 ICE Industry

  According to the February 1996 issue of American Demographics Magazine, more than 10 million Americans aged seven and older participated in downhill skiing in 1994, making it the nation's most popular winter sport. The period between 1988 and 1994 was not a good one for the ski industry with both the number of skiers and the percent who ski at least once a year, declining. However the introduction of the new "shaped" ski's in 1995-1996 has had a very positive impact on the industry as a whole. As a consequence, the sale of Alpine skis rose 36.6% during the 1996-1997 season compared against 1995-1996. Total retail spending on snow sports rose 17.4% to approximately $2 billion (source Sporting Goods Intelligence--May 12, 1997).

  The Company employs independent sales representatives to sell and promote its products to approximately 450 specialty shops nationwide. The ICE brand of ski poles has one of the highest average retail prices in the industry. The ICE ski pole is a premium product and is marketed as such.

  The Company is moving aggressively toward vertical integration and, by the end of 1998, the Company plans to be manufacturing aluminum ski poles and have contractual control over the third party manufacture of composite poles through the Pentiumatics Southeast Asian facility (see "Business--Apollo" and "Business--Pentiumatics Extruded Aluminum Alloys"). This manufacturing capability will give ICE greater control over quality, cost and innovation which management believes will create opportunities in the OEM market as well. The Company believes this kind of vertical integration will allow it to have a competitive cost structure and better control over the quality of the finished product.

 ICE Competition

  Major competitors, in alphabetical order, are Goode Ski Technologies, Kerma Ski Poles, Leki USA, Scott USA and Smith Sport Optics, Inc. Of these, the Company views Leki and Kerma as its major competitors in the high technology, high priced composite ski pole market.

PENTIUMATICS--PROPOSED EXTRUDED ALUMINUM ALLOYS FACILITY

  In April of 1997, the Company purchased all of the outstanding shares of Pentiumatics for approximately $200,000 cash. At that time, Pentiumatics was an existing Malaysian company that owned no significant assets other than certain contract rights to purchase land and equipment. Subsequent to the Company's initial purchase, the Company contributed approximately $2,200,000 to Pentiumatics for stock in order to assist Pentiumatics in acquiring land and constructing a building at a cost of approximately $3,200,000 and equipment at a cost of approximately $670,000. The land and equipment purchases and building construction contract were entered into with unaffiliated third parties on an arms-length basis. The Company intends to use these assets to build and operate an aluminum extrusion factory. In June of 1997, Insular Mart Sdn Bhd, a Malaysian company ("Insular"), contributed approximately $600,000 into Pentiumatics to finalize the above transactions, resulting in an ownership of 23% by Insular and 77% ownership by the Company.

  It is the Company's expectation that the 30,000 square foot factory will be completed in 1997. The Company anticipates that a significant percentage of this new plant's output will eventually be used by Reynolds and ICE. In addition, the Company plans to produce other extruded aluminum parts for regional manufacturers of sports equipment.

  The addition of Pentiumatics is expected to enhance the Company's strategy by adding extruded aluminum alloy to its manufacturing base. This would mean that the Company could produce steel tubing, graphite and other advanced composite pre-preg and extruded aluminum alloy. These are the main materials used in most sporting goods products worldwide. If the Company is successful in completing the construction of the factory, the Company would be in a position to be vertically integrated in all the main materials used in the manufacturing of golf shafts, cycle tubing and ski poles, the main businesses of the Company. There can be no assurance that the Company will finish the construction of the aluminum extrusion factory or that the Company will produce extruded aluminum alloy.

GOVERNMENTAL REGULATIONS

  UNITED KINGDOM

  Apollo and Reynolds are established in England and are, accordingly, subject to the laws of the European Community and those of England and Wales with regard to their activities generally. These laws relate to employment, including, for example, employee rights against unfair dismissal and discrimination on the basis of race, sex or disability, taxation, company administration, consumer protection and planning matters. Specific regulations which apply to Apollo and Reynolds as manufacturing companies include:

  Environment. The activities of Apollo and Reynolds are regulated by the Environmental Protection Act of 1990. This Act requires Apollo to obtain licenses to carry out its nickel coating process for golf shafts and to produce, store and dispose of industrial waste of various descriptions. In addition, consent is required from the local rivers authority under the Water Resources Act of 1991 and The Water Industry Act of 1991 regarding discharge of overflow water from its property into the public sewers. The Company believes that it is currently in compliance with all licenses and consents. When the Environment Act of 1995 is fully implemented, the relevant authority will have significantly increased powers to order persons and companies to clean contaminated land. However, these increased powers may only be exercised if the contamination poses a serious risk to health or property. No cleanup proceedings have been threatened against Apollo and Reynolds, nor are such proceedings anticipated.

  Health and Safety. The principal United Kingdom statute is the Health and Safety At Work Act of 1974 ("Health and Safety Act"), which imposes a duty on employers to maintain a "a safe system of work." This obligation is supplemented by various regulations requiring employers to establish procedures for assessing hazards to safety and for reducing or eliminating risk. Apollo and Reynolds have regular contact with the Factory Inspectorate, the statutory body which administers the Health and Safety Act. No proceedings are in existence or threatened against the United Kingdom companies by the Factory Inspectorate.

  Although management believes it is currently in compliance with the above regulations, the Company's future operations could expose it to the risk of claims with respect to environmental or health and safety matters. Although compliance with governmental requirements relating to the protection of the environment or health and safety has not had a material adverse effect on the Company's financial condition or results of operations to date, there can be no assurance that material costs or liabilities will not be incurred in connection with such environmental or health and safety matters in the future.

  UNITED STATES

  Environmental Regulations. The Company's operations which are located in the United States, including ICE, Sierra Materials and Apollo U.S., are subject to governmental, environmental and health and safety laws and regulations that impose workplace standards and limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. These laws include, for example, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Clean Air Act, as amended, and the Resource Conservation and Recovery Act of 1976, as amended. Management believes the Company is in compliance with United States environmental laws and regulations. Although compliance with governmental requirements relating to the protection of the environment has not had a material adverse effect on the Company's financial condition or results of operations to date, there can be no assurance that material costs or liabilities will not be incurred in connection with such environmental matters in the future.

EMPLOYEES AND CONSULTANTS

  The Company has 317 full time employees and one part time employee. The Company will hire additional employees as may be required to support expansion of the Company's operations.

  There are three different unions that have collective bargaining agreements with Apollo and Reynolds. All hourly paid Apollo employees and 18 hourly paid Reynolds employees are members of a union. Several union agreements apply to all hourly employees of both companies.

  Except for the hourly paid agreement, which is negotiated annually, there are no termination dates to the above agreements. The above agreements continue to apply until otherwise renegotiated between the parties. Management believes that the relationship with its employees is good.

INTELLECTUAL PROPERTY

  The Company's success depends and will continue to depend in part on the goodwill associated with its various trademarks including "APOLLO", "ACCULITE", "MATCHFLEX", "MASTERFLEX", "SHADOW", and others. The Company has sought and obtained trademark registrations, or has applications currently pending, for these and other marks in the United States through the United States Patent and Trademark Office and for a portion of these marks in many foreign countries as well.

  The Company owns no issued patents which relate to its technology or products. As to the golf shafts produced and sold by the Company, there is one currently pending application for a patent in Great Britain which relates to producing frequency-matched shafts from a universal blank.

  The Company has certain confidential and proprietary information including confidential information relating to the operation of the Company's business, sales and customer information, supplier information, and certain portions of the manufacturing process which may be proprietary. While the Company has taken reasonable steps to safeguard such information, there can be no assurance that the steps that have been and are taken by the Company in this regard will be adequate to prevent misappropriation of its technology or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

RESEARCH AND DEVELOPMENT

  Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products amounted to approximately $220,000 for the time period from September 18, 1996, the date that Apollo and Reynolds were acquired by Coyote to December 31, 1996. During the nine months prior to the Company's acquisition of Apollo, approximately $400,000 was spent on development of new products and processes.

FACILITIES

  The Company's executive offices are located in Boulder, Colorado pursuant to a lease terminating in July, 1998. Apollo operates its golf shaft manufacturing in a facility in Oldbury, England, which is a heavy industrial area. The Company owns the land, building and equipment used in manufacturing its steel golf shafts. Reynolds' currently manufactures its tubesets in a 20,000 square foot leased facility in Tyseley, England. Apollo U.S. operates a 8,153 square foot facility in Elk Grove, Illinois, pursuant to a lease which expires January 31, 2000. Sierra conducts its manufacturing operations in a 10,284 sq. ft. facility in San Diego, California, pursuant to a sublease which expires in February 1999. ICE operates two 1,000 square foot facilities in Heber, Utah, pursuant to two leases, both of which expire on November 14, 1997.

LITIGATION

  The Company is not currently subject to any material litigation nor, to the Company's knowledge, is any material litigation threatened against the Company. The Company is subject to the normal kind of claims from employees in heavy industrial manufacturing operations. See "Risk Factors--Industrial Injuries".

ACQUISITION HISTORY

  Coyote was incorporated under the laws of the State of Nevada on October 24, 1994. From its inception through December 31, 1994, the founders of Coyote contributed a total of $51,000 to the capital of Coyote, which capital contributions were used to pay various organizational and startup expenses incurred by Coyote. During the fiscal year ended December 31, 1995, Coyote's majority shareholder ("former majority shareholder") at that time contributed an additional $304,923 to the capital of Coyote to fund additional organizational and startup expenses. During the partial year ended December 31, 1994 and the year ended December 31, 1995, Coyote's sole activity was the organization of its business and development of its business strategy to purchase companies in the sports equipment and recreational products industry. During such period, Coyote did not own any subsidiaries or business assets and was not conducting any business activities.

  The organizational and startup stage of the Company continued until September 18, 1996, when the Company acquired Apollo, Reynolds, Apollo Golf and ICE. During 1996, Coyote's former majority shareholder at that time contributed an additional $5,783,815 to the capital of Coyote to fund the acquisition of the four operating subsidiaries and otherwise provide funds for Coyote's working capital requirements. During the six month period, ended June 30, 1997, Coyote's former majority shareholder at that time contributed an additional $2,211,045 to Coyote's capital to finance Coyote's acquisition of Sierra Materials and Pentiumatics and fund Coyote's working capital requirements. In addition, on April 4, 1997, Coyote borrowed a total of $1,500,000 from two Bridge Lenders to provide working capital for Apollo, Reynolds and Sierra Materials and fund its working capital requirements. See "Private Placement."

  On September 18, 1996, the Company through a wholly-owned subsidiary, acquired three affiliated entities, Apollo, a company registered in England and Wales, Reynolds, a company registered in England and Wales, and Apollo Golf, a New Jersey corporation, and purchased certain associated properties for a total purchase price of U.S. $5,135,305. In addition, on September 18, 1996, the Company formed ICE to acquire certain intangible assets, consisting primarily of registered trademarks and certain other intangible assets, owned by Expedition Trading Company, L.L.C., a Utah limited liability company ("Expedition"). This purchase was consummated on September 18, 1996 and resulted in ICE acquiring the intangible assets from Expedition in exchange for ICE's promissory note in the amount of $1,500,000 payable to Expedition over a six year period and the issuance to Expedition of a 20% interest in ICE. The Company has retained an 80% interest in ICE. See "Risk Factors-- Substantial Purchase Obligation".

  On March 27, 1997, the Company formed Sierra Materials, a Colorado limited liability company which acquired all of the outstanding common stock of Cape Composites, Inc. ("Cape"). Sierra Materials assumed all the assets and liabilities of Cape and granted a 20% ownership interest to the former owners of Cape, the Company retaining a 80% interest in Sierra Materials.

  In April 1997, the Company first acquired an ownership interest in an existing Malaysian company, Pentiumatics. The Company and another unaffiliated party subsequently financed the purchase by Pentiumatics of land, building and equipment which will be incorporated into a proposed aluminum extrusion facility which the Company believes should be completed in the fourth quarter of 1997. See "Pentiumatics--Proposed Extruded Aluminum Alloys Facility".

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The names, ages and positions of the officers, directors and certain key employees of the Company are as follows:

           NAME           AGE                      POSITION
           ----           ---                      --------
 Mel S. Stonebraker(1)...  45 Chief Executive Officer, President and Chairman
                              of the Board
 James M. Probst(2)......  39 Chief Operating Officer, Chief Financial Officer,
                              Secretary/Treasurer and Director
 John Paul McNeill.......  26 Controller
 James A. Pfeil..........  42 Vice President
 Jeffrey T. Kates(1)(2)..  36 Director
 Don A. Forte(1)(2)......  49 Director

--------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee

  Mel S. Stonebraker, co-founder of the Company, has been an officer and director of the Company since its incorporation in 1994 and is currently President, Chief Executive Officer and Chairman of the Board. From 1983 to 1994, Mr. Stonebraker was International Business Development Manager for Schuller International Corporation, a wholly owned subsidiary of Manville Corporation. In that position, he was responsible for corporate activities throughout the Pacific Rim countries. He was a resident in Singapore from 1984 to 1989. Mr. Stonebraker received a B.A. degree from the University of Colorado in 1977 and a Masters of International Administration from the American Graduate School for International Management (Thunderbird) in 1983.

  James M. Probst, co-founder of the Company, has been an officer of the Company since February 1995 and is currently Chief Operating Officer, Chief Financial Officer, Secretary/Treasurer and a Director. From 1986 to 1995, Mr. Probst was employed by Schuller International Corporation, a wholly owned subsidiary of Manville Corporation. During that time, Mr. Probst held several positions ranging from research and development Engineer to Business Manager of a unit with approximately $30 million in revenues. Mr. Probst received a B.S. degree in Mechanical Engineering from the University of Colorado, Denver in 1986 and an M.B.A. from the University of Denver in 1990.

  James A. Pfeil joined the Company in May 1997 as Vice President, primarily responsible for overseeing ICE, Sierra Materials and Pentiumatics. From May 1995 to May 1997, Mr. Pfeil was Vice President of Operations of Cobra Golf, Inc., a wholly-owned subsidiary of American Brands. From May 1992 to May 1995, he was Vice President, General Manager of West Coast Composites, a wholly owned subsidiary of Cobra Golf, Inc. West Coast Composites manufactures all of the graphite golf shafts used by Cobra Golf, Inc. From May 1990 to May 1992 he was Materials Manager for Cobra Golf, Inc. From 1985 to 1990 he worked as a consultant with over 100 clients dealing with manufacturing issues and assisting in materials requirement planning ("MRP") system implementations. Mr. Pfeil received a B.S. in Business from San Diego State University in 1980.

  John Paul McNeill, C.P.A. joined the Company in July 1997 as Controller. Previously, Mr. McNeill was Assistant Controller of Cobra Golf, Inc., a wholly-owned subsidiary of American Brands. Prior to his position at Cobra Golf, Inc., he spent four years with the accounting firm of Ernst & Young LLP, one year in the United Kingdom and three years in San Diego, California. Mr. McNeill is knowledgeable in both U.S. and U.K. generally accepted accounting principles. Mr. McNeill graduated high honors with a B.B.A. from the University of Notre Dame in 1992.

  Jeffrey T. Kates became a director of the Company in May 1997. From August 1996 to the present, Mr. Kates has been the Chief Operating Officer of Plastics Research Corp. a firm with annual revenues of $35 million. From October 1994 to August 1996, Mr. Kates was President and a director of Harloc Incorporated, a subsidiary of the Tesa Group in Irun, Spain, which attained annual revenues of $150 million. Mr. Kates received a B.S. degree in Agricultural Engineering from the University of Illinois in 1984 and an M.B.A. from the University of Denver in 1988.

  Don A. Forte became a director of the Company in June 1997. For the past 25 years, Mr. Forte has been employed by Johns Manville (JM) a leading manufacturer of building products. Mr. Forte has held numerous positions in his career with JM. His present position is Vice President of Manufacturing and Engineering for the Insulation Group. Mr. Forte is currently responsible for 16 manufacturing plants located in North America which manufacture fiber glass insulation products for residential and commercial applications. Prior to this assignment, Mr. Forte was the Vice President and General Manager of JM's Filtration Division. The Filtration Division manufactures products in four U.S. plant locations and distributes to customers worldwide. Mr. Forte received his B.S. degree from Northern Illinois University in 1970 and an M.B.A. degree from Xavier University in 1982.

  Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors and are elected annually. There is no family relationship between any director of the Company and any other director or officer of the Company.

  The Company has agreed, for a period of two years from the date of this Prospectus, if so requested by the Representative, to nominate and use its best efforts to elect a designee of the Representative as a director of the Company or, at the Representative's option, to appoint such designee as a non-voting adviser to the Company's Board of Directors. The Representative has not identified any potential designee. The Company's officers, directors and controlling stockholders have agreed to vote their shares of Common Stock in favor of such designee. The Representative does not intend to exercise its right to designate such a person until shortly before the call of the Company's first annual meeting of shareholders following the completion of this offering.

  The following persons are key employees of the Company's subsidiaries:

  Paul Andy Taylor, 49, has been the Managing Director of Apollo and Reynolds since September 1990 and is responsible for all strategic and operational activities of those companies. Mr. Taylor joined Apollo as Sales and Marketing Director in August 1986 as part of a new management team which dramatically expanded the company's activities through the late 1980s. Prior to joining Apollo, he was engaged in international sales and marketing for the TI Group, a United Kingdom owned global conglomerate. Key areas of activity included Europe, Comecon, China/Far East and North America. Mr. Taylor received a B.A. degree with honors in Russian Studies from Nottingham University, England in 1968 and holds a management diploma from London Business School.

  David Nelson, 43, has been the Financial Director of Apollo and Reynolds since 1993 and is responsible for the financial control of Apollo and Reynolds, managing relationships with external providers of finance and ensuring statutory compliance. Mr. Nelson's previous positions were as divisional Financial Director within United Kingdom quoted companies. He previously worked for Ernst & Young in Kuwait, and Peat Marwick in Zambia. He received a B.S. Degree with honors in Civil Engineering from Loughborough University in 1975, and is a chartered accountant (FCA).

  Graeme Horwood, 52, has been the Technology Director of Apollo and Reynolds since July 1986 and is responsible for Product and Process development in the Company's golf shaft, cycle and athletic divisions. He is the focus of Apollo's relationship on new product development with key customers. Prior to joining the Company, Mr. Horwood was Engineering Design Manager at the Raleigh Bicycle Co. Nottingham, England, Group leader in a research and development team at TI Groups' Research facility at Cambridge, England. He served a Technical Apprenticeship with GEC, England and received a B.S. Degree in Mechanical Engineering from Rugby College of Engineering, Rugby, England in 1968.

  Keith Noronha, 41, has been the Director and General Manager of Reynolds since September 1996 and is responsible for the strategic and operational growth of Reynolds. Mr. Noronha joined Apollo in November 1988 as Financial Director until 1993 when he transferred to the U.S. to be Vice President and General Manager of Apollo U.S., which he successfully repositioned and grew through 1996. Mr. Noronha returned to the United Kingdom in August 1996 to develop and implement an aggressive global strategy. Prior to joining Apollo in 1988 he worked as Financial Director at several United Kingdom companies notably BKB Electricals, BSR and was an engineering graduate with the Rover Group, after obtaining an B.S. Degree with honors in Mechanical Engineering at Queen Mary College, London University in 1978. He holds the FCMA Professional Management Accounting qualifications.

  Stewart Tibbatts, 49, has been the Manufacturing Director of Apollo and Reynolds since January 1996 and is responsible for the effective operation of the Company's manufacturing activities in golf shafts, cycle tubing and athletic products. Mr. Tibbatts joined Apollo in 1995 having previously been Director and General Manager of Reynolds at Tyseley for six years. Mr. Tibbatts began his career as an apprentice at Reynolds in 1965 and successfully worked his way up through the company. He also received an HNC in Mechanical Engineering from North Birmingham Poly in 1969, and Diploma in Management Studies from the University of Central England in 1983.

  David B. Abrams, 32, has been the President, Chief Financial Officer, Treasurer and a director of Sierra Materials since March 1996. His current responsibilities include overseeing all of the subsidiary's activities and operations, with specific responsibility for corporate finances, including profit and loss management, materials procurement, sales and marketing and long term strategic planning. From December 1992 to March 1996, Mr. Abrams was the Senior Associate for acquisitions at Zimmerman Holdings, Inc., a private investment firm. Previously, he was Manager of Business Development at Westech Gear Corporation, a Zimmerman subsidiary. Mr. Abrams received his B.A. degree from the University of Rochester in 1987 and his M.B.A. from the University of Southern California in 1996. Mr. Abrams owns 10% of Sierra Materials.

  Mark H. Snyder, 30, has been the Executive Vice President, Secretary and a director of Sierra Materials since March 1996. His current responsibilities include overseeing all of the subsidiary's manufacturing operations, research and development and legal and regulatory affairs. From May 1992 to March 1996, he was a Senior Associate with Sheridan Ross and McIntosh, a Denver intellectual property law firm. Mr. Snyder received his B.S. in Chemical Engineering from the University of Rochester in 1988 and his J.D. and M.B.A. degrees from Boston College in 1992. Mr. Snyder owns 10% of Sierra Materials.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has an Audit Committee and a Compensation Committee. The Board of Directors does not have a Nominating Committee and the functions of such a committee are performed by the Board of Directors.

  Audit Committee. The functions of the Audit Committee include recommendations to the Board of Directors with respect to the engagement of the Company's independent certified public accountants and the review of the scope and effect of the audit engagement. Messrs. Kates, Forte and Probst are the current members of the Company's Audit Committee.

  Compensation Committee. The function of the Compensation Committee is to make recommendations to the Board with respect to compensation of management employees. The Compensation Committee also administers plans and programs relating to stock options, pension and other retirement plans, employees benefits, incentives and compensation and determines the persons to whom options should be granted under the Company's Option Plan and the number of options to be granted to each person. Messrs. Kates, Forte and Stonebraker are the current members of the Company's Compensation Committee.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Company's Articles of Incorporation authorizes the Company to indemnify its directors for certain breach of fiduciary duty to the Company and its stockholders, and other liabilities, subject to certain limitations.

Such indemnification does not apply to acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or the payment of unlawful distributions to stockholders.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

SUMMARY COMPENSATION

  The following table sets forth certain information regarding compensation earned or awarded to the Chief Executive Officer and certain key employees of the Company who received in excess of $100,000 of salary and bonus from the Company during the year ended December 31, 1996 (the "Named Executive Officers"):

                                                                            LONG TERM
                                       ANNUAL COMPENSATION             COMPENSATION AWARDS
                             ---------------------------------------- ---------------------
                                                       OTHER ANNUAL   SECURITIES UNDERLYING
NAME AND PRINCIPAL POSITION  YEAR SALARY ($) BONUS($) COMPENSATION($)  OPTIONS/# OF SHARES
---------------------------  ---- ---------- -------- --------------- ---------------------
Mel S. Stonebraker......     1996  $115,000      -0-      $ 6,529(1)           -0-
 Chief Executive Officer     1995  $115,000      -0-      $ 6,805(1)           -0-
                             1994       -0-      -0-      $   572(1)           -0-
Paul Andrew Taylor......     1996  $ 91,470  $34,100      $14,474(2)           -0-
 Managing Director           1995  $ 86,818  $43,093      $13,791(2)           -0-
 Apollo & Reynolds           1994  $ 82,919  $30,821      $12,252(2)           -0-

--------
(1) Includes the annual cost of a company car.
(2) Includes the annual cost of a company car, pension plan benefits, private health insurance and an educational grant earned by Mr. Taylor.

COMPENSATION OF DIRECTORS

  Directors are not currently paid fees for attending meetings, although they may be paid annual retainer fees in cash or options in the future. Directors are reimbursed for their out-of-pocket expenses for attending Board meetings.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Stonebraker and Probst expiring on May 31, 2000, pursuant to which they are employed as officers of the Company. The agreements automatically renew for additional two year periods unless either party notifies the other party that it does not intend to renew the agreement. The employment agreements provide for employment of Messrs. Stonebraker and Probst on a full-time basis at annual salaries of $150,000 and $125,000, respectively, beginning September 1, 1997. The officers are entitled to receive a bonus based on certain objectives to be established by the Board of Directors and incentive stock options to purchase 45,000 shares each over a five year term which were granted on the effective date of this offering at $5.50. The options will vest over a three year period if the Company achieves 90% of its targeted earnings before deduction of interest, taxes, depreciation and amortization as established by the Board of Directors. The officers have the right to purchase their pro-rata share of any new offerings of the Company's equity securities after December 31, 1997. Messrs. Stonebraker and Probst may be terminated by the Company for cause, which is defined as excessive unauthorized absenteeism, actual fraud or material acts of dishonesty, destruction of material Company property; willful disclosure of Company proprietary information, or a material violation of internal controls or procedures. If the officers voluntarily terminate prior to the end of the original contract term, they are required to reimburse the Company up to $62,500 each, on a pro-rata basis depending on the date of termination. If the Company terminates Messrs. Stonebraker or Probst without cause, they are each entitled to 18 months' salary as a severance payment. If termination without cause occurs after the end of the original contract term, they are each entitled to 12 months' salary. The employment agreements provide that the officers may not compete with the Company for a period of the greater of (i) nine months subsequent to their termination date, or (ii) the severance pay period. The officers also have a change of control agreement with the Company pursuant to which the officers are entitled to a continuation of salary and benefits if their employment is terminated by the Company without cause or by them for good reason (such as a reduction in their compensation) within two years after a change of control.

  Apollo has an employment agreement with Paul Andrew Taylor pursuant to which he serves as Managing Director of Apollo. The agreement provides for a salary of 65,000 pound sterling per year ($111,200 based upon the conversion rate on December 31, 1996). Mr. Taylor also participates in an executive bonus program at Apollo for 1997 with maximum bonus potential of 150% of annual salary. The executive bonus program at Apollo is based on earnings for the steel golf shaft business. During the year ended December 31, 1996, Mr. Taylor earned a $34,100 bonus based upon this program. Mr. Taylor's employment agreement is subject to termination by the Company upon twelve months notice or by Mr. Taylor upon six months notice. Mr. Taylor may be terminated by the Company for gross default or misconduct and other breaches of conduct. His agreement provides that he will not compete with Apollo within the United Kingdom or the United States for a period of six months after termination of employment. Mr. Taylor is provided life insurance equal to four times annual base salary and has the use of a company car.

1997 STOCK OPTION PLAN

  The Company's 1997 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and stockholders on June 10, 1997. The Plan provides for the grant of options to purchase up to 500,000 shares of the Company's Common Stock that are intended to qualify as either incentive stock options within the meaning of Section 422 of the Internal Revenue Code or as options that are not intended to meet the requirements of such section ("Nonstatutory Stock Options"). Nonstatutory Stock Options may not be granted at an exercise price of less than 85% of fair market value of the Company's underlying shares of Common Stock on the date of grant. Options to purchase shares may be granted under the Plan to persons who, in the case of Incentive Stock Options, are employees (including officers of the Company or its subsidiaries), or, in the case of Nonstatutory Stock Options, are employees (including officers of the Company or its subsidiaries), non-employee directors or consultants of the Company.

  The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has full discretionary authority, subject to certain restrictions, to determine the number of shares for which Incentive Stock Options and Nonstatutory Stock Options may be granted and the individuals to whom, and the times at which, and the exercise prices for which options will be granted. On September 18, 1997, the Board of Directors granted options to purchase 337,500 shares to certain employees, directors and consultants, including Messrs. Stonebraker and Probst, who will receive options to purchase 45,000 shares each under the employment agreements entered into with the Company.

PENSION PLAN BENEFITS

  The employees of Apollo and Reynolds participate in a multi-employer defined benefit pension plan. The plan provides defined benefits to substantially all salaried and hourly employees of Apollo and Reynolds. The Company contributed approximately $208,000 for the three month period ended December 31, 1996, to this plan. The Company is required to implement its own defined benefit plan during 1997.

                             CERTAIN TRANSACTIONS

  Mr. Stonebraker has loaned approximately $200,155 to the Company at various times during the years ended December 31, 1996 and 1995 and after June 30, 1997. The loans are evidenced by notes that are unsecured and bear interest rates ranging from 12% to 25% per annum. Interest is payable monthly on the notes and any principal amounts outstanding are due between August 1998 and October 1999. The Company intends to repay these notes from the proceeds of this offering. These loans were made by Mr. Stonebraker at his actual cost of money.

  Mel S. Stonebraker and another person who is no longer a stockholder of the Company were the founders of the Company. Mr. Stonebraker and such other stockholder subscribed to 1,035,000 and 2,415,000 shares (i.e. as determined after the 3,450 to one forward stock split), respectively, of Common Stock on average for $2.42 per share. Subsequently, such other stockholder transferred his shares to a third party ("former majority shareholder"). During the period from November 1994 through June 30, 1997, the former majority stockholder, who may be considered a founder of the Company, contributed a total of approximately $8,349,783 to the Company's capital to pay organizational and start up expenses, provide funds for the Company's working capital needs and to finance the purchases of the Company's six (6) operating subsidiaries. The former majority stockholder did not receive any additional shares of Common Stock for his capital contributions to the Company.

  In August 1996, Mr. Stonebraker and the former majority stockholder transferred 172,500 shares and 345,000 shares (i.e., as determined after the forward stock split), respectively, of the Common Stock owned by them to James
M. Probst. As a result of such transfer, the number of shares of Common Stock owned by the former majority stockholder and Messrs. Stonebraker and Probst was 2,070,000, 862,500 and 517,500 shares of Common Stock respectively.

  On March 27, 1997, the Company established a new entity, Sierra Materials. Sierra is 80% owned by the Company and 20% owned by David B. Abrams and Mark
H. Snyder, officers and directors of Sierra Materials. Sierra was established to acquire Cape Composites, Inc. The shares of Sierra Materials are pledged as collateral for certain outstanding debt of approximately $650,000 of Sierra Materials which must be paid or the personal guarantees of the prior stockholders of Sierra Materials must be removed prior to September 23, 1997 or the shares of Sierra Materials will revert to the previous owners of Sierra Materials.

  On April 4, 1997, the Company entered into two secured promissory notes with lenders. The amounts of the notes are $1,355,000 and $145,000 and are due on June 16, 1997, or they may be extended to the earlier of December 31, 1997 or five days subsequent to the Company completing an initial public offering. The interest rates on the notes are 8% and may be increased if the Company defaults on the terms of the notes. As additional consideration for the lenders making the notes, the Company will also issue 75,000 shares of the Company's common stock at the initial public offering price for no additional consideration and warrants to purchase 125,000 shares of the Company's common stock subsequent to the Company's initial public offering. Accordingly, the Company recorded debt financing costs of approximately $550,000 in other income (expense) for the period ending June 30, 1997. The notes are secured by a Stock Pledge Agreement whereby the assets of the Company in Apollo U.S. and in Apollo are pledged as collateral. In addition, the notes are secured by the personal guaranty of two of the stockholders of the Company.

  On July 9, 1997, the former majority stockholder of the Company, who is no longer affiliated with the Company, sold all of his 2,070,000 shares of Common Stock to Messrs. Stonebraker and Probst, each of whom purchased 1,035,000 shares. Each purchaser paid $4,250,000 for shares purchased by him, payable in the form of a promissory note bearing interest at 6 1/2% per annum due July 9, 2004. No payments of principal or interest are payable until January 1, 2001 at which time all accrued interest is due and payable. Thereafter, interest shall be paid annually in arrears until July 9, 2004 when all accrued interest and the full principal is due and payable. The holder of the notes agrees that, upon any default in the notes, he will not seek to execute against or make any claims of ownership to any capital shares of the Company or any of its subsidiaries.

  Pursuant to the Share Return, on July 23, 1997, Messrs. Stonebraker and Probst returned to the Company for cancellation 467,500 and 382,500 shares of Common Stock, respectively, which were previously owned by them.

  All ongoing and future transactions by the Company with officers, directors, 5% stockholders and their affiliates will be entered into only if the Company believes that such transactions are reasonably expected to benefit the Company and the terms of such transactions are no less favorable to the Company than could be obtained from unaffiliated third parties as determined by independent directors of the Company. Furthermore, any ongoing and future loans or other transactions, including forgiveness of loans, will be required to be approved by a majority of the Company's independent disinterested directors.

                               PRIVATE PLACEMENT

  On April 4, 1997, the Company entered into two secured promissory notes with the Bridge Lenders in the aggregate amount of $1,500,000. The notes are due on the earlier of December 31, 1997, or five days subsequent to the Company completing an initial public offering. The interest rate on the notes is 8% per annum. Such notes are referred to as the "8% Notes." As additional consideration for the lenders making the 8% Notes, the Company will also issue 75,000 shares of its Common Stock and 250,000 warrants to purchase 125,000 shares at the time the Company first offers shares of its capital stock pursuant to a public offering. Such shares of Common Stock and warrants and the shares underlying the warrants are subject to a lock up arrangement. See "Additional Registered Shares" and "Description of Securities - Bridge Warrants." The notes are secured by a Stock Pledge Agreement whereby the entire interest of the Company in Apollo and Apollo U.S. are pledged as collateral. In addition, the notes are secured by the personal guaranties of Messers. Stonebraker and Probst, the Company's two existing stockholders.

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth as of the date of this Prospectus, and as adjusted to reflect the sale of the Shares of Common Stock offered hereby, certain information regarding beneficial ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer, and (iv) all executive officers and directors of the Company as a group. The following information assumes that the named individuals will not be purchasing any Shares of Common Stock in this offering.

                                      AMOUNT AND NATURE
                                        OF BENEFICIAL
                                          OWNERSHIP        PERCENT OF CLASS
                                      ----------------- -----------------------
NAME AND ADDRESS                                          BEFORE       AFTER
OF BENEFICIAL OWNER                       SHARES(1)     OFFERING(1) OFFERING(1)
-------------------                   ----------------- ----------- -----------
Mel S. Stonebraker..................    1,430,000(1)        55.0%      39.2%
 2291 Arapahoe Avenue
 Boulder, CO 80302
James M. Probst.....................    1,170,000(1)        45.0%      32.0%
 2291 Arapahoe Avenue
 Boulder, CO 80302
Jeffrey T. Kates....................            0(2)         --         --
 3200 Robert T. Longway Blvd.
 Flint, MI 48506
Don A. Forte........................            0(2)         --         --
 717 Seventeenth Street
 Denver, CO 80202
All executive officers and directors
 as a group (4 Persons).............    2,600,000(1)       100.0%      71.2%

--------
(1) Excludes five year options to purchase up to 45,000 shares each to be granted to Messrs. Stonebraker and Probst on September 18, 1997 at $5.50 per share. The options vest in three equal annual increments commencing one year from the date of grant if the Company achieves 90% of its targeted earnings before deduction of interest, taxes, depreciation and amortization as established by the Board of Directors.
(2) Excludes seven year options to purchase up to 15,000 shares to be granted to Messrs. Kates and Forte on September 18, 1997 at $5.00. The options vest in three equal annual increments commencing September 18, 1998.

                         ADDITIONAL REGISTERED SHARES

  The shares of Common Stock issuable to the Bridge Lenders who are Deere Park Capital Management, Inc. and Steven Kerr, which are not being offered hereby, aggregating 75,000 shares, the 250,000 warrants to purchase 125,000 shares as well as the 125,000 shares underlying those warrants are all being registered simultaneously with this offering for resale by the Bridge Lenders from time to time. The Bridge Lenders have agreed that they will not offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares, the 250,000 warrants or the 125,000 shares underlying the warrants for a period of six months following the Effective Date of the Offering. In addition, the Bridge Lenders have agreed that they will not offer to sell, contract to sell or dispose of the 75,000 shares for a second six month period after the first six month period without the prior written consent of the Representative, except that such shares will be released from the second six month lock up if the Common Stock trades at 150% or more of the public offering price for three consecutive days.

  There are no material relationships between either of the Bridge Lenders and the Company, nor have any such material relationships existed within the past three years. The Company has been informed by the Representative that there are no agreements between any of the Underwriters and any Bridge Lender regarding the distribution of their Common Stock or warrants.

  The sale of the Common Stock or warrants by the Bridge Lenders may be effected from time to time in transactions (which may include block transactions by or for the account of the Bridge Lenders) in the over-the-counter market or in negotiated transactions, a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

  The Bridge Lenders may effect such transactions by selling their securities directly to purchasers through broker-dealers acting as agents for the Bridge Lenders or to broker-dealers who may purchase shares as principals and thereafter sell the securities from time to time in the over-the-counter market, in negotiated transactions or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Bridge Lenders and/or the purchasers from whom such broker-dealers may act as agents or to whom they may sell as principals or otherwise (which compensation as to a particular broker-dealer may exceed customary commissions).

  The Bridge Lenders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the securities may be deemed underwriting discounts and commissions under the Securities Act.

                           DESCRIPTION OF SECURITIES

  The following description of the Company's securities is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As of the date of this Prospectus, the Common Stock was held of record by two stockholders. See "Additional Information."

  Upon the closing of this offering, the authorized capital stock of the Company will consist of 29,000,000 shares of capital stock, $.001 par value, of which 25,000,000 shares are designated as Common Stock and of which 4,000,000 shares are designated as Preferred Stock.

COMMON STOCK

  As of the date of this Prospectus, the Company had 2,600,000 shares of Common Stock issued and outstanding. The holders of the Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all the assets of the Company available for distribution to holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive rights; and (iv) are entitled to one vote per share on all matters which stockholders may vote on at all meetings of stockholders.

  Holders of Common Stock do not have cumulative voting rights, which means that the holders of a majority of such outstanding shares voting for the election of directors can elect all of the directors of the Company to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

PREFERRED STOCK

  As of the date of this Prospectus, no shares of Preferred Stock were outstanding. Under governing Nevada law and the Company's Articles of Incorporation, no action by the Company's stockholders is necessary, and only action of the Board of Directors is required, to authorize the issuance of any of the Preferred Stock. The Board of Directors is empowered to establish and to designate the name of, each class or series of the shares and to set the terms of such shares (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences). Accordingly, the Board of Directors, without stockholder approval, may issue preferred stock with terms (including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences) that could adversely affect the voting power and other rights of holders of the Common Stock.

  The existence of Preferred Stock may have the effect of discouraging an attempt, through acquisition of a substantial number of shares of Common Stock, to acquire control of the Company with a view to effecting a merger, sale or exchange of assets or a similar transaction. The anti-takeover effects of the Preferred Stock may deny stockholders the receipt of a premium on their Common Stock and may also have a depressive effect on the market price of the Common Stock.

  In August, 1997, the Company under an amendment to its Articles of Incorporation elected not to be governed by the anti-takeover provisions under Nevada law, the Company's state of incorporation. As such, the Nevada anti-takeover statutory provisions would only apply to the Company's capital stock if the Company's Articles of Incorporation were subsequently amended.

8% NOTES

  In April 1997, the Company issued $1,500,000 aggregate principal amount of the 8% Notes. Interest on the 8% Notes, and the aggregate outstanding principal amount of the 8% Notes, are payable on the maturity date, which is the earlier of December 31, 1997, or five days after the Company's initial public offering.

BRIDGE WARRANTS

  An aggregate of 250,000 warrants which will be exercisable for an aggregate of 125,000 shares of Common Stock will be issued to the Bridge Lenders shortly after the consummation of this public offering. These warrants will have a three year term and an exercise price equal to 150% of the public offering price. The warrants will be subject to redemption by the Company for $0.10 per warrant if the closing high bid price of the Common Stock exceeds the warrant exercise price by at least 50% during a period of at least 20 out of 30 trading days and if certain other conditions are satisfied. The Bridge Lenders have agreed that they will not offer to sell, contract to sell, or otherwise sell or dispose of the 250,000 warrants or the 125,000 shares underlying the warrants for a period of six months following the Effective Date of the offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 3,650,000 Shares of Common Stock outstanding (3,807,500 shares if the Representative's over-allotment option with respect to the Shares is exercised in full). In addition, 75,000 shares will be issued to the Bridge Lenders shortly after this offering. The Bridge Lenders under a lock up arrangement may not offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares for a period of six months following the completion of the offering and will not, without the written consent of the Representative, offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares for one year following the offering, provided, however, that they will be released from the second lock up if the Common Stock trades at 150% or more of the public offering price for three consecutive days. The 1,050,000 Shares sold in this offering will be freely transferable and tradeable without restriction or further registration under the Securities Act except for any shares purchased or held by any "affiliate" of the Company, which will be subject to the resale limitation of Rule 144 promulgated under the Securities Act.

  Of the Company's 2,600,000 shares of Common Stock outstanding immediately prior to the date of this Prospectus, all are "restricted securities" as that term is defined under Rule 144 of the Securities Act. Holders of all said 2,600,000 shares have agreed that they will not, without the consent of the Representative, offer to sell, contract to sell, or otherwise sell or dispose of their stock for one year following this offering. Restricted securities may be sold in open market transactions in compliance with Rule 144 if the conditions of such rule are satisfied. Under Rule 144, as amended effective April 29, 1997, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the

Company's Common Stock (36,500 shares immediately after this offering), or
(ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Sales pursuant to Rule 144 are also subject to certain requirements relating to the manner of sale, notice and availability of current public information about the Company. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and whose restricted shares have been fully paid for two years since the later of the date they were acquired from the Company or the date they were acquired from an affiliate of the Company may sell such restricted shares under Rule 144(k) without regard to the limitations described above.

  Upon the consummation of this offering, the Company will issue 75,000 shares and 250,000 warrants to purchase an additional 125,000 shares to the Bridge Lenders. These shares, warrants and shares underlying the warrants are being registered simultaneously with this offering for resale by the holders thereof from time to time. The holders have agreed that they will not during the six month period after the Effective Date sell, either publicly or privately, any shares, warrants or shares underlying warrants, and during the second six month period ending one year after the Effective Date, offer to sell, contract to sell, or otherwise sell or dispose of the 75,000 shares, without the prior written consent of the Representative, provided, however, that they will be released from the lock-up for the second six month period if the Common Stock trades at 150% or more of the public offering price for three consecutive days.

  The Company is authorized to issue additional options to purchase up to 500,000 shares of Common Stock under the Company's Option Plan. The Company plans to register for sale under the Securities Act all shares issuable upon exercise of options granted under the Option Plan. Following completion of the offering, in addition to the warrants issuable to the Bridge Lenders, the Company will have outstanding warrants exercisable to purchase 105,000 shares of Common Stock which will be issued to the Representative. The Company has undertaken to register for sale under the Securities Act all shares issuable upon exercise of those warrants. No prediction can be made to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock may be sold in the public market in the future may adversely affect prevailing market prices of the Common Stock and could impair the Company's ability to raise capital in the future through the sale of equity securities. Actual sales or the prospect of future sales of shares of Common Stock under Rule 144 may have a depressive effect upon the price of the Common Stock and the market for such securities.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar with respect to the Company's Common Stock is American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Underwriters named below (the "Underwriters"), have severally agreed through Cohig & Associates, Inc., the Representative, to purchase and the Company has agreed to sell the Underwriters the aggregate number of Shares as set forth opposite their respective names below:

      UNDERWRITERS                                             NUMBER OF SHARES
      ------------                                             ----------------
Cohig & Associates, Inc. .....................................      550,000
Argent Securities, Inc. ......................................       50,000
First Liberty Investment......................................       50,000
Joseph Charles & Associates, Inc. ............................      150,000
National Securities Corporation...............................      100,000
Paulson Investment Company....................................      100,000
Redstone Securities, Inc. ....................................       50,000
                                                                  ---------
  TOTAL.......................................................    1,050,000
                                                                  =========

  The Shares are being offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by the Underwriters and subject to their rights to reject orders in whole or in part and subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they must purchase all of the Shares offered hereby if any are purchased.

  The offering price of the Shares was negotiated between the Company and the Representative. Among the factors considered in determining the offering price were the equity investment of the founding stockholders of the Company, the Share Return, the market for the Company's products, the general economic environment, prospects of the Company, the background and ability of the management of the Company and other factors. However, there is no public trading market for the Shares and the offering price of the Shares does not necessarily bear any relationship to the Company's assets, book value, or financial condition, and may not be indicative of the actual value of the Company. See "Risk Factors."

  The Company has granted the Representative an option, exercisable within 45 days from the effective date of the Registration Statement, to purchase up to an additional number of Shares as will be equal to not more than 15% of the total number of Shares initially offered at the initial public offering price less the underwriting discount of $0.50 per Share. The Representative may exercise such option only for the purpose of covering any over-allotment in the sale of the Shares offered hereby.

  The Underwriters have advised the Company that the Underwriters propose to offer the Shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected dealers at the price, less a concession of not more than $0.25 per Share. After the initial public offering, the price to the public and the concession may be changed by the Underwriters.

  The Underwriters have informed the Company that they do not expect to sell any Shares offered hereby to accounts over which they exercise discretionary authority as to such sale.

  The Company will pay the Representative a non-accountable expense allowance of 3% of the offering proceeds, which will include proceeds from the overallotment option to the extent exercised. The Company has paid to the Representative $40,000 against the non-accountable expense allowance. The Representative's expenses in excess of the non-accountable expense allowance will be borne by the Representative. To the extent that the expenses of the Representative are less than the non-accountable expense allowance, the excess shall be deemed to be compensation to the Representative.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act, and, if such indemnifications are unavailable or insufficient, the Company and the Underwriters have agreed to damage contribution agreements between them based upon relative benefits received from this offering and relative fault resulting in such damages. The Company has also agreed with the Underwriters that the Company will use its best efforts to cause a registration statement pursuant to Section 12(g) of the Exchange Act to become effective no later than the date of this Prospectus.

  The Company will enter into a two-year consulting agreement with the Representative pursuant to which the Representative will be paid $3,000 per month. The entire consulting fee is payable upon the closing of this offering.

  Although there is no contractual agreement or other obligation to do so, officers, directors and affiliates of the Company may be sold a portion of the Shares, but only on the same terms and conditions as will be offered to the public. Such persons will be required to represent that purchases by such persons, if any, will be for investment purposes only with no present intent to sell.

  The foregoing does not purport to be a complete statement of the terms and conditions of the Underwriting Agreement, copies of which are on file at the offices of the Representative, the Company and the Commission. See "Available Information."

REPRESENTATIVE'S WARRANTS

  At the closing of the offering, the Company will sell and deliver to the Representative for an aggregate purchase price of $105, warrants (the "Representative's Warrants"), consisting of 105,000 warrants to purchase 105,000 shares of Common Stock at a price that is equal to 125% of the initial public offering price for the Common Stock.

  The Representative's Warrants shall be issued to the Representative and thereafter may be transferred to officers and employees of the Representative who are also shareholders of the Representative or by will, pursuant to the laws of descent and distribution, or by the operation of law. Such Representative's Warrants will be non-transferable for a period of one year following the date of this Prospectus except to the Underwriters, selling group members participating in the offering, and their respective bona fide officers or partners. Each certificate representing the Representative's Warrants subsequently issued shall bear a restrictive legend providing that such securities shall remain non-transferable for the remainder of the one year period following the date of this Prospectus. The Representative's Warrants will also contain anti-dilution provisions for stock splits, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense), piggyback registration rights (both of which expire five years from the date of the Prospectus), a cashless exercise provision, and will otherwise be in form and substance satisfactory to the Representative. The Representative's Warrants will be exercisable during the four-year period commencing one year after the date of this Prospectus.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Chrisman, Bynum & Johnson, P.C., Boulder, Colorado 80302. Certain legal matters will be passed upon by counsel for the Underwriters, Clanahan, Tanner, Downing & Knowlton, P.C., 1600 Broadway, Suite 2400, Denver, Colorado 80202.

  The consolidated financial statements Coyote Sports, Inc. as of and for the years ended December 31, 1995 and 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  Prior to this offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934. The Company has filed with the Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the sale of the Shares. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement, including the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. The Registration Statement and exhibits thereto may be inspected by anyone without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W, Washington, D.C. 20549, or at one of the Commission's regional offices:
Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048, or on the SEC website: http://www.sec.gov. Copies of all or any part of such material may be obtained, upon payment of the prescribed fees, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C.

                         INDEX TO FINANCIAL STATEMENTS

COYOTE SPORTS, INC. AND SUBSIDIARIES

PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)
  Pro Forma Condensed Combined Balance Sheet as of June 30, 1997..........  F-3
  Pro Forma Condensed Combined Statements of Operations for the year ended
   December 31, 1996......................................................  F-4
  Pro Forma Condensed Combined Statements of Operations for six months ended June 30, 1997....................................................  F-5
  Notes to Pro Forma Condensed Combined Financial Statements..............  F-6

HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report............................................  F-7
  Consolidated Balance Sheets as of December 31, 1995 and 1996 and June
   30, 1997 (unaudited)...................................................  F-8
  Consolidated Statements of Operations for the years ended December 31,
   1995 and 1996 and six months ended June 30, 1996 and 1997 (unaudited)..  F-9
  Consolidated Statements of Stockholders' Equity (Deficit) for the years ended December 31, 1995 and 1996 and six months ended June 30, 1997
   (unaudited)............................................................ F-10
  Consolidated Statements of Cash Flows for the years ended December 31,
   1995 and 1996 and six months ended June 30, 1996 and 1997 (unaudited).. F-11
  Notes to Consolidated Financial Statements.............................. F-12

TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED
HISTORICAL COMBINED FINANCIAL STATEMENTS
  Independent Auditors' Report............................................ F-21
  Combined Balance Sheets as of December 31, 1995 and September 30, 1996.. F-22
  Combined Statements of Operations for the year ended December 31, 1995 and the nine months ended September 30, 1996........................... F-23
  Combined Statements of Stockholders' Equity for the year ended December
   31, 1995 and the nine months ended September 30, 1996.................. F-24
  Combined Statements of Cash Flows for the year ended December 31, 1995 and the nine months ended September 30, 1996........................... F-25
  Notes to Combined Financial Statements.................................. F-26

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

  The following unaudited pro forma condensed consolidated financial statements have been prepared to give effect to the completion of the offering and the acquisitions of the entities described below.

  On September 18, 1996, Coyote Sports, Inc. (the "Company" or "Coyote") acquired three affiliated entities, TI Apollo Limited, TI Reynolds 531 Limited and Apollo Golf, Inc., (collectively, the "Apollo Entities") and a manufacturing facility. The transaction has been accounted for as a purchase and the results of operations of the Apollo Entities are included in the operations of the Company beginning October 1, 1996. The pro forma condensed combined statements of operations for the year ended December 31, 1996 assume the offering and the acquisition were consummated on January 1, 1996.

  On March 27, 1997, the Company established a new entity, Sierra Materials, LLC ("Sierra"). Sierra is 80% owned by the Company and 20% owned by two individuals not previously related to the Company. Sierra was established to acquire Cape Composites, Inc. (d/b/a Sierra Materials). Sierra Materials is a supplier of graphite and other advanced composite materials for use in the sports and recreational markets. The acquisition of Sierra Materials coincided with the formation of Sierra on March 27, 1997. The shares of Sierra Materials are pledged as collateral for certain outstanding debt of Sierra Materials which must be paid by or personal guarantees of the previous owners of indebtedness existing on March 27, 1997 removed by the Company prior to September 23, 1997 or the shares of Sierra Materials will revert back to the previous owners of Sierra Materials. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 of the Company assume the offering and acquisition occurred on January 1, 1996 and January 1, 1997, respectively.

  The accompanying pro forma condensed consolidated balance sheet assumes the offering and related debt repayments was completed on June 30, 1997.

  In management's opinion, all material adjustments necessary to reflect the transactions are presented in the pro forma adjustments for the year ended December 31, 1996 and the six months ended June 30, 1997 which are based upon available information. The pro forma statements do not purport to present the Company's results of operations or financial position that would have resulted had the transactions to which pro forma effect is given been consummated as of the dates or for the periods indicated and do not purport to project the Company's financial position or results of operations at any future date or for any future period, and should be read in conjunction with the Company's consolidated financial statements and the combined financial statements of the Apollo Entities.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET

                                 JUNE 30, 1997
                                  (UNAUDITED)

                                           HISTORICAL    PRO FORMA      PRO FORMA
                                             COYOTE     ADJUSTMENTS      COMBINED
                                           -----------  -----------     ----------
ASSETS
Current Assets:
  Cash.................................... $ 1,806,705   1,708,280 (a)   3,514,985
  Receivables, net........................   4,271,039                   4,271,039
  Inventories.............................   3,773,656                   3,773,656
  Prepaid expenses and other current as-
   sets...................................     587,550                     587,550
                                           -----------                  ----------
    Total current assets..................  10,438,950                  12,147,230
                                           -----------                  ----------
Property, plant and equipment, net........   8,310,059                   8,310,059
Intangible assets, net....................     967,746                     967,746
                                           -----------  ----------      ----------
                                           $19,716,755   1,708,280      21,425,035
                                           ===========  ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable........................... $ 4,726,940  (1,967,468)(a)   2,759,472
  Current portion of long term debt.......     582,388     (19,947)(a)     562,441
  Current portion of obligation payable
   under purchase agreement...............      87,000                      87,000
  Current portion of related party notes
   payable................................     112,496    (112,496)(a)         --
  Payables to related parties.............      21,164                      21,164
  Accounts payable........................   2,917,850                   2,917,850
  Taxes payable...........................     287,000                     287,000
  Accrued expenses........................   2,376,263                   2,376,263
                                           -----------                  ----------
    Total current liabilities.............  11,111,101                   9,011,190
                                           -----------                  ----------
  Long term debt, net of current portion..     348,521    (46,809)(a)      301,712
  Obligation payable under purchase
   agreement, net of current portion......     728,000                     728,000
  Related party notes payable, net of
   current portion .......................     815,602                     815,602
  Deferred tax liability..................     444,000                     444,000
                                           -----------                  ----------
    Total liabilities.....................  13,447,224                  11,300,504
Minority interests in net assets of sub-
 sidiaries................................     755,823                     755,823
Stockholders' equity:
  Common stock............................       3,450         200 (a)       3,650
  Additional paid-in capital..............   8,347,333   3,854,800 (a)  12,202,133
  Accumulated deficit.....................  (2,991,075)                 (2,991,075)
  Foreign currency translation
   adjustment.............................     154,000                     154,000
                                           -----------                  ----------
    Total stockholders' equity............   5,513,708                   9,368,708
                                           -----------  ----------      ----------
                                           $19,716,755   1,708,280      21,425,035
                                           ===========  ==========      ==========

  See accompanying notes to pro forma condensed combined financial statements.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                               HISTORICAL
                                                   APOLLO        SIERRA
                                                  ENTITIES      MATERIALS
                                                 PERIOD FROM   PERIOD FROM
                               HISTORICAL        JANUARY 1,   MARCH 1, 1996
                                 COYOTE            1996 TO         TO
                              DECEMBER 31,      SEPTEMBER 30, DECEMBER 31,   PRO FORMA    PRO FORMA
                                  1996              1996          1996      ADJUSTMENTS    COMBINED
                         ---------------------- ------------- ------------- -----------  ------------
                         (AS RESTATED, NOTE 14)
Net sales...............      $ 5,453,117         14,787,052    3,281,936                  23,522,105
Cost of goods sold......       (4,168,665)       (10,789,428)  (2,923,260)                (17,881,353)
                              -----------        -----------   ----------                ------------
  Gross profit..........        1,284,452          3,997,624      358,676                   5,640,752
Selling, general, and
 administrative
 expenses...............       (2,308,141)        (3,997,959)    (562,677)    13,000(b)    (6,855,777)
                              -----------        -----------   ----------                ------------
  Operating loss........       (1,023,689)              (335)    (204,001)                 (1,215,025)
                              -----------        -----------   ----------                ------------
Other income (expense):
  Interest expense......          (34,897)          (238,677)     (48,781)    36,000(c)      (286,355)
  Gains on forward
   exchange contracts,
   net..................          126,570             54,000          --                      180,570
                              -----------        -----------   ----------                ------------
                                   91,673           (184,677)     (48,781)                   (105,785)
                              -----------        -----------   ----------                ------------
  Loss before income
   taxes and minority
   interest.............         (932,016)          (185,012)    (252,782)                 (1,320,810)
Income tax expense......              --            (248,000)         --                     (248,000)
Minority interest in
 subsidiaries (income)
 loss...................           (5,938)               --           --                       (5,938)
                              -----------        -----------   ----------     ------     ------------
  Net loss..............      $  (937,954)          (433,012)    (252,782)    49,000       (1,574,748)
                              ===========        ===========   ==========     ======     ============
Net loss per share......      $     (0.27)                                                      (0.43)
                              ===========                                                ============
Weighted average shares
 outstanding............        3,450,000                                                   3,650,000
                              ===========                                                ============


  See accompanying notes to pro forma condensed combined financial statements.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1997
                                  (UNAUDITED)

                                          SIERRA
                                        MATERIALS
                                       THREE MONTHS
                                          ENDED       PRO FORMA     PRO FORMA
                           COYOTE     MARCH 31, 1997 ADJUSTMENTS    COMBINED
                         -----------  -------------- -----------   -----------
Net sales............... $12,750,168      932,948                   13,683,116
Cost of goods sold......  (9,784,535)    (819,532)     (18,000)(b) (10,622,067)
                         -----------     --------                  -----------
  Gross profit..........   2,965,633      113,416                    3,061,049
Selling, general, and
 administrative
 expenses...............  (4,071,540)    (161,525)                  (4,233,065)
                         -----------     --------                  -----------
  Operating loss........  (1,105,907)     (48,109)                  (1,172,016)
                         -----------     --------                  -----------
Other income (expense):
  Interest expense......    (199,617)     (14,028)      42,000(c)     (171,645)
  Loss on forward
   exchange contracts,
   net..................     (39,000)         --                       (39,000)
  Debt financing costs..    (550,000)         --                      (550,000)
                         -----------     --------                  -----------
                            (788,617)     (14,028)                    (760,645)
                         -----------     --------                  -----------
  Loss before taxes and
   minority interest....  (1,894,524)     (62,137)                  (1,932,661)
Income tax benefit......     181,000          --                       181,000
Minority interests in
 losses of
 subsidiaries...........      48,042          --        12,427(d)       60,469
                         -----------     --------      -------     -----------
  Net loss.............. $(1,665,482)     (62,137)      36,427      (1,691,192)
                         ===========     ========      =======     ===========
  Net loss per share.... $     (0.48)                                    (0.46)
                         ===========                               ===========
  Weighted average
   shares outstanding...   3,450,000                                 3,650,000
                         ===========                               ===========


  See accompanying notes to pro forma condensed combined financial statements.

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

          NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

  On September 18, 1996, Coyote acquired all of the outstanding common stock of TI Apollo Limited, Apollo Golf, Inc. and TI Reynolds 531 Limited. In addition, the Company acquired a manufacturing facility located in Oldbury, U.K. (the "Oldbury property"). These entities and manufacturing facility are collectively referred to as the Apollo Entities. Consideration paid for the Apollo Entities was $5,135,305 in cash.

  On March 27, 1997, the Company and two previously unrelated individuals established Sierra Materials which acquired all of the outstanding common stock of Cape Composites, Inc. (d/b/a "Sierra Materials"). The Company is obligated to repay or remove the personal guarantees of the prior stockholders of Sierra Materials in the amount of approximately $534,000 at June 30, 1997. The personal guarantees must be removed prior to September 23, 1997 or the shares of Sierra Materials will revert to the previous owners of Sierra Materials.

(2) PRO FORMA ADJUSTMENTS

  The following pro forma adjustments give effect to the offering and acquisition of the Apollo Entities, and Sierra Materials as of the beginning of each period presented for the statement of operations and the effect of the offering as of June 30, 1997 for the balance sheet.

    (a) Reflects the estimated net proceeds of the offering of $3,855,000, repayment of notes payable to stockholder of $112,496 and long term debt and notes payable of $2,034,224. Subsequent to June 30, 1997, the Company retired 850,000 shares of Common Stock.

    (b) Reflects the net decrease in depreciation expense for the Apollo Entities, based on the lower carrying values of property, plant and equipment for the year ended December 31, 1996. The lower carrying values resulted from the allocation of purchase price to monetary assets and liabilities based on their fair values with the amount remaining to allocate to long lived assets being less than historical carrying values. Reflects the increase in depreciation expense for the increase in Sierra Material's fixed assets due to purchase accounting for the six months ended June 30, 1997.

    (c) Reflects the decrease in interest expense due to pay down of the Sierra indebtedness and repayment of the stockholder notes payable.

    (d) Reflects the adjustment for minority interests in Sierra Materials for the three months ended March 31, 1997.

(3) PENTIUMATICS SDN., BHD.

  Coyote purchased Pentiumatics Sdn., Bhd. on April 1, 1997. This transaction is reflected in the historical information for the six months ended June 30, 1997.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Coyote Sports, Inc.:

  We have audited the accompanying consolidated balance sheets of Coyote Sports, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material, respects the financial position of Coyote Sports, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boulder, Colorado
May 19, 1997, except
for Note 8 and Note 14 which are
as of June 11, 1997 and August 1, 1997, respectively

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

            DECEMBER 31, 1995 AND 1996 AND JUNE 30, 1997 (UNAUDITED)

                                              DECEMBER 31,
                                          ---------------------    JUNE 30,
                                            1995        1996         1997
                                          ---------  ----------  -------------
ASSETS                                                             (UNAUDITED)
Current assets:
  Cash................................... $  29,497     305,006      1,806,705
  Trade receivables, less allowance for
   doubtful accounts of $340,000 in 1996
   and $224,000 in 1997..................       --    2,681,626      4,171,134
  Receivables from related parties.......       --       91,418         99,905
  Inventories (as restated, note 14).....       --    3,931,718      3,773,656
  Prepaid expenses and other assets......       --      245,623        587,550
                                          ---------  ----------  -------------
    Total current assets.................    29,497   7,255,391     10,438,950
                                          ---------  ----------  -------------
Property, plant and equipment:
  Land...................................       --      816,000        794,000
  Building...............................       --      110,000      3,434,940
  Machinery and equipment................     7,195   2,628,302      4,320,430
  Furniture and fixtures.................     2,122      19,122         46,790
                                          ---------  ----------  -------------
                                              9,317   3,573,424      8,596,160
  Less accumulated depreciation..........    (2,477)    (31,677)      (286,101)
                                          ---------  ----------  -------------
    Net property, plant and equipment....     6,840   3,541,747      8,310,059
                                          ---------  ----------  -------------
Intangible assets, net of accumulated
 amortization of $16,979 in 1996 and
 $51,004 in 1997.........................       --    1,001,771        967,746
                                          ---------  ----------  -------------
                                          $  36,337  11,798,909     19,716,755
                                          =========  ==========  =============
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Notes payable.......................... $     --    1,038,000      4,726,940
  Current portion of long term debt......       --          --         582,388
  Current portion of obligation payable
   under purchase agreement..............       --       87,000         87,000
  Current portion of related party notes
   payable...............................       --          --         112,496
  Payables to related parties............    17,817      22,291         21,164
  Accounts payable.......................       --    2,687,427      2,917,850
  Taxes payable..........................       --      638,000        287,000
  Accrued expenses.......................     4,604     823,077      2,376,263
                                          ---------  ----------  -------------
    Total current liabilities............    22,421   5,295,795     11,111,101
                                          ---------  ----------  -------------
Long term debt, net of current portion...       --          --         348,521
Obligation payable under purchase
 agreement, net of current portion.......       --      728,000        728,000
Related party notes payable, net of
 current portion.........................    45,632     112,861        815,602
Deferred tax liability...................       --      426,000        444,000
                                          ---------  ----------  -------------
    Total liabilities....................    68,053   6,562,656     13,447,224
Minority interests in net assets of
 subsidiaries............................       --      209,688        755,823
Stockholders' equity (deficit):
  Preferred stock, $.001 par value.
   Authorized 4,000,000 shares, none
   issued or outstanding.................       --          --             --
  Common stock, $.001 par value.
   Authorized 25,000,000 shares,
   3,450,000 shares issued and
   outstanding...........................     3,450       3,450          3,450
  Additional paid-in capital.............   352,473   6,136,288      8,347,333
  Accumulated deficit (as restated, note
   14)...................................  (387,639) (1,325,593)    (2,991,075)
  Foreign currency translation
   adjustment............................       --      212,420        154,000
                                          ---------  ----------  -------------
    Total stockholders' equity
     (deficit)...........................   (31,716)  5,026,565      5,513,708
                                          ---------  ----------  -------------
Commitments and contingencies (notes 1,
 2, 5, 6, 9, 12 and 13).................. $  36,337  11,798,909     19,716,755
                                          =========  ==========  =============

          See accompanying notes to consolidated financial statements.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
              SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)

                                                             SIX MONTHS
                             YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                             -------------------------------------------------
                                1995          1996         1996        1997
                             -----------  ------------------------  ----------
                                          AS RESTATED        (UNAUDITED)
                                           (NOTE 14)
Net sales..................  $       --      5,453,117      19,601  12,750,168
Cost of goods sold.........          --     (4,168,665)    (22,780) (9,784,535)
                             -----------  ------------  ----------  ----------
  Gross profit.............          --      1,284,452      (3,179)  2,965,633
Selling, general and admin-
 istrative expenses........     (370,873)   (2,308,141)   (238,288) (4,071,540)
                             -----------  ------------  ----------  ----------
  Operating loss...........     (370,873)   (1,023,689)   (241,467) (1,105,907)
                             -----------  ------------  ----------  ----------
Other income (expense):
  Interest expense.........          --        (34,897)        --     (199,617)
  Gain (loss) on forward
   exchange contracts,
   net.....................          --        126,570         --      (39,000)
  Debt financing costs.....          --            --          --     (550,000)
                             -----------  ------------  ----------  ----------
                                                91,673         --     (788,617)
                             -----------  ------------  ----------  ----------
  Loss before income taxes
   and minority interest...     (370,873)     (932,016)   (241,467) (1,894,524)
Income tax benefit.........          --            --          --      181,000
Minority interests in sub-
 sidiaries (income) loss...          --         (5,938)        --       48,042
                             -----------  ------------  ----------  ----------
  Net loss.................  $  (370,873)     (937,954)   (241,467) (1,665,482)
                             ===========  ============  ==========  ==========
Net loss per share.........  $     (0.11)        (0.27)      (0.07)      (0.48)
                             ===========  ============  ==========  ==========
Weighted average shares
 outstanding...............    3,450,000     3,450,000   3,450,000   3,450,000
                             ===========  ============  ==========  ==========


          See accompanying notes to consolidated financial statements.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                   YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
                   SIX MONTHS ENDED JUNE 30, 1997 (UNAUDITED)

                                                                                         FOREIGN       TOTAL
                          PREFERRED STOCK       COMMON STOCK   ADDITIONAL               CURRENCY   STOCKHOLDERS'
                          ------------------  ----------------  PAID-IN   ACCUMULATED  TRANSLATION    EQUITY
                          SHARES    AMOUNT     SHARES   AMOUNT  CAPITAL     DEFICIT    ADJUSTMENT    (DEFICIT)
                          -------   --------  --------- ------ ---------- -----------  ----------- -------------
BALANCES AT JANUARY 1,
 1995...................       --    $    --  3,450,000 $3,450    47,550     (16,766)        --         34,234
Contributed capital.....       --         --        --     --    304,923         --          --        304,923
Net loss................       --         --        --     --        --     (370,873)        --       (370,873)
                           -------   -------- --------- ------ ---------  ----------     -------    ----------
BALANCES AT DECEMBER 31,
 1995...................       --         --  3,450,000  3,450   352,473    (387,639)        --        (31,716)
Contributed capital.....       --         --        --     --  5,783,815         --          --      5,783,815
Net loss................       --         --        --     --        --     (937,954)        --       (937,954)
Foreign currency
 translation
 adjustment.............       --         --        --     --        --          --      212,420       212,420
                           -------   -------- --------- ------ ---------  ----------     -------    ----------
BALANCES AT DECEMBER 31,
 1996 (as restated, note
 14)....................       --         --  3,450,000  3,450 6,136,288  (1,325,593)    212,420     5,026,565
                           -------   -------- --------- ------ ---------  ----------     -------    ----------
Contributed capital.....       --         --        --     --  2,211,045         --          --      2,211,045
Net loss................       --         --        --     --        --   (1,665,482)        --     (1,665,482)
Foreign currency
 translation
 adjustment.............       --         --        --     --        --          --      (58,420)      (58,420)
                           -------   -------- --------- ------ ---------  ----------     -------    ----------
BALANCES AT JUNE 30,
 1997 (Unaudited).......       --    $    --  3,450,000 $3,450 8,347,333  (2,991,075)    154,000     5,513,708
                           =======   ======== ========= ====== =========  ==========     =======    ==========


          See accompanying notes to consolidated financial statements.

                      COYOTE SPORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   YEARS ENDED DECEMBER 31, 1995 AND 1996 AND
              SIX MONTHS ENDED JUNE 30, 1996 AND 1997 (UNAUDITED)

                                     DECEMBER 31,              JUNE 30,
                                 ----------------------  ---------------------
                                   1995        1996        1996       1997
                                 ---------  -----------  --------  -----------
                                                             (UNAUDITED)
Cash flows from operating
 activities:
  Net loss.....................  $(370,873)    (937,954) (241,467)  (1,665,482)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation and
     amortization..............      2,477       46,179        30      227,412
    Deferred taxes.............        --           --        --        18,000
    Minority interest in net
     earnings of subsidiary....        --         5,940       --       (48,042)
    Contribution from minority
     shareholder...............        --           --        --       594,177
    Changes in operating assets
     and liabilities (net of
     acquisitions):
      Trade receivables and
       receivables from related
       parties.................        --     1,640,799  (374,962)  (1,196,449)
      Inventories..............        --      (822,656)      --       587,025
      Prepaid expenses and
       other assets............        900     (215,860)      --      (288,300)
      Payables to related
       parties.................     17,817        4,474    60,464          --
      Accounts payable.........      4,725     (137,696)  471,721     (466,810)
      Taxes payable............        --        63,000       --      (351,000)
      Accrued expenses.........        --      (763,530)    3,594    1,525,883
                                 ---------  -----------  --------  -----------
        Net cash used in
         operating activities..   (344,954)  (1,117,304)  (80,620)  (1,063,586)
                                 ---------  -----------  --------  -----------
Cash flows from investing
 activities:
  Purchase of property, plant
   and equipment...............     (3,140)     (25,105)     (150)  (3,832,660)
  Acquisitions of businesses,
   net of cash acquired of
   $114,759....................        --    (5,020,546)      --      (198,059)
                                 ---------  -----------  --------  -----------
        Net cash used in
         investing activities..     (3,140)  (5,045,651)     (150)  (4,030,719)
                                 ---------  -----------  --------  -----------
Cash flows from financing
 activities:
  Proceeds from notes payable..        --       375,000       --     3,633,067
  Leases.......................        --           --        --        (4,925)
  Borrowings (repayments) on
   related party notes payable,
   net.........................     45,632       67,229       --       815,237
  Capital contributions........    304,923    5,783,815    40,766    2,211,045
                                 ---------  -----------  --------  -----------
        Net cash provided by
         financing activities..    350,555    6,226,044    40,766    6,654,424
                                 ---------  -----------  --------  -----------
Effect of exchange rate changes
 on cash.......................        --       212,420       --       (58,420)
                                 ---------  -----------  --------  -----------
        Increase (decrease) in
         cash..................      2,461      275,509   (40,004)   1,501,699
Cash at beginning of period....     27,036       29,497    29,497      305,006
                                 ---------  -----------  --------  -----------
Cash at end of period..........  $  29,497      305,006   (10,507)   1,806,705
                                 =========  ===========  ========  ===========
Supplemental disclosures of
 cash flow information
  Cash paid during the period
   for:
      Interest.................  $     --        23,000   217,427      126,247
                                 =========  ===========  ========  ===========
      Income taxes.............  $     --           --        --           --
                                 =========  ===========  ========  ===========
Noncash transactions--
 acquisition of a subsidiary in
 exchange for 20% of the stock
 in that subsidiary and future
 cash payments (note 2)

          See accompanying notes to consolidated financial statements.

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1996

         (INFORMATION AS OF JUNE 30, 1997 AND FOR THE SIX MONTHS ENDED
                     JUNE 30, 1996 AND 1997 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

NATURE OF BUSINESS

  Coyote Sports, Inc. and subsidiaries (the Company), is engaged in the manufacture and sale of sporting good products. These sporting good products include steel golf shafts (under the name Apollo), bicycle frame tubes (under the name Reynolds), and high-end ski poles (under the name ICE). The Company sells its golf shafts and bicycle frame tubes in wholesale markets and to assemblers of finished products, and its ski poles to retail shops throughout the United States. The Company's golf shaft and cycle tubing businesses accounted for approximately 91% of the Company's revenue for the year ended December 31, 1996. If the demand for golf products were to experience a significant change it could have a significant impact on the Company's financial performance.

  The Company, in addition to the businesses described above, plans to expand its existing product lines into other sporting good product lines in the future. The Company plans to develop some of these products internally, as well as, acquiring companies with existing products lines that complement the Company's product lines.

  Prior to 1996, the Company was a development stage enterprise as it was devoting most of its activities to financial planning and identifying acquisitions.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited interim consolidated financial statements as of June 30, 1997 and for the six months ended June 30, 1996 and 1997, are unaudited but, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of financial condition, results of operations, and cash flows. The operating results for the six months ended June 30, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

LIQUIDITY

  The Company incurred a loss of $937,954 in 1996. Notes payable to banks as of December 31, 1996 contractually terminate April 30, 1998 and May 31, 1998. Subsequent to December 31, 1996 the Company acquired two additional entities in exchange for the assumption of indebtedness and entered into two new debt agreements which contractually terminate on the earlier of December 31, 1997 or 5 days after the Company's initial public offering.

  Management believes that the combination of extending the due dates of debt agreements, entering into new debt agreements and the sale of equity will provide sufficient cash to meet its obligations as they come due. However, there can be no assurance that the debt agreements will be extended and that new debt or equity will be sold. If the Company is unable to secure additional financing or refinance existing debt, cash flows from operations might not be sufficient to cover the Company's financial obligations during 1997.

PRINCIPLES OF CONSOLIDATION

  The consolidated financial statements include the accounts of all subsidiaries in which a controlling interest is held, including Apollo Sports Holdings Ltd. and its subsidiaries, Apollo Golf, Inc. and ICE*USA LLC for the year ended December 31, 1996. The Company purchased a controlling interest in two other entities; Sierra Materials, LLC on March 27, 1997 and Pentiumatics Sdn., Bhd on April 1, 1997. The accounts of these subsidiaries are included in the consolidated financial statements for the six months ending June 30, 1997. All significant intercompany balances and transactions have been eliminated in consolidation.

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

TRADE RECEIVABLES

  Prior to the year ended December 31, 1996, the Company had not recorded a provision for doubtful accounts. During the year ended December 31, 1996, the Company recorded a provision of approximately $33,000 and the remaining $307,000 represents provisions for doubtful accounts carried over from the Apollo acquisition.

INVENTORIES

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Valuation allowances are provided for finished goods in excess of what is expected to be sold and raw materials which are no longer used in manufacturing.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method based on estimated useful lives of the assets, which range from 3 to 20 years.

INTANGIBLE ASSETS

  Intangible assets represent trade names for approximately $765,000 and customer lists for approximately $254,000 and are amortized on a straight-line basis over the expected period to be benefitted of 15 years. The Company reviews the impairment of intangible assets as well as other long-lived assets whenever changes in circumstances indicate that the carrying amount of such assets may have been impaired which is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets.

REVENUE RECOGNITION

  The Company recognizes sales upon shipment to customers.

RESEARCH AND DEVELOPMENT EXPENSES

  Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amount charged against operations in 1996 was approximately $220,000, which is included in selling, general and administrative expenses.

TAXES PAYABLE

  Taxes payable consist of employee withheld payroll taxes, of approximately $359,000, for employees based in the United Kingdom. Additionally, as a part of the purchase agreement of the Apollo entities (note 2) the Company is obligated to pay income taxes of approximately $279,000 for the entities domiciled in the United Kingdom for earnings prior to the acquisition. Therefore, taxes payable were included as an increase in the cost of the Apollo entities.

INCOME TAXES

  The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

ADVERTISING

  The Company expenses advertising costs when incurred. Advertising expenses recognized in the year ended December 31, 1996 approximated $335,000 and are included in selling, general and administrative expenses.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN EXCHANGE RISK AND FINANCIAL INSTRUMENTS

  The accounts of the Company's foreign subsidiaries are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated at period end exchange rates. Revenue and expense accounts are translated at average monthly exchange rates. Net gains or losses resulting from translation are excluded from results of operations and accumulated as a separate component of stockholders' equity. Gains and losses from foreign currency transactions are included in operations as incurred.

  The Company enters into forward foreign exchange contracts on certain foreign forward delivery commitments. Generally, open forward delivery commitments are marked to market at the end of each accounting period and corresponding gains and losses are recognized in other income (expense).

NET LOSS PER SHARE

  Net loss per share is computed using the weighted average number of shares outstanding during the year as adjusted for subsequent stock splits.

RECLASSIFICATIONS

  Certain reclassifications have been made to conform to the June 30, 1997 presentation.

(2) ACQUISITIONS

  On September 18, 1996, the Company acquired three affiliated entities, TI Apollo Limited, a United Kingdom company, TI Reynolds 531 Limited, a United Kingdom company, and Apollo Golf, Inc., a United States company, (the "Apollo Entities") and a manufacturing facility for total consideration of 3,284,702 Pound Sterling (PS) ($5,135,305 U.S.) in cash. The transaction was accounted for by the purchase method. The purchase price was allocated to monetary current assets and liabilities based on the fair values and the remainder to property, plant and equipment, which resulted in property, plant and equipment being recorded at less than the appraised value. Accordingly, no goodwill was recorded from this acquisition. According to the purchase agreement, the seller has indemnified the Company for five years for environmental obligations and related costs up to 500,000 PS. As a result of an independent environmental evaluation, no charges are expected to be incurred in conjunction with remediation of property. Therefore the indemnification is not considered to be an asset and was not included in the purchase price allocation by the Company.

  Certain assets and liabilities of the acquired entities have been stated at management's best estimate of fair value which may be adjusted once better information becomes available. Once determined, the purchase price and related allocations may be adjusted. Management believes any adjustments made to the purchase price will not materially impact the Company's operations and financial position.

  On March 27, 1997, the Company established a new entity, Sierra Materials, LLC ("Sierra"). Sierra is 80% owned by the Company and 20% owned by two individuals. Sierra was established to acquire Cape Composites, Inc. (d/b/a Sierra Materials). Sierra Materials is a supplier of graphite and other advanced composite materials for use in the sports and recreational markets. This acquisition of Sierra Materials coincided with the formation of Sierra on March 27, 1997. The transaction was accounted for by the purchase method and the shares of Sierra Materials are pledged as collateral for certain outstanding debt, amounting to approximately $650,000 and $534,000 at March 27, 1997 and June 30, 1997, respectively, of Sierra Materials which must be paid or

                     COYOTE SPORTS, INC. AND SUBSIDIARIES
refinanced by the Company prior to September 23, 1997. The personal guarantees of the prior stockholders of Sierra Materials must be removed by the Company prior to September 23, 1997 or the Shares of Sierra Materials will revert back to the previous owners of Sierra Materials. No cash was paid and no goodwill was recorded as a result of this acquisition.

  On April 1, 1997, the Company acquired all of the outstanding stock of Pentiumatics Sdn. Bhd. ("Pentiumatics"), a Southeast Asian entity whose principal operations have not commenced. The principal operations of Pentiumatics will be the extrusion of various metals which will be sold to third parties, primarily for the manufacture of sporting goods. The acquisition has been accounted for by the purchase method. Consideration for Pentiumatics was approximately $200,000 cash and no goodwill was recorded.

  The following unaudited pro forma financial information for the years ended December 31, 1995 and 1996 present the combined results of operations of the Company and the Apollo Entities as if the acquisition had occurred as of the beginning of 1995 and 1996, after giving effect to certain adjustments, including amortization of intangible assets, reduced depreciation expense, and related income tax effects. The following unaudited pro forma financial information for the six months ended June 30, 1996 and 1997 presents the combined results of operations of the Company and Sierra Materials as if the acquisition had occurred as of the beginning of 1996 and 1997. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the Company, the Apollo Entities and Sierra Materials constituted a single entity during such periods.

                                                               SIX MONTHS
                               YEAR ENDED DECEMBER 31,       ENDED JUNE 30,
                               -------------------------  ---------------------
                                   1995         1996        1996        1997
                               ------------  -----------  ---------  ----------
                                     (UNAUDITED)              (UNAUDITED)
Net sales..................... $ 22,280,546   23,522,105  9,672,897  13,683,116
                               ============  ===========  =========  ==========
Net loss...................... $   (699,869)  (1,574,748)  (355,702) (1,691,192)
                               ============  ===========  =========  ==========
Net loss per share............ $      (0.20)       (0.46)     (0.10)      (0.49)
                               ============  ===========  =========  ==========

  Also, on September 18, 1996, the Company entered into an agreement to acquire certain assets of Expedition Trading Company, LLC, a Utah Limited Liability Company (Expedition). The Company established ICE*USA LLC, a Colorado Limited Liability Company (ICE), in order to purchase certain intangible assets from Expedition in exchange for consideration of $1.5 million, in the form of a note, and a 20% interest in ICE. The negotiated terms of the transaction provided that the Company would own an 80% interest in ICE and Expedition would own a 20% interest.

  The $1.5 million unsecured obligation is payable to Expedition over six years, and has been discounted at 15%. The present value is $1,018,750 as of December 31, 1996. Expedition is entitled to receive a minimum payment of $100,000 per year and a maximum of $200,000 per year through 2002. Annual payment amounts are based on ICE sales. In 2003, the Company must pay Expedition $1.5 million, less all amounts previously paid under the agreement.

(3) INVENTORIES

  Inventories consist of the following:

                                                    DECEMBER 31,
                                                        1996
                                                    ------------
         Raw materials and supplies................  $  804,113
         Work-in-process...........................   1,082,239
         Finished goods............................   2,661,366
                                                     ----------
                                                      4,547,718
         Valuation allowance.......................    (616,000)
                                                     ----------
                                                     $3,931,718
                                                     ==========

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

(4) NOTES PAYABLE TO STOCKHOLDER

  The Company has outstanding notes payable to one of its stockholders in the amount of $112,861 at December 31, 1996. The notes are unsecured and bear interest rates ranging from 12% to 25% per annum. Interest is payable monthly on the notes and any principal amounts outstanding are due in August 1998.

(5) NOTES PAYABLE TO BANKS

  Notes payable consist of the following:

                                                                    DECEMBER 31,
                                                                        1996
                                                                    ------------
Note payable under line of credit, variable interest rate of 1.5%
 over the bank's prime rate
 (7.5% at December 31, 1996), interest payable quarterly..........   $  738,000
Note payable under line of credit, variable interest rate equal to the bank's prime rate (8.25% at December 31, 1996), interest
 payable monthly..................................................      300,000
                                                                     ----------
                                                                     $1,038,000
                                                                     ==========

  In September 1996, the Company entered into a Credit Facility Agreement ("credit facility") which provides for borrowings under a foreign line of credit up to 750,000 PS ($1,285,000 U.S.) with an interest rate of 1.5% over the bank's prime rate. The credit facility also provides for borrowings of up to 400,000 PS ($685,000 U.S.) for spot and forward foreign exchange transactions and borrowings of up to 120,000 PS ($205,000 U.S.) for customs bonds. Amounts outstanding on the credit facility are secured by substantially all Apollo Sports Holdings Ltd.'s assets. As of December 31, 1996, $431,000 PS ($738,000 U.S.) was outstanding under the credit facility. The credit facility is due on demand and is subject to review in May 1998.

  In December 1996, the Company entered into a Loan and Security Agreement ("line of credit") which provides for borrowings under a line of credit up to a maximum of $500,000, with an interest rate equal to the bank's prime rate. Amounts outstanding on the line of credit are secured by substantially all assets of Apollo Golf, Inc. As of December 31, 1996, $300,000 was outstanding under this line of credit. The line of credit expires on May 31, 1998.

(6) LEASES

  The Company has noncancelable operating leases for offices and equipment that expire in various years through 2001. Lease expense on these operating leases amounted to approximately $61,000 and $14,669 for the years ended December 31, 1996 and 1995, respectively.

  At December 31, 1996, future minimum lease payments for operating leases are as follows:

            1997................................ $250,000
            1998................................  190,000
            1999................................   90,000
            2000................................    6,000
                                                 --------
                                                 $536,000
                                                 ========

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

(7) INCOME TAXES

  Income tax expense (benefit) is comprised of the following for the years ended:

                                                                  DECEMBER 31,
                                                                 --------------
                                                                 1995    1996
                                                                 ----- --------
      Current:
        U.S. Federal............................................ $ --       --
        United Kingdom..........................................   --   (16,000)
        State...................................................   --       --
                                                                 ----- --------
                                                                   --   (16,000)
                                                                 ----- --------
      Deferred:
        U.S. Federal............................................   --       --
        United Kingdom..........................................   --    16,000
        State...................................................   --       --
                                                                 ----- --------
                                                                   --    16,000
                                                                 ----- --------
                                                                 $ --       --
                                                                 ===== ========

  Actual income tax expense (benefit) differs from the amounts computed using the U.S. statutory tax rate of 34% as follows:

                                 DECEMBER 31,
                              -------------------
                                1995       1996
                              ---------  --------
Computed tax at the expected
 statutory rate.............  $(126,000) (317,000)
Increase (decrease) in in-
 come taxes resulting from:
  State tax, net of federal
   benefit and state tax
   credits..................    (12,000)  (27,000)
  Increase in valuation al-
   lowance..................    137,000   414,000
  Other, net................      1,000   (70,000)
                              ---------  --------
    Income tax expense......  $     --        --
                              =========  ========

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                             DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Deferred tax assets:
  Net operating loss carryforwards....................... $ 142,000    480,000
  Bad debts and inventory allowances.....................       --     111,000
                                                          ---------  ---------
    Total deferred tax assets............................   142,000    591,000
  Valuation allowance....................................  (142,000)  (557,000)
                                                          ---------  ---------
    Net deferred tax assets..............................       --      34,000
                                                          ---------  ---------
Deferred tax liability--difference in book and tax bases
 of property, plant and equipment from acquisition.......       --    (460,000)
                                                          ---------  ---------
    Net deferred tax liability........................... $     --    (426,000)
                                                          =========  =========

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

  At December 31, 1996, the Company has net operating loss carryforwards for U.S. federal income tax purposes of $480,000 which are available to offset future federal taxable income and expire in the following years. For the year ended December 31, 1996, the Company generated negligible taxable income in the U.K. All of the operating loss carryforwards were generated by U.S. operations.

            2009................................ $  5,000
            2010................................  137,000
            2011................................  338,000
                                                 --------
                                                 $480,000

  At December 31, 1996, management does not believe it is more likely than not that the Company will realize the benefits of a substantial portion of its deferred tax assets and recognized a valuation allowance.

(8) COMMON STOCK AND PREFERRED STOCK

  On June 11, 1997, the stockholders approved an increase in the authorized number of shares of common stock from 1,000,000 shares to 25,000,000 shares. Also on that date, the Board of Directors of the Company declared 3,450 to 1 stock split of the Company's common stock. In the accompanying financial statements, all numbers of common shares and per share amounts have been adjusted to reflect the common stock split retroactively. The stockholders also authorized preferred stock. The total amount of preferred stock authorized is 4,000,000 shares with none issued or outstanding.

(9) EMPLOYEE BENEFIT PLAN

  Two of the Company's acquired subsidiaries participate in a multi-employer defined benefit pension plan. The plan provides defined benefits to substantially all salaried and hourly employees in these two subsidiaries. Amounts charged to pension expense and contributed to the plan in 1996 were $208,000. The Company is required to implement its own defined benefit plan during 1997. In accordance with the purchase agreement on the transfer date of the newly formed defined benefit plan, the amount of assets transferred from the multi-employer plan will be equal to the benefit obligation of the Company's employees based upon an actuarial report to be performed as of the transfer date.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of financial instrument equals the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of certain of the Company's financial instruments, including cash, trade accounts receivable and accounts payable approximate fair value because of their short maturity. The fair value of notes payable approximate the carrying value because of the short maturity of these notes and because the notes bear interest at variable interest rates which approximate market rates.

FOREIGN CURRENCY INSTRUMENTS

  The fair value of the Company's foreign exchange contracts is estimated based on quoted market prices of comparable contracts.

                                                             DECEMBER 31, 1996
                                                             ------------------
                                                             CARRYING    FAIR
                                                              AMOUNT    VALUE
                                                             ------------------
      Foreign exchange contracts............................ $ 191,306  191,306
                                                             ========= ========

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

(11) OPERATING INFORMATION BY GEOGRAPHIC REGION

  The Company's operations are summarized by geographic region as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
      Net sales:
        United Kingdom............................................ $ 2,499,142
        United States.............................................   2,953,975
                                                                   -----------
                                                                   $ 5,453,117
                                                                   ===========
      Operating income (loss):
        United Kingdom............................................ $  (722,000)
        United States.............................................     212,713
                                                                   -----------
                                                                      (509,287)
        General corporate expenses................................    (514,402)
                                                                   -----------
                                                                   $(1,023,689)
                                                                   ===========
      Identifiable assets:
        United Kingdom............................................ $ 7,950,943
        United States, excluding corporate........................   3,698,341
        Corporate.................................................     149,625
                                                                   -----------
                                                                   $11,798,909
                                                                   ===========

  Operating income (loss) represents net sales less operating expenses. In computing operating loss none of the following items have been added or deducted: interest expense, gain (losses) on forward exchange contracts, income taxes and minority interest.

(12) COMMITMENTS AND CONTINGENCIES

LITIGATION

  The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

UNION AGREEMENTS

  Substantially all of the employees of the Apollo Entities are unionized under various contracts which are periodically renegotiated.

(13) SUBSEQUENT EVENTS

  On March 27, 1997, the Company established a new entity, Sierra Materials, LLC ("Sierra"). Sierra is 80% owned by the Company and 20% owned by two individuals. Sierra was established to acquire Cape Composites, Inc. (d/b/a "Sierra Materials"). The shares of Sierra Materials are pledged as collateral for certain outstanding debt of approximately $650,000 of Sierra Materials which must be paid or the personal guarantees of the prior stockholders of Sierra Materials must be removed prior to September 27, 1997 or the shares of Sierra Materials will revert to the previous owners of Sierra Materials.

                     COYOTE SPORTS, INC. AND SUBSIDIARIES

  On April 1, 1997, the Company acquired all of the outstanding stock of Pentiumatics Sdn. Bhd. ("Pentiumatics"), a Southeast Asian entity whose principal operations have not commenced. The principal operations of Pentiumatics will be the extrusion of various metals which will be sold to third parties, primarily for the manufacture of sporting goods. The consideration for Pentiumatics was equal to approximately $200,000 cash. Pentiumatics is included in the Company's consolidated financial statements beginning April 1, 1997. Subsequent to the acquisition the majority stockholders contributed additional capital to the Company of approximately $2,200,000. In June of 1997, Insular Mart Sdn Bhd, a Malaysian company, contributed approximately $600,000 into Pentiumatics resulting in an ownership interest of 23%.

  On April 4, 1997, the Company entered into two secured promissory notes with lenders. The amounts of the notes are $1,355,000 and $145,000 and are due on June 16, 1997, or they may be extended to the earlier of December 31, 1997 or five days subsequent to the Company completing an initial public offering. The interest rates on the notes are 8% and may be increased if the Company defaults on the terms of the notes. As additional consideration for the lenders making the notes, the Company will also issue 75,000 shares of the Company's common stock at the initial public offering price for no additional consideration and warrants to purchase 125,000 shares of the Company's common stock subsequent to the Company's initial public offering. Accordingly, the Company recorded debt financing costs of approximately $550,000 in other income (expense) for the period ending June 30, 1997. The notes are secured by a Stock Pledge Agreement whereby the assets of the Company in Apollo Golf, Inc. and in Apollo Sports Holdings are pledged as collateral. In addition, the notes are secured by the personal guaranty of two of the stockholders of the Company.

  The minority stockholders of Pentiumatics loaned the Company $815,602 in June 1997. The note bears interest at 5 percent. Principal is due July 25, 2002.

  The Company's 1997 Stock Option Plan (the "Option Plan") was adopted by the Board of Directors and stockholders on June 10, 1997. The Option Plan provides for the grant of options to purchase up to 500,000 shares of the Company's common stock. Stock options granted under the Option Plan may be either incentive stock options granted to employees, or nonstatutory stock options, granted to employees, non-employee directors or consultants of the Company. The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has full discretionary authority, subject to certain restrictions, to determine the number of shares for which incentive stock options and nonstatutory stock options may be granted and the individuals to whom, and the times at which, the exercise prices and vesting requirements for which options will be granted. On September 18, 1997, the Board of Directors granted options to purchase 337,500 shares to certain employees, directors and consultants.

  Subsequent to June 30, 1997, the Company retired 850,000 shares of common stock.

  On August 4, 1997, the Company entered into a note payable with one of its stockholders in the amount of $87,659. The note is unsecured and bears interest at 12% per annum. Interest is payable monthly on the note and any principal amounts outstanding are due in October 1999.

  In August 1997 the Company borrowed $285,000 from an unrelated third party. Principal is repayable on demand. Interest is agreed to as 8,000 shares of common stock in the Company to be transferred equally from the Chief Executive Officer and the Chief Operating Officer.

(14) RESTATEMENT

  The Company has restated inventory, cost of goods sold and accumulated deficit by $308,909 as the elimination of intercompany profits in inventory was incorrectly stated as of December 31, 1996.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Coyote Sports, Inc.

  We have audited the accompanying combined balance sheets of TI Apollo Limited, Apollo Golf, Inc. and TI Reynolds 531 Limited (collectively the Apollo Entities) as of December 31, 1995 and September 30, 1996, and the related combined statements of operations, stockholders' equity and cash flows for the year ended December 31, 1995 and for the nine months ended September 30, 1996. These combined financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of TI Apollo Limited, Apollo Golf, Inc. and TI Reynolds 531 Limited (collectively the Apollo Entities) as of December 31, 1995 and September 30, 1996, and the results of their operations and their cash flows for the year ended December 31, 1995 and for the nine months ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boulder, Colorado
June 5, 1997, except
for Note 10 which
is as of August 1, 1997

                      TI APOLLO LIMITED, APOLLO GOLF, INC.
                          AND TI REYNOLDS 531 LIMITED

                            COMBINED BALANCE SHEETS

                    DECEMBER 31, 1995 AND SEPTEMBER 30, 1996

                                                     DECEMBER 31,  SEPTEMBER 30,
                                                         1995          1996
                                                     ------------  -------------
 ASSETS
 Current assets:
   Cash............................................. $ 1,214,407       114,757
   Trade accounts receivable, less allowance for
    doubtful accounts of $265,000 in 1995 and
    $125,000 in 1996................................   2,736,164     3,086,843
   Inventories (as restated, note 10)...............   3,710,391     3,243,873
   Prepaid expenses and other assets................     282,939       204,761
                                                     -----------    ----------
     Total current assets...........................   7,943,901     6,650,234
                                                     -----------    ----------
 Property, plant and equipment:
   Machinery and equipment..........................  10,269,054    10,438,190
   Furniture and fixtures...........................     578,000       582,000
                                                     -----------    ----------
                                                      10,847,054    11,020,190
   Less accumulated depreciation....................  (7,843,819)   (8,320,485)
                                                     -----------    ----------
 Net property, plant and equipment..................   3,003,235     2,699,705
                                                     -----------    ----------
                                                     $10,947,136     9,349,939
                                                     ===========    ==========
 LIABILITIES AND STOCKHOLDERS EQUITY
 Current liabilities:
   Notes payable to Former Parent................... $   688,000     1,138,000
   Accounts payable.................................   2,505,197     1,623,546
   Taxes payable....................................     947,000       575,000
   Accrued expenses.................................     942,111     1,398,577
   Dividends payable................................     832,000           --
                                                     -----------    ----------
     Total current liabilities......................   5,914,308     4,735,123
                                                     -----------    ----------
 Deferred tax liability.............................     540,000       525,000
                                                     -----------    ----------
     Total liabilities..............................   6,454,308     5,260,123
 Stockholders' equity
   Common stock.....................................   1,600,057     2,292,057
   Additional paid-in capital.......................   4,480,943     3,800,943
   Accumulated deficit (as restated, note 10).......  (1,575,172)   (2,008,184)
   Foreign currency translation adjustment..........     (13,000)        5,000
                                                     -----------    ----------
     Total stockholders equity......................   4,492,828     4,089,816
                                                     -----------    ----------
 Commitments and contingencies (notes 3, 4, 6 and
  9)................................................ $10,947,136     9,349,939
                                                     ===========    ==========

            See accompanying notes to combined financial statements.

                      TI APOLLO LIMITED, APOLLO GOLF, INC.
                          AND TI REYNOLDS 531 LIMITED

                       COMBINED STATEMENTS OF OPERATIONS

                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                 YEAR ENDED   NINE MONTHS ENDED
                                                DECEMBER 31,    SEPTEMBER 30,
                                                    1995            1996
                                                ------------  -----------------
Net sales...................................... $ 22,280,546      14,787,052
Cost of goods sold.............................  (16,342,961)    (10,789,428)
                                                ------------     -----------
  Gross profit.................................    5,937,585       3,997,624
Selling, general and administrative expenses...   (5,493,276)     (3,997,959)
                                                ------------     -----------
  Operating income (loss)......................      444,309            (335)
                                                ------------     -----------
Other income (expense):
  Interest expense, net........................     (224,305)       (238,677)
  Gains (losses) on forward exchange contracts,
   net.........................................     (126,000)         54,000
                                                ------------     -----------
                                                    (350,305)       (184,677)
                                                ------------     -----------
  Income (loss) before income taxes............       94,004        (185,012)
Income tax expense.............................     (507,000)       (248,000)
                                                ------------     -----------
  Net loss..................................... $   (412,996)       (433,012)
                                                ============     ===========



            See accompanying notes to combined financial statements.

                      TI APOLLO LIMITED, APOLLO GOLF, INC.
                          AND TI REYNOLDS 531 LIMITED

                   COMBINED STATEMENTS OF STOCKHOLDERS EQUITY

                  FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                      NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                                 FOREIGN
                                                      ADDITIONAL                CURRENCY      TOTAL
                           COMMON   COMMON    COMMON   PAID-IN    ACCUMULATED  TRANSLATION STOCKHOLDERS
                          STOCK(1) STOCK(2)  STOCK(3)  CAPITAL      DEFICIT    ADJUSTMENT     EQUITY
                          -------- --------- -------- ----------  -----------  ----------- ------------
BALANCES JANUARY 1, 1995
 (as restated, note
 10)....................   $1,000  1,521,427  77,630  4,518,838   (1,162,176)     (5,000)   4,951,719
Contributed Capital.....      --         --      --     808,105          --          --       808,105
Dividends declared......      --         --      --    (846,000)         --          --      (846,000)
Net loss................      --         --      --         --      (412,996)        --      (412,996)
Foreign currency
 translation
 adjustment.............      --         --      --         --           --       (8,000)      (8,000)
                           ------  ---------  ------  ---------   ----------     -------    ---------
BALANCES DECEMBER 31,
 1995                      $1,000  1,521,427  77,630  4,480,943   (1,575,172)    (13,000)   4,492,828
                           ======  =========  ======  =========   ==========     =======    =========
Contributed capital.....      --     692,000     --      12,000          --          --       704,000
Dividends declared......      --         --      --    (692,000)         --          --      (692,000)
Net loss................      --         --      --         --      (433,012)        --      (433,012)
Foreign currency
 translation
 adjustment.............      --         --      --         --           --       18,000       18,000
                           ------  ---------  ------  ---------   ----------     -------    ---------
BALANCES SEPTEMBER 30,
 1996                      $1,000  2,213,427  77,630  3,800,943   (2,008,184)      5,000    4,089,816
                           ======  =========  ======  =========   ==========     =======    =========

--------
(1) Common stock, no par value. Authorized 1,000 shares, 100 issued and outstanding.
(2) Common stock, .25 Pound Sterling (PS) ($.39 at December 31, 1995 and September 30, 1996) par value. Authorized 5,800,000 shares, 5,719,688 (par value partially paid to .025 PS) and 5,719,688 (fully paid par value) shares issued and outstanding at December 31, 1995 and September 30, 1996, respectively.
(3) Common stock, .02 PS ($.03 at December 31, 1995 and September 30, 1996) par value. Authorized 14,040,040 shares, 10,000,000 (par value partially paid to .005 PS) shares issued and outstanding.


            See accompanying notes to combined financial statements.

                      TI APOLLO LIMITED, APOLLO GOLF, INC.
                          AND TI REYNOLDS 531 LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS

                FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE
                     NINE MONTHS ENDED SEPTEMBER 30, 1996

                                                                   NINE MONTHS
                                                     YEAR ENDED       ENDED
                                                    DECEMBER 31,  SEPTEMBER 30,
                                                        1995          1996
                                                    ------------  -------------
Cash flows from operating activities:
Net loss..........................................  $  (412,996)     (433,012)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation..................................      395,600       476,666
    Deferred income taxes.........................       (4,000)      (15,000)
    Changes in operating assets and liabilities:
      Trade accounts receivable, net..............      540,928      (350,679)
      Inventories.................................     (124,189)      466,518
      Prepaid expenses and other assets...........     (174,032)       78,178
      Accounts payable............................     (305,427)     (881,651)
      Taxes payable...............................     (179,000)     (372,000)
      Accrued expenses............................     (692,636)      456,466
                                                    -----------    ----------
        Net cash used in operating activities.....     (955,752)     (574,514)
                                                    -----------    ----------
Cash flows used in investing activities--purchase
 of property, plant and equipment.................     (192,144)     (173,136)
Cash flows from financing activities:
  Proceeds from notes payable to Former Parent....      688,000       450,000
  Dividends paid..................................   (1,962,000)     (832,000)
  Capital contributions...........................      808,105        12,000
                                                    -----------    ----------
        Net cash used in financing activities.....     (465,895)     (370,000)
                                                    -----------    ----------
Effect of exchange rate changes on cash...........       (8,000)       18,000
                                                    -----------    ----------
        Net decrease in cash......................   (1,621,791)   (1,099,650)
                                                    -----------    ----------
Cash at beginning of period.......................    2,836,198     1,214,407
                                                    -----------    ----------
Cash at end of period.............................  $ 1,214,407       114,757
                                                    ===========    ==========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest........................................  $    11,050        53,788
                                                    ===========    ==========
  Income taxes....................................  $ 1,191,768           --
                                                    ===========    ==========


            See accompanying notes to combined financial statements.

       TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                   DECEMBER 31, 1995 AND SEPTEMBER 30, 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES AND BASIS OF PRESENTATION

NATURE OF BUSINESS AND BASIS OF PRESENTATION

  TI Apollo Limited ("TAL"), Apollo Golf, Inc. ("AGI") and TI Reynolds 531 Limited ("TRL") (collectively, the "Apollo Entities", or "Company") formerly wholly owned subsidiaries of TI Group plc ("Former Parent") are engaged in the manufacture and sales of sporting goods products. These sporting good products include steel golf shafts (under the name Apollo) and bicycle frame tubes (under the name Reynolds). The Company sells its golf shafts and bicycle frame tubes in wholesale markets and to assemblers of finished products primarily in Europe and the United States. The Company's golf shaft business accounted for approximately 88% of the Company's revenue for the nine months ended September 30, 1996. If the demand for golf products were to experience a significant change it could have a significant impact on the financial performance of the Apollo Entities.

  The Apollo Entities have been combined as a result of the acquisition of these entities by Coyote Sports, Inc. as described in note 11. These combined financial statements are presented on a historical cost basis and do not include the effects of purchase accounting. The purchase price paid by Coyote Sports, Inc., for the Apollo Entities was less than the net book value recorded in the combined financial statements.

  All significant intercompany balances and transactions have eliminated in combination.

ACCOUNTS RECEIVABLE

  The provision for doubtful accounts was $269,167 and $101,003 and uncollectible accounts charged to the allowance were $262,189 and $240,787 for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. The allowance for doubtful accounts was $258,661 as of December 31, 1994.

INVENTORIES

  Inventories are stated at the lower of cost (first-in, first-out method) or market. Valuation allowances are provided for finished goods in excess of what is expected to be sold and raw materials which are no longer used in manufacturing.

PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method based on estimated useful lives of the assets, which range from 3 to 20 years.

DIVIDENDS

Dividends declared and paid are based on the operating results of TAL and TRL. There is no restriction from paying dividends in loss years.

REVENUE RECOGNITION

  The Company recognizes sales upon shipment to customers.

RESEARCH AND DEVELOPMENT EXPENSES

  Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amount charged against operations during the year ended December 31, 1995 and the nine months ended September 30, 1996 was approximately $665,000 and $407,000, respectively, which is included in selling, general and administrative expenses.

       TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED

INCOME TAXES

  The Apollo Entities account for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  In accordance with FAS 109, current and deferred income taxes were allocated to the combined entities as if the combined entity was a separate taxpayer independent of other TI Group plc entities.

ADVERTISING

  The Apollo Entities expense advertising costs when incurred. Advertising expense recognized in the year ended December 31, 1995 and the nine months ended September 30, 1996 approximated $1,029,000 and $581,000, respectively, and is included in selling, general and administrative expenses.

USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREIGN EXCHANGE RISK AND FINANCIAL INSTRUMENTS

  The accounts of TAL and TRL are measured using the local currency (Pound Sterling) as the functional currency. For those operations, assets and liabilities are translated at period end exchange rates. Revenue and expense accounts are translated at average monthly exchange rates. Net gains or losses resulting from translation are excluded from results of operations and accumulated as a separate component of stockholder's equity. Gains and losses from foreign currency transactions are included in operations as incurred.

  The Company enters into forward foreign exchange contracts on certain foreign forward delivery commitments. Generally, open forward delivery commitments are marked to market at the end of each accounting period and corresponding gains and losses are recognized in other income (expense).

RECLASSIFICATIONS

  Certain reclassifications have been made to conform to the September 30, 1996 presentation.

(2) INVENTORIES

  Inventories consist of the following:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
      Raw materials and supplies.....................  $1,051,452      514,094
      Work-in-progress...............................     766,022      866,239
      Finished goods.................................   2,323,847    2,384,470
                                                       ----------    ---------
                                                        4,141,321    3,764,803
      Valuation allowance............................    (430,930)    (520,930)
                                                       ----------    ---------
                                                       $3,710,391    3,243,873
                                                       ==========    =========

       TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED

(3) NOTES PAYABLE TO FORMER PARENT

  The Former Parent had a senior bank facility which was used to fund the working capital needs of the Apollo Entities, similar to a line of credit. Amounts outstanding on the facility were the obligation of the Former Parent. Amounts payable by the Apollo Entities were payable to the Former Parent. These amounts were paid prior to the completion of the acquisition in note 11.

(4) LEASES

  The Company has noncancelable operating leases for offices and equipment that expire in various years through 2000. Lease expense on these operating leases amounted to approximately $193,000 and $134,000 for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively.

  At September 30, 1996, future minimum lease payments for operating leases are as follows:

            1997................................ $198,701
            1998................................  176,469
            1999................................   94,183
            2000................................    9,178
                                                 --------
                                                 $478,531
                                                 ========

(5) INCOME TAXES

  Income tax expense (benefit) is comprised of the following for the years ended:

                                                      DECEMBER 31, SEPTEMBER 30,
                                                          1995         1996
                                                      ------------ -------------
      Current:
        U.S. Federal.................................   $    --           --
        United Kingdom...............................    543,000      263,000
        State........................................        --           --
                                                        --------      -------
                                                         543,000      263,000
                                                        --------      -------
      Deferred:
        U.S. Federal.................................        --           --
        United Kingdom...............................    (36,000)     (15,000)
        State........................................        --           --
                                                        --------      -------
                                                         (36,000)     (15,000)
                                                        --------      -------
                                                        $507,000      248,000
                                                        ========      =======

       TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED

  Actual income tax expense (benefit) differs from the amounts computed using the U.S. statutory tax rate of 34% as follows:

                                                     DECEMBER 31, SEPTEMBER 30,
                                                         1995         1996
                                                     ------------ -------------
      Computed tax at the expected statutory rate..    $ 32,000      (63,000)
      Increase (decrease) in income taxes from:
        State tax, net of federal benefit and tax
         credits...................................     (16,000)     (20,000)
        Meals and entertainment expenses...........      22,000       19,000
        Correction of a previously filed tax re-
         turn......................................         --        80,000
        Increase in valuation allowance............     448,000      264,000
        Other, net.................................      21,000      (32,000)
                                                       --------      -------
          Income tax expense.......................    $507,000      248,000
                                                       ========      =======

  Income tax expense is a result of income generated in the United Kingdom without the benefit of the utilization of net operating losses generated in the United States.

  The tax effects of temporary differences which give rise to significant portions of deferred tax assets and deferred tax liabilities are presented below:

                                                      DECEMBER 31, SEPTEMBER 30
                                                          1995         1996
                                                      ------------ ------------
      Deferred tax assets:
        Net operating loss carryforwards.............  $ 294,000      524,000
        Bad debts and inventory allowances...........    201,000      227,000
                                                       ---------     --------
          Total deferred tax assets..................    495,000      751,000
      Valuation allowance............................   (448,000)    (712,000)
                                                       ---------     --------
          Net deferred tax assets....................     47,000       39,000
                                                       ---------     --------
      Deferred tax liability--difference in book and
       tax basis of property, plant and equipment
       from acquisition..............................   (587,000)    (564,000)
                                                       ---------     --------
          Net deferred tax liability.................  $(540,000)    (525,000)
                                                       =========     ========

  At September 30, 1996, management does not believe it is more likely than not that the Apollo Entities will realize the benefits of a substantial portion of its deferred tax assets and recognized a valuation allowance.

(6) EMPLOYEE BENEFIT PLAN

  The Apollo Entities participate in a multi-employer defined benefit pension plan. The plan provides defined benefits to substantially all salaried and hourly employees in these two subsidiaries. Amounts charged to pension expense and contributed to the plan during the year ended December 31, 1995 and the nine months ended September 30, 1996 were $30,996 and $20,250, respectively.

(7) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument equals the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying amounts of certain of the Apollo Entities' financial instruments, including cash, trade accounts receivable and accounts payable approximate fair value because of their short maturity.

       TI APOLLO LIMITED, APOLLO GOLF, INC. AND TI REYNOLDS 531 LIMITED

FOREIGN CURRENCY INSTRUMENTS

  The fair value of the Apollo Entities' foreign exchange contracts is estimated based on quoted market prices of comparable contracts.

                                                             SEPTEMBER 30, 1996
                                                             -------------------
                                                              CARRYING    FAIR
                                                               AMOUNT    VALUE
                                                             ---------- --------
      Foreign exchange contracts............................ $  80,252    80,252
                                                             =========  ========

(8) OPERATING INFORMATION BY GEOGRAPHIC REGION

  The Apollo Entities' operations are summarized by geographic region as follows:

                                                                    NINE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                                       1996
                                                                   -------------
      Net Sales:
        United Kingdom............................................  $ 6,788,333
        United States.............................................    7,998,719
                                                                    -----------
                                                                     14,787,052
                                                                    ===========
      Operating income (loss):
        United Kingdom............................................   (1,349,667)
        United States.............................................    1,349,332
                                                                    -----------
                                                                           (335)
                                                                    ===========
      Identifiable assets:
        United Kingdom............................................    6,321,000
        United States.............................................    3,260,067
                                                                    -----------
                                                                    $ 9,581,067
                                                                    ===========

(9) COMMITMENTS AND CONTINGENCIES

LITIGATION

  The Apollo Entities are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Apollo Entities' combined financial position, results of operations or liquidity.

UNION AGREEMENTS

  Substantially all of the employees of TAL and TRL are unionized under various contracts which are periodically renegotiated.

(10) RESTATEMENT

  The Company has restated the January 1, 1995 inventory balance and the accumulated deficit by $231,128 as of January 1, 1995 as the elimination of intercompany profits in inventory was incorrectly stated as of January 1, 1995.

(11) ACQUISITION BY COYOTE SPORTS, INC.

  On September 18, 1996, all of the outstanding shares of the Apollo Entities were sold to Coyote Sports, Inc. In addition to these shares of the Apollo Entities, Coyote Sports, Inc. acquired a manufacturing facility which is used by TI Apollo Limited to manufacture golf shafts.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE IN-
FORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH IN-FORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OF-FER TO SELL, OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE AFFAIRS OF THE COMPANY SINCE THAT DATE HEREOF OR THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  15
Capitalization...........................................................  16
Dividend Policy..........................................................  16
Dilution.................................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition & Results of
 Operations..............................................................  20
Business.................................................................  27
Management...............................................................  40
Certain Transactions.....................................................  44
Private Placement........................................................  46
Principal Stockholders...................................................  47
Additional Registered Shares.............................................  47
Description of Securities................................................  48
Shares Eligible for Future Sale..........................................  49
Underwriting.............................................................  51
Legal Matters............................................................  52
Available Information....................................................  52
Index to Financial Statements............................................ F-1

                                ---------------

  UNTIL OCTOBER 13, 1997, ALL DEALERS EFFECTING TRANSACTIONS IN SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                                   1,050,000
                            SHARES OF COMMON STOCK


                              COYOTE SPORTS, INC.



             [LOGOS OF REYNOLDS, APOLLO, AND ICE.USA APPEAR HERE]

                                ---------------

                                  PROSPECTUS

                                ---------------

                           COHIG & ASSOCIATES, INC.

                              SEPTEMBER 18 , 1997

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